Exhibit 99.1
Brookfield Infrastructure Partners L.P.
Interim Report Q2 2019
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2019 AND DECEMBER 31, 2018 AND
FOR THE THREE AND SIX-MONTH PERIODS ENDED JUNE 30, 2019 AND 2018

Brookfield Infrastructure Partners L.P. (our “partnership” and together with its subsidiary and operating entities “Brookfield Infrastructure”) owns and operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry or other characteristics, tend to appreciate in value over time. Our current operations consist of utilities, transport, energy and data infrastructure businesses in North and South America, Asia Pacific and Europe.
Brookfield Asset Management Inc. (together with its affiliates other than Brookfield Infrastructure, “Brookfield”) has an approximate 30% interest in Brookfield Infrastructure. Brookfield Infrastructure has appointed Brookfield as its Service Provider to provide certain management, administrative and advisory services, for a fee, under the Master Services Agreement.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of
US$ MILLIONS, UNAUDITED	Notes	June 30, 2019	December 31, 2018
Assets
Cash and cash equivalents	6	$715	$540
Financial assets	6	573	424
Accounts receivable and other	6	1,357	1,171
Inventory		171	141
Current assets		2,816	2,276
Property, plant and equipment	2,7	16,337	12,814
Intangible assets	8	12,155	11,635
Investments in associates and joint ventures	9	4,623	4,591
Investment properties		403	190
Goodwill	5	4,005	3,859
Financial assets	6	828	921
Other assets		212	219
Deferred income tax asset		86	75
Total assets		$41,465	$36,580

Liabilities and Partnership Capital
Liabilities
Accounts payable and other	2,6	$2,775	$1,308
Non-recourse borrowings	6,10	1,028	985
Financial liabilities	6	175	124
Current liabilities		3,978	2,417
Corporate borrowings	6,10	1,546	1,993
Non-recourse borrowings	6,10	13,172	12,128
Financial liabilities	6	1,170	1,156
Other liabilities	2	1,878	777
Deferred income tax liability		3,468	3,421
Preferred shares	6	20	20
Total liabilities		25,232	21,912

Partnership capital
Limited partners	14	4,521	4,513
General partner	14	23	22
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield	14	1,815	1,823
Exchange LP Units	14	21	71
Interest of others in operating subsidiaries		8,918	7,303
Preferred unitholders	14	935	936
Total partnership capital		16,233	14,668
Total liabilities and partnership capital		$41,465	$36,580

The accompanying notes are an integral part of the financial statements.

2 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF OPERATING RESULTS

		For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS, UNAUDITED	Notes	2019	2018	2019	2018
Revenues	13	$1,685	$1,044	$3,278	$2,057
Direct operating costs		(840)	(467)	(1,638)	(876)
General and administrative expenses		(64)	(54)	(125)	(112)
Depreciation and amortization expense	7,8	(323)	(188)	(615)	(381)
		458	335	900	688
Interest expense		(241)	(125)	(453)	(239)
Share of earnings (losses) from investments in associates and joint ventures	9	34	1	52	(4)
Mark-to-market on hedging items	6	52	63	34	27
Gain on sale of associate	9	—	—	—	338
Other income (expense)		12	17	22	(7)
Income before income tax		315	291	555	803
Income tax (expense) recovery
Current		(62)	(46)	(125)	(216)
Deferred		1	(26)	(11)	(41)
Net income		$254	$219	$419	$546

Attributable to:
Limited partners		$42	$64	$36	$186
General partner		39	34	77	69
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield		17	27	15	79
Exchange LP Units		—	—	—	—
Interest of others in operating subsidiaries		156	94	291	212
Basic and diluted earnings per limited partner unit:	14	$0.12	$0.21	$0.07	$0.63
The accompanying notes are an integral part of the financial statements.

Q2 2019 INTERIM REPORT 3

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

		For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS, UNAUDITED	Notes	2019	2018	2019	2018
Net income		$254	$219	$419	$546
Other comprehensive income (loss):
Items that will not be reclassified subsequently to profit or loss:
Marketable securities, net of tax	6	—	4	29	(12)
Unrealized actuarial losses		(4)	—	(12)	—
		(4)	4	17	(12)
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation		115	(1,175)	233	(1,062)
Cash flow hedge	6	(42)	(29)	(55)	(58)
Net investment hedge	6	(6)	99	(29)	47
Taxes on the above items		5	2	12	5
Investment in associates and joint ventures	9	(40)	50	(72)	63
		32	(1,053)	89	(1,005)
Total other comprehensive income (loss)		28	(1,049)	106	(1,017)
Comprehensive income (loss)		$282	$(830)	$525	$(471)

Attributable to:
Limited partners		$29	$(299)	$26	$(161)
General partner		39	32	77	67
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield		12	(125)	11	(68)
Exchange LP Units		—	—	—	—
Interest of others in operating subsidiaries		202	(438)	411	(309)
The accompanying notes are an integral part of the financial statements.

4 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF PARTNERSHIP CAPITAL

	Limited Partners					General Partner				Non-Controlling Interest – Redeemable Partnership Units held by Brookfield
FOR THE THREE-MONTH PERIOD ENDED JUNE 30, 2019 US$ MILLIONS	Limited partners’ capital	(Deficit)	Ownership changes	Accumulated other comprehensive income (loss)(1)	Limited partners	General partner capital	Retained earnings	Accumulated other comprehensive income(1)	General partner	Redeemable units held by Brookfield	(Deficit)	Ownership changes	Accumulated other comprehensive income (loss)(1)	Non-controlling interest – Redeemable Partnership Units held by Brookfield	Non-controlling interest – Exchange LP Units	Non-controlling interest – in operating subsidiaries	Preferred Unitholders Capital	Total partners’ capital

Balance as at March 31, 2019	$4,935	$(1,036)	$496	$238	$4,633	$19	$—	$3	$22	$2,078	$(447)	$107	$125	$1,863	$23	$8,799	$935	$16,275
Net income	—	42	—	—	42	—	39	—	39	—	17	—	—	17	—	156	—	254
Other comprehensive (loss) income	—	—	—	(13)	(13)	—	—	—	—	—	—	—	(5)	(5)	—	46	—	28
Comprehensive income (loss)	—	42	—	(13)	29	—	39	—	39	—	17	—	(5)	12	—	202	—	282
Unit issuance(2)	2	—	—	—	2	—	—	—	—	—	—	—	—	—	—	—	—	2
Partnership distributions(3)	—	(141)	—	—	(141)	—	(38)	—	(38)	—	(58)	—	—	(58)	(1)	—	—	(238)
Partnership preferred distributions(3)	—	(9)	—	—	(9)	—	—	—	—	—	(4)	—	—	(4)	—	—	—	(13)
Acquisition of subsidiaries(4)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	40	—	40
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(123)	—	(123)
Other items	1	—	6	—	7	—	—	—	—	—	—	2	—	2	(1)	—	—	8
Balance as at June 30, 2019	$4,938	$(1,144)	$502	$225	$4,521	$19	$1	$3	$23	$2,078	$(492)	$109	$120	$1,815	$21	$8,918	$935	$16,233

1.	Refer to Note 16 Accumulated Other Comprehensive Income. 2. Refer to Note 14 Partnership Capital. 3. Refer to Note 15 Distributions.

4.	Refer to Note 5 Acquisition of Businesses.

The accompanying notes are an integral part of the financial statements

Q2 2019 INTERIM REPORT 5

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF PARTNERSHIP CAPITAL

	Limited Partners					General Partner				Non-Controlling Interest – Redeemable Partnership Units held by Brookfield
FOR THE THREE-MONTH PERIOD ENDED JUNE 30, 2018 US$ MILLIONS	Limited partners’ capital	(Deficit)	Ownership changes	Accumulated other comprehensive income(1)	Limited partners	General partner capital	Retained earnings	Accumulated other comprehensive income(1)	General partner	Redeemable units held by Brookfield	(Deficit)	Ownership changes	Accumulated other comprehensive income(1)	Non-controlling interest – Redeemable Partnership Units held by Brookfield	Non-controlling interest – in operating subsidiaries	Preferred Unitholders Capital	Total partners’ capital

Balance as at March 31, 2018	$4,911	$(513)	$149	$430	$4,977	$19	$3	$3	$25	$2,078	$(228)	$(40)	$204	$2,014	$5,839	$752	$13,607
Net income	—	64	—	—	64	—	34	—	34	—	27	—	—	27	94	—	219
Other comprehensive loss	—	—	—	(363)	(363)	—	—	(2)	(2)	—	—	—	(152)	(152)	(532)	—	(1,049)
Comprehensive income (loss)	—	64	—	(363)	(299)	—	34	(2)	32	—	27	—	(152)	(125)	(438)	—	(830)
Unit issuance(2)	4	—	—	—	4	—	—	—	—	—	—	—	—	—	—	—	4
Partnership distributions(3)	—	(130)	—	—	(130)	—	(35)	—	(35)	—	(54)	—	—	(54)	—	—	(219)
Partnership preferred distributions(3)	—	(7)	—	—	(7)	—	—	—	—	—	(3)	—	—	(3)	—	—	(10)
Acquisition of subsidiaries(4)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	759	—	759
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(158)	—	(158)
Capital provided to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(877)	—	(877)
Balance as at June 30, 2018	$4,915	$(586)	$149	$67	$4,545	$19	$2	$1	$22	$2,078	$(258)	$(40)	$52	$1,832	$5,125	$752	$12,276

1.	Refer to Note 16 Accumulated Other Comprehensive Income. 2. Refer to Note 14 Partnership Capital. 3. Refer to Note 15 Distributions.

4.	Refer to Note 5 Acquisition of Businesses.

The accompanying notes are an integral part of the financial statements

6 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF PARTNERSHIP CAPITAL

	Limited Partners					General Partner				Non-Controlling Interest – Redeemable Partnership Units held by Brookfield
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2019 US$ MILLIONS	Limited partners’ capital	(Deficit)	Ownership changes	Accumulated other comprehensive income (loss)(1)	Limited partners	General partner capital	Retained earnings	Accumulated other comprehensive income (loss)(1)	General partner	Redeemable units held by Brookfield	(Deficit)	Ownership changes	Accumulated other comprehensive income (loss)(1)	Non-controlling interest – Redeemable Partnership Units held by Brookfield	Non-controlling interest – Exchange LP Units	Non-controlling interest – in operating subsidiaries	Preferred Unitholders Capital	Total partners’ capital

Balance as at January 1, 2019	4,911	(856)	249	209	4,513	19	—	3	22	2,078	(370)	3	112	1,823	71	7,303	936	14,668
Net income	—	36	—	—	36	—	77	—	77	—	15	—	—	15	—	291	—	419
Other comprehensive (loss) income	—	—	—	(10)	(10)	—	—	—	—	—	—	—	(4)	(4)	—	120	—	106
Comprehensive income (loss)	—	36	—	(10)	26	—	77	—	77	—	15	—	(4)	11	—	411	—	525
Unit issuance(2)	4	—	—	—	4	—	—	—	—	—	—	—	—	—	—	—	—	4
Unit Repurchases(2)	(28)	—	—	—	(28)	—	—	—	—	—	—	—	—	—	—	—	(1)	(29)
Partnership distributions(3)	—	(281)	—	—	(281)	—	(76)	—	(76)	—	(117)	—	—	(117)	(2)	—	—	(476)
Partnership preferred distributions(3)	—	(17)	—	—	(17)	—	—	—	—	—	(8)	—	—	(8)	—	—	—	(25)
Acquisition of subsidiaries(4)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1,884	—	1,884
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(491)	—	(491)
Other items(5)	51	(26)	253	26	304	—	—	—	—	—	(12)	106	12	106	(48)	(189)	—	173
Balance as at June 30, 2019	$4,938	$(1,144)	$502	$225	$4,521	$19	$1	$3	$23	$2,078	$(492)	$109	$120	$1,815	$21	$8,918	$935	$16,233
1.    Refer to Note 16 Accumulated Other Comprehensive Income.     2.    Refer to Note 14 Partnership Capital.    3.    Refer to Note 15 Distributions.
4.    Refer to Note 5 Acquisition of Businesses.    5.    Refer to Note 4 Partial Disposition of our interest in Chilean Toll Road Business.

The accompanying notes are an integral part of the financial statements.

Q2 2019 INTERIM REPORT 7

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF PARTNERSHIP CAPITAL

	Limited Partners					General Partner				Non-Controlling Interest – Redeemable Partnership Units held by Brookfield
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2018 US$ MILLIONS	Limited partners’ capital	(Deficit)	Ownership changes	Accumulated other comprehensive income (loss)(1)	Limited partners	General partner capital	Retained earnings	Accumulated other comprehensive income (loss)(1)	General partner	Redeemable units held by Brookfield	(Deficit)	Ownership changes	Accumulated other comprehensive income (loss)(1)	Non-controlling interest – Redeemable Partnership Units held by Brookfield	Non-controlling interest – in operating subsidiaries	Preferred Unitholders Capital	Total partners’ capital

Balance at December 31, 2017	$4,907	$(953)	$149	$864	$4,967	$19	$—	$6	$25	$2,078	$(413)	$(40)	$387	$2,012	$5,875	$595	$13,474
Change in accounting policies	—	4	—	—	4	—	—	—	—	—	2	—	—	2	10	—	16
Balance as at January 1, 2018	4,907	(949)	149	864	4,971	19	—	6	25	2,078	(411)	(40)	387	2,014	5,885	595	13,490
Net income	—	186	—	—	186	—	69	—	69	—	79	—	—	79	212	—	546
Other comprehensive loss	—	—	—	(347)	(347)	—	—	(2)	(2)	—	—	—	(147)	(147)	(521)	—	(1,017)
Comprehensive income (loss)	—	186	—	(347)	(161)	—	69	(2)	67	—	79	—	(147)	(68)	(309)	—	(471)
Unit issuance(2)	8	—	—	—	8	—	—	—	—	—	—	—	—	—	—	—	8
Partnership distributions(3)	—	(260)	—	—	(260)	—	(70)	—	(70)	—	(108)	—	—	(108)	—	—	(438)
Partnership preferred distributions(3)	—	(13)	—	—	(13)	—	—	—	—	—	(6)	—	—	(6)	—	—	(19)
Acquisition of subsidiaries(4)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	759	—	759
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(333)	—	(333)
Capital provided to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(877)	—	(877)
Preferred units issued(2)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	157	157
Other items(5)	—	450	—	(450)	—	—	3	(3)	—	—	188	—	(188)	—	—	—	—
Balance as at June 30, 2018	$4,915	$(586)	$149	$67	$4,545	$19	$2	$1	$22	$2,078	$(258)	$(40)	$52	$1,832	$5,125	$752	$12,276
1.    Refer to Note 16 Accumulated Other Comprehensive Income.    2.    Refer to Note 14 Partnership Capital.     3.    Refer to Note 15 Distributions.
4.    Refer to Note 5 Acquisition of Businesses.     5.    Refer to Note 9 Investment in Associates and Joint Ventures.

The accompanying notes are an integral part of the financial statements.

8 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS, UNAUDITED	Notes	2019	2018	2019	2018
Operating Activities
Net income		$254	$219	$419	$546
Adjusted for the following items:
Earnings from investments in associates and joint ventures, net of distributions received	9	19	15	32	24
Depreciation and amortization expense	7,8	323	188	615	381
Mark-to-market on hedging items, provisions and other	6	(44)	(40)	10	29
Gain on sale of associate	9	—	—	—	(338)
Deferred income tax expense		(1)	26	11	41
Changes in non-cash working capital, net		29	(225)	54	(34)
Cash from operating activities		580	183	1,141	649

Investing Activities
Acquisition of subsidiaries, net of cash acquired	5	(40)	(398)	(2,190)	(398)
Investments in associates and joint ventures	9	188	(40)	—	(55)
Disposal of investment held on behalf of parent	17	581	—	—	—
Disposal of investments in associates and joint ventures	9	135	—	135	1,289
Purchase of long-lived assets	7,8	(282)	(180)	(526)	(358)
Disposal of long-lived assets	7,8	6	2	13	5
Purchase of financial assets		(43)	(77)	(48)	(140)
Sale of financial assets		4	14	9	52
Settlement of foreign exchange hedging items	6	37	(18)	36	(72)
Cash from (used by) investing activities		586	(697)	(2,571)	323

Financing Activities
Distributions to general partner	15	(38)	(35)	(76)	(70)
Distributions to other unitholders	15	(213)	(194)	(425)	(387)
Subsidiary distributions to non-controlling interest		(123)	(158)	(491)	(333)
Capital provided by non-controlling interest	5	13	146	1,285	146
Capital provided to non-controlling interest		—	(877)	—	(877)
Proceeds from partial disposition of subsidiaries to non-controlling interest, net of taxes	4	—	—	165	—
Deposit received from parent	17	456	—	823	—
Proceeds from corporate credit facility	10	743	62	2,619	669
Repayment of corporate credit facility	10	(1,708)	(62)	(3,129)	(1,458)
Proceeds from subsidiary borrowings	10	152	1,816	2,051	2,684
Repayment of subsidiary borrowings	10	(427)	(262)	(1,204)	(1,070)
Lease liability repaid	2	(33)	—	(69)	—
Preferred units and preferred shares issued, net of repurchases	14	—	—	72	157
Partnership units issued, net of issuance costs	14	2	4	4	8
Partnership units repurchased	14	—	—	(28)	—
Cash (used by) from financing activities		(1,176)	440	1,597	(531)

Cash and cash equivalents
Change during the period		(10)	(74)	167	441
Impact of foreign exchange on cash		5	(34)	8	(33)
Balance, beginning of period		720	890	540	374
Balance, end of period		$715	$782	$715	$782
The accompanying notes are an integral part of the financial statements.

Q2 2019 INTERIM REPORT 9

NOTES TO THE UNAUDITED INTERIM CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2019 AND DECEMBER 31, 2018 AND
FOR THE THREE AND SIX-MONTH PERIODS ENDED JUNE 30, 2019 AND 2018
1. ORGANIZATION AND DESCRIPTION OF THE BUSINESS
Brookfield Infrastructure Partners L.P. (our “partnership” and, together with its subsidiaries and operating entities, “Brookfield Infrastructure”) owns and operates utilities, transport, energy and data infrastructure businesses in North and South America, Europe and the Asia Pacific region. Our partnership was formed as a limited partnership established under the laws of Bermuda, pursuant to a limited partnership agreement dated May 17, 2007, as amended and restated. Our partnership is a subsidiary of Brookfield Asset Management Inc. (“Brookfield”). Our partnership’s units are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbols “BIP” and “BIP.UN”, respectively. Our cumulative Class A preferred limited partnership units, Series 1, Series 3, Series 5, Series 7, Series 9, and Series 11 are listed on the Toronto Stock Exchange under the symbols “BIP.PR.A”, “BIP.PR.B”, “BIP.PR.C”, “BIP.PR.D”, “BIP.PR.E”, and “BIP.PR.F” respectively. Our partnership’s registered office is 73 Front Street, Hamilton, HM12, Bermuda.
In these notes to the interim condensed and consolidated financial statements, references to “units” are to the limited partnership units in our partnership other than the preferred units, references to our “preferred units” are to preferred limited partnership units in our partnership and references to our “unitholders” and “preferred unitholders” are to the holders of our units and preferred units, respectively. References to “Series 5 Preferred Units”, “Series 7 Preferred Units”, “Series 9 Preferred Units”, and “Series 11 Preferred Units” are to cumulative Class A preferred limited partnership units, Series 5, cumulative Class A preferred limited partnership units, Series 7, cumulative Class A preferred limited partnership units, Series 9, and cumulative Class A preferred limited partnership units, Series 11, in our partnership, respectively.
2. SUMMARY OF ACCOUNTING POLICIES
a) Statement of compliance
These interim condensed and consolidated financial statements of our partnership and its subsidiaries (together “Brookfield Infrastructure”) have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) and using the accounting policies Brookfield Infrastructure applied in its consolidated financial statements as of and for the year ended December 31, 2018, amended by the recently adopted accounting standards described in the section below. The accounting policies that our partnership applied in its annual consolidated financial statements as of and for the year ended December 31, 2018 are disclosed in Note 3 of such financial statements, with which reference should be made in reading these interim condensed and consolidated financial statements.
These interim condensed and consolidated financial statements were authorized for issuance by the Board of Directors of our partnership on August 13, 2019.
b) Recently adopted accounting standards
Brookfield Infrastructure applied, for the first time, certain new standards applicable to our partnership that became effective January 1, 2019. The impact of adopting these new standards on our partnership’s accounting policies are as follows:
IFRS 16 Leases (“IFRS 16”)
In January 2016, the IASB published a new standard, IFRS 16. The new standard brings most leases on balance sheet, eliminating the distinction between operating and finance leases. Lessor accounting, however, remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 supersedes IAS 17, Leases (“IAS 17”) and related interpretations and is effective for periods beginning on or after January 1, 2019.
The partnership adopted the standard using a modified retrospective approach, whereby any transitional impact is recorded in equity as at January 1, 2019, and comparative periods are not restated. In applying IFRS 16 for the first time, the partnership has applied the following practical expedients permitted by the standard on a lease-by-lease basis. These practical expedients are only available upon adoption and cannot be applied for any new lease executed after adoption:

•	The accounting for operating leases with a remaining lease term of less than 12 months as of January 1, 2019 as short-term leases; and

•
The application of a single discount rate to a portfolio of leases with reasonably similar characteristics. Furthermore, the partnership has applied the policy choice options on adoption to measure right-of-use assets at an amount equal to the lease liability.

10 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

The partnership has elected to apply the following practical expedients in its application of the standard:

•	To not allocate contract consideration between lease and non-lease components, but rather account for each lease and non-lease component as a single lease component;

•	To recognize the payments associated with short-term and low-value leases on a straight-line basis as an expense over the lease term.
The adoption of IFRS 16 resulted in the recognition of lease liabilities that are recorded in accounts payable and other, other liabilities, and right-of-use assets (“ROU”) that are classified as property, plant, and equipment of $1.2 billion. The adoption of IFRS 16 did not have an impact on partnership capital. The weighted average incremental borrowing rate used in determining the lease liabilities is approximately 5%. The difference between the present value of operating lease commitments disclosed applying IAS 17 as at December 31, 2018 and the lease liabilities recognized as at January 1, 2019 is due to finance lease liabilities recognized as at December 31, 2018, short-term and low-value leases recognized as expense, and adjustments as a result of different treatment for extension and termination options and variable lease payments relating to changes in indices or rates.
Our partnership assesses whether a contract is or contains a lease, at inception of a contract and recognizes an ROU asset and a corresponding lease liability with respect to all lease agreements in which it is the lessee, except for short-term leases and leases of low value. The lease liability is initially measured at the present value of future lease payments, discounted using the interest rate implicit in the lease, if that rate can be determined, or otherwise the incremental borrowing rate. Lease payments included in the measurement of the lease liability comprise of i) fixed lease payments, including in-substance fixed payments, less any lease incentives; ii) variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date; iii) the amount expected to be payable by the lessee under residual value guarantees; iv) the exercise price of purchase options, if it is reasonably certain that the option will be exercised; and v) payments of penalties for terminating the lease, if the lease term reflects the exercise of an option to terminate the lease. ROU assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day and any initial direct costs. ROU assets are subsequently measured at cost less accumulated depreciation and impairment losses.
The partnership remeasures lease liabilities and makes a corresponding adjustment to the related ROU assets when i) the lease term has changed or there is a change in the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate; ii) the lease payments have changed due to changes in an index or rate or a change in expected payment under a guaranteed residual value, in which cases the lease liability is remeasured by discounting the revised lease payments using the initial discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used); or iii) a lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.
The partnership has applied critical judgments in the application of IFRS 16, including: i) identifying whether a contract (or part of a contract) includes a lease; ii) determining whether it is reasonably certain that lease extension or termination option will be exercised in determining lease term; and iii) determining whether variable payments are in-substance fixed. The partnership also uses critical estimates in the application of IFRS 16, including the estimation of lease term and determination of the appropriate rate to discount the lease payments.
IFRIC 23 Uncertainty over Income Tax Treatments (“IFRIC 23”)
In June 2017, the IASB published IFRIC 23, effective for annual periods beginning on or after January 1, 2019. The interpretation requires an entity to assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings and to exercise judgment in determining whether each tax treatment should be considered independently or whether some tax treatments should be considered together. The decision should be based on which approach provides better predictions of the resolution of the uncertainty. An entity also has to consider whether it is probable that the relevant authority will accept each tax treatment, or group of tax treatments, assuming that the taxation authority with the right to examine any amounts reported to it will examine those amounts and will have full knowledge of all relevant information when doing so. The interpretation may be applied on either a fully retrospective basis or a modified retrospective basis without restatement of comparative information. Our partnership has adopted the standard as of January 1, 2019 on a modified retrospective basis. The adoption did not have a significant impact on our partnership’s unaudited interim condensed consolidated financial statements.
IFRS 3 Business Combinations (“IFRS 3”)
In October 2018, the IASB issued an amendment to IFRS 3, effective for annual periods beginning on or after January 1, 2020. The amendment clarifies the definition of a business and assists companies in determining whether an acquisition is a business combination or an acquisition of a group of assets. The amendment emphasizes that to be considered a business, an acquired set of activities and assets must include an input and a substantive process that together significantly contribute to the ability to create outputs. Effective January 1, 2019, our partnership has early adopted the standard prospectively. The adoption did not have a significant impact on our partnership’s unaudited interim condensed consolidated financial statements.

Q2 2019 INTERIM REPORT 11

After the adoption of IFRS 3 amendments, the partnership continues to account for business combinations in which control is acquired under the acquisition method. When an acquisition is made, the partnership considers the inputs, processes and outputs of the acquiree in assessing whether it meets the definition of a business. When the acquired set of activities and assets lack a substantive process in place but will be integrated into the partnership’s existing operations, the acquisition ceases to meet the definition of a business and is accounted for as an asset acquisition. Assets acquired through asset acquisitions are initially measured at cost, which includes the transaction costs incurred for the acquisitions. Acquisitions that continue to meet the definition of a business combination are accounted for under the same acquisition method.
3. SEGMENT INFORMATION
IFRS 8, Operating Segments, requires operating segments to be determined based on information that is regularly reviewed by the Executive Management and the Board of Directors for the purpose of allocating resources to the segment and to assess its performance. Key measures used by the Chief Operating Decision Maker (“CODM”) in assessing performance and in making resource allocation decisions are Funds from Operations (“FFO”) and earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”), which enable the determination of return on the equity deployed. FFO is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses. Adjusted EBITDA is calculated as net income excluding the impact of depreciation and amortization, interest expense, current and deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses.

	Total attributable to Brookfield Infrastructure
FOR THE THREE-MONTH PERIOD ENDED JUNE 30, 2019 US$ MILLIONS	Utilities	Transport	Energy	Data Infrastructure(1)	Corporate	Total	Contribution from investments in associates	Attributable to non-controlling interest	As per IFRS financials(2)

Revenues	$278	$386	$256	$67	$—	$987	$(369)	$1,067	$1,685
Costs attributed to revenues	(88)	(202)	(133)	(28)	—	(451)	180	(569)	(840)
General and administrative costs	—	—	—	—	(64)	(64)	—	—	(64)
Adjusted EBITDA	190	184	123	39	(64)	472	(189)	498
Other (expense) income	(9)	2	6	1	19	19	(1)	(15)	3
Interest expense	(38)	(51)	(33)	(10)	(22)	(154)	46	(133)	(241)
FFO	143	135	96	30	(67)	337	(144)	350
Depreciation and amortization	(44)	(94)	(65)	(30)	(1)	(234)	105	(194)	(323)
Deferred taxes	(27)	5	3	(1)	1	(19)	14	6	1
Mark-to-market on hedging items and other	44	(37)	(25)	(9)	41	14	(9)	(6)	(1)
Share of earnings from associates	—	—	—	—	—	—	34	—	34
Net income attributable to non-controlling interest and preferred unitholders	—	—	—	—	—	—	—	(156)	(156)
Net income (loss) attributable to partnership(3)	$116	$9	$9	$(10)	$(26)	$98	$—	$—	$98

	Total attributable to Brookfield Infrastructure
FOR THE THREE-MONTH PERIOD ENDED JUNE 30, 2018 US$ MILLIONS	Utilities	Transport	Energy	Data Infrastructure(1)	Corporate	Total	Contribution from investments in associates	Attributable to non-controlling interest	As per IFRS financials(2)

Revenues	$245	$410	$137	$45	$—	$837	$(368)	$575	$1,044
Costs attributed to revenues	(68)	(237)	(68)	(22)	—	(395)	211	(283)	(467)
General and administrative costs	—	—	—	—	(54)	(54)	—	—	(54)
Adjusted EBITDA	177	173	69	23	(54)	388	(157)	292
Other (expense) income	(8)	—	3	(1)	16	10	4	(26)	(12)
Interest expense	(30)	(40)	(18)	(3)	(13)	(104)	30	(51)	(125)
FFO	139	133	54	19	(51)	294	(123)	215
Depreciation and amortization	(43)	(85)	(38)	(17)	—	(183)	91	(96)	(188)
Deferred taxes	(12)	(1)	(1)	—	1	(13)	(3)	(10)	(26)
Mark-to-market on hedging items and other	(10)	(23)	(20)	1	79	27	34	(15)	46
Share of earnings from associates	—	—	—	—	—	—	1	—	1
Net income attributable to non-controlling interest and preferred unitholders	—	—	—	—	—	—	—	(94)	(94)
Net income (loss) attributable to partnership(3)	$74	$24	$(5)	$3	$29	$125	$—	$—	$125

12 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

	Total attributable to Brookfield Infrastructure
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2019 US$ MILLIONS	Utilities	Transport	Energy	Data Infrastructure(1)	Corporate	Total	Contribution from investments in associates	Attributable to non-controlling interest	As per IFRS financials(2)

Revenues	$547	$775	$501	$129	$—	$1,952	$(737)	$2,063	$3,278
Costs attributed to revenues	(176)	(402)	(251)	(54)	—	(883)	357	(1,112)	(1,638)
General and administrative costs	—	—	—	—	(125)	(125)	—	—	(125)
Adjusted EBITDA	371	373	250	75	(125)	944	(380)	951
Other (expense) income	(19)	1	14	2	40	38	2	(53)	(13)
Interest expense	(72)	(100)	(61)	(19)	(42)	(294)	87	(246)	(453)
FFO	280	274	203	58	(127)	688	(291)	652
Depreciation and amortization	(89)	(185)	(124)	(55)	(1)	(454)	203	(364)	(615)
Deferred taxes	(40)	11	1	3	4	(21)	10	—	(11)
Mark-to-market on hedging items and other	33	(77)	(39)	(15)	13	(85)	26	3	(56)
Share of earnings from associates	—	—	—	—	—	—	52	—	52
Net income attributable to non-controlling interest and preferred unitholders	—	—	—	—	—	—	—	(291)	(291)
Net income (loss) attributable to partnership(3)	$184	$23	$41	$(9)	$(111)	$128	$—	$—	$128

	Total attributable to Brookfield Infrastructure
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2018 US$ MILLIONS	Utilities	Transport	Energy	Data Infrastructure(1)	Corporate	Total	Contribution from investments in associates	Attributable to non-controlling interest	As per IFRS financials(2)

Revenues	$517	$834	$290	$88	$—	$1,729	$(791)	$1,119	$2,057
Costs attributed to revenues	(137)	(483)	(142)	(42)	—	(804)	431	(503)	(876)
General and administrative costs	—	—	—	—	(112)	(112)	—	—	(112)
Adjusted EBITDA	380	351	148	46	(112)	813	(360)	616
Other (expense) income	(11)	2	8	(2)	33	30	4	(51)	(17)
Interest expense	(61)	(83)	(36)	(6)	(30)	(216)	72	(95)	(239)
FFO	308	270	120	38	(109)	627	(284)	470
Depreciation and amortization	(101)	(184)	(71)	(37)	—	(393)	202	(190)	(381)
Deferred taxes	(27)	12	(3)	2	1	(15)	(12)	(14)	(41)
Mark-to-market on hedging items and other	(57)	(62)	(38)	1	(67)	(223)	98	(54)	(179)
Gain on sale of associates	—	—	—	—	338	338	—	—	338
Share of earnings from associates	—	—	—	—	—	—	(4)	—	(4)
Net income attributable to non-controlling interest and preferred unitholders	—	—	—	—	—	—	—	(212)	(212)
Net income attributable to partnership(3)	$123	$36	$8	$4	$163	$334	$—	$—	$334

1.	During the second quarter of 2018, our Communications Infrastructure segment was renamed to Data Infrastructure. There was no concurrent change in the operations which comprise the segment.

2.
The above table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations accounted for using the consolidation and equity methods under IFRS. The above table reconciles Brookfield Infrastructure’s proportionate results to our partnership’s Consolidated Statements of Operating Results on a line by line basis by aggregating the components comprising the earnings from our partnership’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests.

3.	Includes net income (loss) attributable to non-controlling interests—Redeemable Partnership Units held by Brookfield, non-controlling interests—Exchange LP Units, general partner and limited partners.

Q2 2019 INTERIM REPORT 13

Segment assets
For the purpose of monitoring segment performance and allocating resources between segments, the CODM monitors the assets, including investments accounted for using the equity method, attributable to each segment.
The following is an analysis of Brookfield Infrastructure’s assets by reportable operating segment for the periods under review:

	Total Attributable to Brookfield Infrastructure
AS OF JUNE 30, 2019	Utilities	Transport	Energy	Data Infrastructure	Corporate	Total	Contribution from investments in associates	Attributable to non- controlling interest	Working capital adjustment and other	As per IFRS financials(1)
US$ MILLIONS
Total assets	$4,981	$6,203	$5,211	$1,804	$(1,965)	$16,234	$(2,324)	$21,064	$6,491	$41,465

	Total Attributable to Brookfield Infrastructure
AS OF DECEMBER 31, 2018	Utilities	Transport	Energy	Data Infrastructure	Corporate	Total	Contribution from investments in associates	Attributable to non- controlling interest	Working capital adjustment and other	As per IFRS financials(1)
US$ MILLIONS
Total assets	$4,864	$6,424	$4,722	$1,446	$(929)	$16,527	$(2,350)	$17,545	$4,858	$36,580

1.
The above table provides each segment’s assets in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations using consolidation and the equity method whereby our partnership either controls or exercises significant influence over the investment respectively. The above table reconciles Brookfield Infrastructure’s proportionate assets to total assets presented on our partnership’s Consolidated Statements of Financial Position by removing net liabilities contained within investments in associates and joint ventures and reflecting the assets attributable to non-controlling interests, and adjusting for working capital assets which are netted against working capital liabilities.

4. PARTIAL DISPOSITION OF OUR INTEREST IN CHILEAN TOLL ROAD BUSINESS
On February 7, 2019, Brookfield Infrastructure completed the sale of a 17% interest in its Chilean toll road business for total after-tax proceeds of $365 million. Proceeds included a $200 million distribution from a local financing completed at the business prior to the sale of our interest. Our partnership received $165 million for our 17% interest following the completion of the local financing. Brookfield Infrastructure will retain control over the business subsequent to the sale. As a result of the disposition, a gain of $354 million (net of taxes) was recognized directly in equity and accumulated other comprehensive losses of $38 million were reclassified directly to retained earnings (deficit) on the Consolidated Statements of Partnership Capital.
5. ACQUISITION OF BUSINESSES
2019 Business Combinations
a) Acquisition of a natural gas pipeline in India

On March 22, 2019, Brookfield Infrastructure, along with institutional partners (the “EWPL consortium”), acquired an effective 24% interest in a cross country gas pipeline business in India, East-West Pipeline (“EWPL”), for total consideration of $443 million (EWPL consortium total of $1,879 million). The partnership’s share of the acquisition was funded through equity of $226 million (EWPL consortium total of $959 million) and $217 million (EWPL consortium total of $920 million) of asset level debt raised on closing. Concurrently, Brookfield Infrastructure entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to direct the relevant activities of the entity, thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidated the entity effective March 22, 2019. Acquisition costs of $2 million were recorded as Other income (expense) within the Consolidated Statements of Operating Results.

14 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Consideration transferred

US$ MILLIONS
Cash	$443
Total Consideration	$443
Fair values of assets and liabilities acquired as of March 22, 2019 (provisional)(1):

US$ MILLIONS
Accounts receivable and other	$94
Property, plant and equipment	2,134
Intangible assets	295
Accounts payable and other liabilities	(66)
Net assets acquired before non-controlling interest	2,457
Non-controlling interest(2)	(2,014)
Net assets acquired	$443

1.
The fair values of all acquired assets, liabilities, and non-controlling interest for this operation have been determined on a provisional basis given the proximity of the acquisition to the reporting date, pending finalization of the determination of the fair values of the acquired assets and liabilities. Our partnership is in the process of obtaining additional information in order to assess the fair value of property, plant and equipment, intangible assets, provisions, liabilities and non-controlling interest as at the date of acquisition.

2.	Non-controlling interest represents the consideration paid for the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition date.
b) Acquisition of DCI Data Centers

On January 4, 2019, Brookfield Infrastructure, alongside institutional partners (the “DCI consortium”), acquired an effective 29% interest in DCI Data Centers (“DCI”), an Australian data storage business, for total consideration of $78 million (DCI consortium total of $272 million). The partnership’s share of the acquisition was funded through equity of $48 million (DCI consortium total of $166 million) and the remainder with asset level debt raised on closing. Concurrently, Brookfield Infrastructure entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to direct the relevant activities of the entity, thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidated the entity effective January 4, 2019. Acquisition costs of $11 million were recorded as Other income (expense) within the Consolidated Statements of Operating Results.
Consideration transferred

US$ MILLIONS
Cash	$78
Total Consideration	$78
Fair values of assets and liabilities acquired as of January 4, 2019 (provisional)(1):

US$ MILLIONS
Accounts receivable and other	$2
Investment properties	211
Goodwill	68
Accounts payable and other liabilities	(9)
Net assets acquired before non-controlling interest	272
Non-controlling interest(2)	(194)
Net assets acquired	$78

1.
The fair values of certain acquired assets and liabilities for this operation have been determined on a provisional basis given the proximity of the acquisition to the reporting date, pending finalization of the determination of the fair values of the acquired assets and liabilities. Our partnership is in the process of obtaining additional information in order to assess the fair value of investment properties, goodwill and provisions as at the date of acquisition.

2.	Non-controlling interest represents the consideration paid for the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition date.

The goodwill recorded on acquisition is largely reflective of potential customer growth, arising from the business’ position as one of the key data storage providers in Australia, and the increasing rate of worldwide data consumption. None of the goodwill recognized is deductible for income tax purposes.

Q2 2019 INTERIM REPORT 15

c) Individually insignificant business combinations
The following table summarizes the purchase price allocation of individually insignificant business combinations that have been completed in 2019.

US$ MILLIONS
Cash	$14
Pre-existing interest in business(1)	17
Total consideration	$31

1.	Prior to the acquisition, Brookfield held an interest in one of the acquirees which was accounted for using the equity method.
Fair value of assets and liabilities acquired during the quarter ended June 30, 2019 (provisional)(1):

US$ MILLIONS
Cash and cash equivalents	$5
Accounts receivable and other	3
Intangible assets	225
Goodwill	15
Accounts payable and other liabilities	(22)
Non-recourse borrowings	(105)
Deferred income tax liabilities	(20)
Net assets acquired before non-controlling interest	101
Non-controlling interest(2)	(70)
Net assets acquired	$31

1.
The fair values of certain acquired assets and liabilities have been determined on a provisional basis given the proximity of the acquisition to the reporting date. Our partnership is in the process of obtaining additional information primarily related to the fair value of intangible assets, goodwill and provisions as at the date of acquisition.

2.	Non-controlling interest represents the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition date.

2018 Business Combinations
a) Acquisition of Evoque Data Center Solutions

On December 31, 2018, Brookfield Infrastructure, alongside institutional partners (the “Evoque consortium”), acquired an effective 29% interest in AT&T’s large-scale data center business for total consideration of $315 million (Evoque consortium total of $1,103 million). Under Brookfield’s ownership, the business was renamed Evoque Data Center Solutions (“Evoque”). The acquisition was funded through equity of $164 million (Evoque consortium total of $577 million of which $413 million was provided by non-controlling interests subsequent to year-end), and $151 million (Evoque consortium total of $526 million) of asset level debt raised on closing. Concurrently, Brookfield Infrastructure entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to direct the relevant activities of the entity, thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidated the entity effective December 31, 2018. Acquisition costs of $10 million were recorded as Other income (expense) income within the Consolidated Statements of Operating Results in 2018.

16 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Consideration transferred

US$ MILLIONS
Cash	$315
Total Consideration	$315
Fair values of assets and liabilities acquired as of December 31, 2018 (provisional)(1):

US$ MILLIONS
Accounts receivable and other	$3
Property, plant and equipment	440
Intangible assets	221
Goodwill	463
Accounts payable and other liabilities	(24)
Net assets acquired before non-controlling interest	1,103
Non-controlling interest(2)	(788)
Net assets acquired	$315

1.
The fair values of all acquired assets and liabilities for this operation have been determined on a provisional basis given the proximity of the acquisition to the reporting date. Our partnership is in the process of obtaining additional information primarily related to the fair value of property, plant and equipment, intangible assets, goodwill and provisions as at the date of acquisition.

2.	Non-controlling interest represents the consideration paid for the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition date.

The goodwill recorded on acquisition is largely reflective of potential customer growth, arising from the business’ position as one of the largest colocation providers in the United States and the increasing rate of worldwide data consumption. All of the goodwill recognized is deductible for income tax purposes.
b) Acquisition of Rayalseema Expressway Private Limited (“REPL”)

On November 5, 2018, Brookfield Infrastructure, alongside institutional partners (the “REPL consortium”), acquired an effective 26% interest in an Indian toll road business, REPL, for total consideration of $5 million (REPL consortium total of $16 million). The consideration consists of $3 million in cash (REPL consortium total of $10 million) and contingent consideration of $2 million (REPL consortium total of $6 million), measured at fair value based on a probability-weighted basis. Brookfield Infrastructure entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to direct the relevant activities of the entity, thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidated the entity effective November 5, 2018. Acquisition costs of less than $1 million were recorded as Other income (expense) income within the Consolidated Statements of Operating Results in 2018.
Consideration transferred

US$ MILLIONS
Cash	$3
Contingent consideration	2
Total Consideration	$5

Fair values of assets and liabilities acquired as of November 5, 2018 (provisional)(1):

US$ MILLIONS
Accounts receivable and other	$3
Intangible assets	226
Accounts payable and other liabilities	(60)
Non-recourse borrowings	(151)
Net assets acquired before non-controlling interest	18
Non-controlling interest(2)	(13)
Net assets acquired	$5

1.
The fair values of certain acquired assets and liabilities for this operation have been determined on a provisional basis given the proximity of the acquisition to the reporting date. Our partnership is in the process of obtaining additional information primarily related to the fair value of intangible assets and provisions as at the date of acquisition.

2.	Non-controlling interest represents the consideration paid for the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition date.

Q2 2019 INTERIM REPORT 17

c) Acquisition of Enercare Inc.
On October 16, 2018, Brookfield Infrastructure, alongside institutional partners (the “Enercare consortium”), acquired an effective 30% interest in Enercare Inc. (“Enercare”), a North American residential energy infrastructure business, for total consideration of $723 million (Enercare consortium total of $2.4 billion). As part of the transaction, certain Enercare shareholders were given the right to elect to receive, in lieu of cash consideration, 0.5509 exchangeable units (“Exchange LP Units”) to be issued by a subsidiary of our partnership (“Exchange LP”) for each share of Enercare Inc. The Exchange LP Units provide holders with economic terms that are substantially equivalent to those of our units and are exchangeable, on a one-for-one basis, for units of our partnership. The acquisition was funded through equity of $427 million (Enercare consortium total of $2.0 billion), $232 million of Exchange LP Units (5.7 million units issued by Exchange LP), and $64 million (Enercare consortium total of $216 million) of asset level debt raised on closing. Concurrently, Brookfield Infrastructure entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to direct the relevant activities of the entity, thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidated the entity effective October 16, 2018. Acquisition costs of $4 million were recorded as Other income (expense) income within the Consolidated Statements of Operating Results in 2018.

Consideration transferred

US$ MILLIONS
Cash	$491
Exchange LP Units	232
Total Consideration	$723
Fair values of assets and liabilities acquired as of October 16, 2018:

US$ MILLIONS
Cash and cash equivalents	$24
Accounts receivable and other	187
Property, plant and equipment	669
Intangible assets	1,863
Inventory	23
Goodwill	1,260
Accounts payable and other liabilities	(235)
Deferred income tax liabilities	(472)
Non-recourse borrowings	(877)
Net assets acquired before non-controlling interest	2,442
Non-controlling interest(1)	(1,719)
Net assets acquired	$723

1.	Non-controlling interest represents the consideration paid for the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition date.

The goodwill recorded on acquisition reflects potential growth prospects and a strong market position as a key provider of residential energy infrastructure in North America. None of the goodwill recognized is deductible for income tax purposes.
d) Acquisition of Western Canadian natural gas midstream business

On October 1, 2018, Brookfield Infrastructure, alongside institutional partners (the “NorthRiver consortium”), acquired an effective 29% interest in the provincially regulated portion of Enbridge Inc.’s Canadian natural gas midstream business for total consideration of $559 million (NorthRiver consortium total of $2.0 billion). Under Brookfield’s ownership, the business was renamed NorthRiver Midstream Inc. (“NorthRiver”). The acquisition was funded through equity of $281 million (NorthRiver consortium total of $982 million) and $278 million (NorthRiver consortium total of $974 million) of asset level debt raised on closing. Concurrently, Brookfield Infrastructure entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to direct the relevant activities of the entity, thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidated the entity effective October 1, 2018. Acquisition costs of $3 million were recorded as Other income (expense) income within the Consolidated Statements of Operating Results in 2018.

18 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Consideration transferred

US$ MILLIONS
Cash	$559
Total consideration	$559

Fair value of assets and liabilities acquired as of October 1, 2018:

US$ MILLIONS
Cash and cash equivalents	$10
Accounts receivable and other	55
Property, plant and equipment	1,442
Intangible assets	157
Goodwill	524
Accounts payable and other liabilities	(46)
Deferred income tax liabilities	(186)
Net assets acquired before non-controlling interest	1,956
Non-controlling interest(1)	(1,397)
Net assets acquired	$559

1.	Non-controlling interest represents the consideration paid for the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition date.

The goodwill recorded on acquisition is largely reflective of the potential to obtain long-term contracts for the business’ unutilized capacity and production growth in certain locations. None of the goodwill recognized is deductible for income tax purposes.
e) Acquisition of Simhapuri Expressway Limited (“SEL”)

On September 7, 2018, Brookfield Infrastructure, along with institutional partners (the “SEL consortium”), expanded its toll road operations through the acquisition of an effective 29% interest in an Indian toll road business, SEL, for total consideration by Brookfield Infrastructure of $53 million (SEL consortium total of $182 million). Concurrently, Brookfield Infrastructure entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to direct the relevant activities of the entity, thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidated the entity effective September 7, 2018. Acquisition costs of $1 million were recorded as Other income (expense) income within the Consolidated Statements of Operating Results in 2018.

Consideration transferred

US$ MILLIONS
Cash	$53
Total consideration	$53

Q2 2019 INTERIM REPORT 19

Fair value of assets and liabilities acquired as of September 7, 2018 (provisional)(1):

US$ MILLIONS
Cash and cash equivalents	$1
Accounts receivable and other	33
Intangible assets	488
Goodwill	23
Accounts payable and other liabilities	(61)
Deferred income tax liabilities	(23)
Non-recourse borrowings	(279)
Net assets acquired before non-controlling interest	182
Non-controlling interest(2)	(129)
Net assets acquired	$53

1.
The fair values of certain acquired assets and liabilities for this operation have been determined on a provisional basis given the proximity of the acquisition to the reporting date. Our partnership is in the process of obtaining additional information primarily related to the fair value of intangible assets, goodwill and provisions as at the date of acquisition.

2.	Non-controlling interest represents the consideration paid for the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition date.

Upon consolidation of SEL, a deferred tax liability of $23 million was recorded. The deferred income tax liability arose as the tax bases of the net assets acquired were lower than their fair values. The inclusion of this liability in the net book value of the acquired business gave rise to goodwill of $23 million, which is recoverable so long as the tax circumstances that gave rise to the goodwill do not change. To date, no such changes have occurred. None of the goodwill recognized is deductible for income tax purposes.
f) Acquisition of Colombian natural gas distribution business

On June 1, 2018, Brookfield Infrastructure, alongside institutional partners (the “GN consortium”), acquired an effective 16% interest in Gas Natural, S.A. ESP (“GN”), a Colombian natural gas distribution business, for total consideration of $150 million (GN consortium total of $522 million). The acquisition was funded through equity of $88 million (GN consortium total of $309 million) and $62 million (GN consortium total of $213 million) with asset level debt raised concurrently on closing. On acquisition, Brookfield Infrastructure entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to direct the relevant activities of the entity, thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidated the entity effective June 1, 2018. Acquisition costs of $2 million were recorded as Other income (expenses) income within the Consolidated Statements of Operating Results in 2018.

Consideration transferred

US$ MILLIONS
Cash	$118
Pre-existing interest of GN(1)	32
Total consideration	$150

1.
Brookfield Infrastructure acquired a 3% interest in GN in December 2017, which had a fair market value of $32 million as at the date of acquisition. No gain or loss resulted from the deemed disposition of this interest upon acquisition of control.

20 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Fair value of assets and liabilities acquired as of June 1, 2018:

US$ MILLIONS
Cash and cash equivalents	$36
Accounts receivable and other	245
Property, plant and equipment	394
Intangible assets	253
Goodwill	621
Accounts payable and other liabilities	(165)
Deferred income tax liabilities	(143)
Non-recourse borrowings	(177)
Net assets acquired before non-controlling interest	1,064
Non-controlling interest(1)	(914)
Net assets acquired	$150

1.	Non-controlling interest represents the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition date.

The goodwill recorded on acquisition is largely reflective of potential customer growth and growth under existing contracts arising from the business’ position as a key distributor of natural gas in various markets of Colombia. None of the goodwill recognized is deductible for income tax purposes.
g) Supplemental information

Had the acquisitions of DCI and EWPL been effective January 1, 2019, the revenue and net income of Brookfield Infrastructure would have been $3,350 million and $425 million, respectively, for the six months ended June 30, 2019.
In determining the pro-forma revenue and net income, management has:

•
Calculated depreciation of property, plant and equipment and amortization of intangible assets acquired on the basis of the fair values at the time of the business combination rather than the carrying amounts recognized in the pre-acquisition financial statements and;

•	Based borrowing costs on the funding levels, credit ratings and debt and equity position of Brookfield Infrastructure after the business combination.
6. FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair values are determined by reference to quoted bid or ask prices, as appropriate. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates such as bid and ask prices, as appropriate for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analyses, using observable market inputs.
Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, Brookfield Infrastructure looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, and price and rate volatilities as applicable. The fair value of interest rate swap contracts which form part of financing arrangements is calculated by way of discounted cash flows using market interest rates and applicable credit spreads.
Classification of Financial Instruments
Financial instruments classified as fair value through profit or loss are carried at fair value on the Consolidated Statements of Financial Position. Changes in the fair values of financial instruments classified as fair value through profit or loss are recognized in profit or loss. Mark-to-market adjustments on hedging items for those in an effective hedging relationship and changes in the fair value of securities designated as fair value through other comprehensive income are recognized in other comprehensive income.

Q2 2019 INTERIM REPORT 21

Carrying Value and Fair Value of Financial Instruments
The following table provides the allocation of financial instruments and their associated classifications as at June 30, 2019:

US$ MILLIONS Financial Instrument Classification
MEASUREMENT BASIS	Fair value through profit or loss	Fair value through OCI	Amortized Cost	Total
Financial assets
Cash and cash equivalents	$—	$—	$715	$715
Accounts receivable and other	—	—	1,357	1,357
Financial assets (current and non-current)(1)	1,019	20	178	1,217
Marketable securities	92	92	—	184
Total	$1,111	$112	$2,250	$3,473

Financial liabilities
Corporate borrowings	$—	$—	$1,546	$1,546
Non-recourse borrowings (current and non-current)	—	—	14,200	14,200
Accounts payable and other	—	—	2,775	2,775
Preferred shares(2)	—	—	20	20
Financial liabilities (current and non-current)(1)	350	—	995	1,345
Total	$350	$—	$19,536	$19,886

1.	Derivative instruments which are elected for hedge accounting totaling $694 million are included in financial assets and $133 million of derivative instruments are included in financial liabilities.

2.	$20 million of preferred shares issued to wholly-owned subsidiaries of Brookfield.

22 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

The following table provides the allocation of financial instruments and their associated classifications as at December 31, 2018:

US$ MILLIONS Financial Instrument Classification
MEASUREMENT BASIS	Fair value through profit or loss	Fair value through OCI	Amortized Cost	Total
Financial assets
Cash and cash equivalents	$—	$—	$540	$540
Accounts receivable and other	—	—	1,171	1,171
Financial assets (current and non-current)(1)	989	17	166	1,172
Marketable securities	126	47	—	173
Total	$1,115	$64	$1,877	$3,056

Financial liabilities
Corporate borrowings	$—	$—	$1,993	$1,993
Non-recourse borrowings (current and non-current)	—	—	13,113	13,113
Accounts payable and other	—	—	1,308	1,308
Preferred shares(2)	—	—	20	20
Financial liabilities (current and non-current)(1)	373	—	907	1,280
Total	$373	$—	$17,341	$17,714

1.	Derivative instruments which are elected for hedge accounting totaling $718 million are included in financial assets and $109 million of derivative instruments are included in financial liabilities.

2.	$20 million of preferred shares issued to wholly-owned subsidiaries of Brookfield.
The following table provides the carrying values and fair values of financial instruments as at June 30, 2019 and December 31, 2018:

	June 30, 2019		December 31, 2018
US$ MILLIONS	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Cash and cash equivalents	$715	$715	$540	$540
Accounts receivable and other	1,357	1,357	1,171	1,171
Financial assets (current and non-current)	1,217	1,217	1,172	1,172
Marketable securities	184	184	173	173
Total	$3,473	$3,473	$3,056	$3,056

Financial liabilities
Corporate borrowings(1)	$1,546	$1,593	$1,993	$1,978
Non-recourse borrowings(2)	14,200	14,615	13,113	13,372
Accounts payable and other (current and non-current)	2,775	2,775	1,308	1,308
Preferred shares(3)	20	20	20	20
Financial liabilities (current and non-current)	1,345	1,345	1,280	1,280
Total	$19,886	$20,348	$17,714	$17,958

1.	Corporate borrowings are classified under level 1 of the fair value hierarchy; quoted prices in an active market are available.

2.
Non-recourse borrowings are classified under level 2 of the fair value hierarchy with the exception of certain borrowings at the U.K. port operation and at our North American residential energy infrastructure operation which are classified under level 1. For level 2 fair values, future cash flows are estimated based on observable forward interest rates at the end of the reporting period.

3.	$20 million of preferred shares issued to wholly-owned subsidiaries of Brookfield.

Q2 2019 INTERIM REPORT 23

Hedging Activities
Brookfield Infrastructure uses derivatives and non-derivative financial instruments to manage or maintain exposures to interest and currency risks. For certain derivatives which are used to manage exposures, Brookfield Infrastructure determines whether hedge accounting can be applied. When hedge accounting can be applied, a hedge relationship can be designated as a fair value hedge, cash flow hedge or a hedge of foreign currency exposure of a net investment in a foreign operation with a functional currency other than the U.S. dollar. To qualify for hedge accounting, the derivative must be designated as a hedge of a specific exposure and the hedging relationship must meet all of the hedge effectiveness requirements in accomplishing the objective of offsetting changes in the fair value or cash flows attributable to the hedged risk both at inception and over the life of the hedge. If it is determined that the hedging relationship does not meet all of the hedge effectiveness requirements, hedge accounting is discontinued prospectively.
Cash Flow Hedges
Brookfield Infrastructure uses interest rate swaps to hedge the variability in cash flows related to a variable rate asset or liability and highly probable forecasted issuances of debt. The settlement dates coincide with the dates on which the interest is payable on the underlying debt, and the amount accumulated in equity is reclassified to profit or loss over the period that the floating rate interest payments on debt affect profit or loss. For the three and six-month periods ended June 30, 2019, pre-tax net unrealized losses of $42 million and $55 million, respectively, (2018: $29 million and $58 million) were recorded in other comprehensive income for the effective portion of the cash flow hedges. As of June 30, 2019, there was a net derivative asset balance of $545 million relating to derivative contracts designated as cash flow hedges (December 31, 2018: $542 million).
Net Investment Hedges
Brookfield Infrastructure uses foreign exchange contracts and foreign currency denominated debt instruments to manage its foreign currency exposures arising from net investments in foreign operations having a functional currency other than the U.S. dollar. For the three and six-month periods ended June 30, 2019, losses of $6 million and $29 million, respectively, (2018: gains of $99 million and $47 million) were recorded in other comprehensive income relating to the effective portion of hedges of net investments in foreign operations. Further, for the three and six-month periods ended June 30, 2019, Brookfield Infrastructure received $37 million and $36 million, respectively, (2018: paid $18 million and $72 million) relating to the settlement of foreign exchange contracts in the periods. Consistent with our risk management objectives, these contracts are replaced at expiration; therefore, no reclassification to profit or loss has been recorded during the periods. As of June 30, 2019, there was a net unrealized derivative asset balance of $16 million relating to derivative contracts designated as net investment hedges (December 31, 2018: net unrealized derivative asset balance of $67 million).
Fair Value Hierarchical Levels—Financial Instruments
Fair value hierarchical levels are directly determined by the amount of subjectivity associated with the valuation inputs of these assets and liabilities, and are as follows:

•	Level 1 – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

•
Level 2 – Inputs other than quoted prices included in Level 1 are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life. Fair valued assets and liabilities that are included in this category are primarily certain derivative contracts and other financial assets carried at fair value in an inactive market.

•
Level 3 – Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to determining the estimate. Fair valued assets and liabilities that are included in this category are interest rate swap contracts, derivative contracts, certain equity securities carried at fair value which are not traded in an active market and the non-controlling interest’s share of net assets of limited life funds.

24 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

The fair value of our partnership’s financial assets and financial liabilities are measured at fair value on a recurring basis. The following table summarizes the valuation techniques and significant inputs for Brookfield Infrastructure’s financial assets and financial liabilities:

US$ MILLIONS	Fair value hierarchy	June 30, 2019	December 31, 2018
Marketable securities	Level 1(1)	$184	$173
Foreign currency forward contracts	Level 2(2)
Financial asset		$158	$241
Financial liability		80	23
Interest rate swaps & other	Level 2(2)
Financial asset		$774	$718
Financial liability		190	257
Other contracts	Level 3(3)
Financial asset		$107	$47
Financial liability		80	93

1.	Valuation technique: Quoted bid prices in an active market.

2.
Valuation technique: Discounted cash flow. Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contract forward rates, discounted at a rate that reflects our credit risk and the credit risk of various counterparties.

3.	Valuation technique: Discounted cash flow. Future cash flows primarily driven by assumptions concerning the amount and timing of estimated future cash flows and discount rates.
Assets and liabilities measured at fair value on a recurring basis include $1,223 million (2018: $1,179 million) of financial assets and $350 million (2018: $373 million) of financial liabilities which are measured at fair value using valuation inputs based on management’s best estimates.
During the three-month period ended June 30, 2019, no transfers were made between level 1 and 2 or level 2 and 3. The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the level of input.

	June 30, 2019			December 31, 2018
US$ MILLIONS	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Marketable securities	$184	$—	$—	$173	$—	$—
Financial assets (current and non-current)	—	932	107	—	959	47
Financial liabilities
Financial liabilities (current and non-current)	$—	$270	$80	$—	$280	$93

Q2 2019 INTERIM REPORT 25

7. PROPERTY, PLANT AND EQUIPMENT

US$ MILLIONS	Utilities Assets	Transport Assets	Energy Assets	Data Infrastructure Assets	Total Assets
Gross Carrying Amount:
Balance at January 1, 2018	$3,471	$2,657	$2,629	$—	$8,757
Additions, net of disposals	441	77	140	4	662
Non-cash (disposals) additions	(19)	(4)	6	—	(17)
Acquisitions through business combinations(2)	394	—	2,111	440	2,945
Net foreign currency exchange differences	(267)	(245)	(205)	—	(717)
Balance at December 31, 2018	$4,020	$2,485	$4,681	$444	$11,630
Change in accounting policies(1)	21	356	197	633	1,207
Additions, net of disposals	204	60	185	3	452
Acquisitions through business combinations(2)	—	—	2,134	—	2,134
Non-cash (disposals) additions	(1)	6	13	(21)	(3)
Net foreign currency exchange differences	(7)	(15)	131	(1)	108
Balance at June 30, 2019	$4,237	$2,892	$7,341	$1,058	$15,528
Accumulated depreciation:
Balance at January 1, 2018	$(510)	$(687)	$(383)	$—	$(1,580)
Depreciation expense	(149)	(147)	(134)	—	(430)
Non-cash additions	(2)	—	(1)	—	(3)
Disposals	7	22	8	—	37
Net foreign currency exchange differences	41	68	18	—	127
Balance at December 31, 2018	$(613)	$(744)	$(492)	$—	$(1,849)
Depreciation expense	(86)	(90)	(164)	(47)	(387)
Disposals	4	—	—	—	4
Non-cash (additions) disposals	(1)	1	3	—	3
Net foreign currency exchange differences	2	6	(15)	—	(7)
Balance at June 30, 2019	$(694)	$(827)	$(668)	$(47)	$(2,236)
Accumulated fair value adjustments:
Balance at January 1, 2018	$1,258	$873	$629	$—	$2,760
Fair value adjustments	220	18	224	—	462
Net foreign currency exchange differences	(77)	(81)	(31)	—	(189)
Balance at December 31, 2018	$1,401	$810	$822	$—	$3,033
Net foreign currency exchange differences	2	(4)	14	—	12
Balance at June 30, 2019	$1,403	$806	$836	$—	$3,045
Net book value:
December 31, 2018	4,808	2,551	5,011	444	12,814
June 30, 2019(3)	$4,946	$2,871	$7,509	$1,011	$16,337

1.	Refer to Note 2 Summary of Accounting Policies.

2.	Refer to Note 5 Acquisition of Businesses.

3.
Includes right-of-use assets of $21 million in our utilities segment, $348 million in our transport segment, $245 million in our energy segment and $582 million in our data infrastructure segment. Current lease liabilities of $111 million has been included in accounts payable and other and non-current lease liabilities of $1,127 million have been included in other liabilities in the Consolidated Statement of Financial Position.

26 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

8. INTANGIBLE ASSETS

	As of
US$ MILLIONS	June 30, 2019	December 31, 2018
Cost	$13,283	$12,515
Accumulated amortization	(1,128)	(880)
Total	$12,155	$11,635
Intangible assets are allocated to the following cash generating units:

	As of
US$ MILLIONS	June 30, 2019	December 31, 2018
Brazilian regulated gas transmission operation	$4,166	$4,211
North American residential energy infrastructure operation	1,806	1,763
Australian regulated terminal	1,757	1,766
Peruvian toll roads	1,157	1,118
Chilean toll roads	926	928
Indian toll roads(1)	838	843
U.K. port operation	271	273
Other(2)	1,234	733
Total	$12,155	$11,635

1.	Indian toll roads include $739 million of intangible assets at our investment in Simhapuri Expressway Ltd and Rayalseema Expressway Private Limited and $99 million at BIF India Holdings Pte Ltd.

2.
Other intangibles are comprised of customer contracts at our Australian port operation, contracted order book at our U.K. regulated distribution operation, and concession rights to our Brazilian electricity transmission operation as well as our cross country gas pipeline business in India.

The following table presents the change in the cost balance of intangible assets:

	For the six-month period ended June 30
US$ MILLIONS	2019	2018
Cost at beginning of the period	$12,515	$10,470
Additions through business combinations	520	17
Additions, net of disposals	57	32
Foreign currency translation	191	(964)
Ending Balance	$13,283	$9,555
The following table presents the accumulated amortization for Brookfield Infrastructure’s intangible assets:

	For the six-month period ended June 30
US$ MILLIONS	2019	2018
Accumulated amortization at beginning of the period	$(880)	$(576)
Amortization	(228)	(173)
Foreign currency translation	(20)	62
Ending Balance	$(1,128)	$(687)

Q2 2019 INTERIM REPORT 27

9. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES
The following table represents the change in the balance of investments in associates and joint ventures:

US$ MILLIONS	For the six-month period ended June 30, 2019	For the 12 month period ended December 31, 2018
Balance at the beginning of the period	$4,591	$5,572
Share of earnings (loss) for the period(1)	52	(13)
Foreign currency translation and other	26	(296)
Share of other reserves for the period—OCI	(72)	260
Distributions	(84)	(59)
Disposition of interest(1),(2)	(125)	(951)
Acquisitions(3)	235	78
Ending Balance	$4,623	$4,591

1.
In March 2018, Brookfield Infrastructure sold its ownership in ETC Transmission Holdings, a Chilean electricity transmission operation, for $1.3 billion. On disposition, Brookfield Infrastructure recognized a gain on sale of $338 million ($209 million, net of taxes) presented within gain on sale of associate on the Consolidated Statements of Operating Results. In association with the gain, $35 million of accumulated other comprehensive losses were reclassified to share of losses from associates and joint ventures on the Consolidated Statements of Operating Results.

2.
In June 2019, Brookfield Infrastructure sold its 40% interest in its European port operation to a third party. On disposition, Brookfield Infrastructure recognized a gain on sale of approximately $10 million.

3.
In March 2019, Brookfield Infrastructure, alongside its institutional partners, acquired an effective 12% interest in a Brazilian data center operation, Ascenty Participacoes S.A (“Ascenty”), for total consideration payable of $188 million. The investment was funded by the partnership through its participation in a Brookfield sponsored infrastructure fund. Please refer to Note 17, Related Party Transactions for additional information. Brookfield maintains 50% of the voting rights of Ascenty in a joint venture with Digital Realty Trust Inc. Brookfield Infrastructure has joint control through its position in the business. Accordingly, our partnership equity accounts for the entity.

The following table represents the carrying value of our partnership’s investments in associates and joint ventures:

	As of
US$ MILLIONS	June 30, 2019	December 31, 2018
Utilities	$111	$92
Transport	2,382	2,497
Energy	1,178	1,183
Data infrastructure	923	710
Corporate	29	109
Ending Balance	$4,623	$4,591
The following tables summarize the aggregate balances of investments in associates on a 100% basis:

	As of
US$ MILLIONS	June 30, 2019	December 31, 2018
Financial position:
Total assets	$36,732	$33,043
Total liabilities	(19,206)	(16,570)
Net assets	$17,526	$16,473

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2019	2018	2019	2018
Financial performance:
Total revenue	$1,319	$1,406	$2,850	$2,973
Total income for the period	83	32	134	96
Brookfield Infrastructure’s share of net income before reclassification	34	1	52	31
Reclassification of previously recognized foreign currency movements(1)	—	—	—	(35)
Brookfield Infrastructure’s share of net income (loss)	$34	$1	$52	$(4)

1.
In March 2018, Brookfield Infrastructure sold its ownership in ETC Transmission Holdings. In conjunction with the sale, $35 million of accumulated other comprehensive losses were reclassified to the Consolidated Statement of Operating Results and recorded within share of earnings (losses) from associates and joint ventures.

28 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

10. BORROWINGS
a) Corporate Borrowings
Brookfield Infrastructure has a $1.975 billion senior unsecured revolving credit facility used for general working capital purposes including acquisitions. The $1.975 billion is available on a revolving basis for the full term of the facility. All amounts outstanding under this facility will be repayable on June 30, 2023. All obligations of Brookfield Infrastructure under the facility are guaranteed by our partnership. Loans under this facility accrue interest at a floating rate based on LIBOR plus 1.2%. Brookfield Infrastructure is required to pay an unused commitment fee under the facility of 18 basis points per annum. As at June 30, 2019, draws on the credit facility were $nil (2018: $510 million) and $48 million of letters of credit were issued (2018: $47 million).

	Maturity	Annual Rate	Currency	As of
				June 30, 2019	December 31, 2018
Corporate revolving credit facility	June 30, 2023	LIBOR plus 1.2%	US$	$—	$510
Medium-term notes(1):
Non-current:
Public - Canadian	October 30, 2020	3.5%	C$	286	275
Public - Canadian	March 11, 2022	3.5%	C$	344	330
Public - Canadian	February 22, 2024	3.3%	C$	229	220
Public - Canadian	February 22, 2024	3.3%	C$	305	293
Public - Canadian	September 11, 2028	4.2%	C$	382	365
Total				$1,546	$1,993

1.	See Note 12 Subsidiary Public Issuers for further details.
On September 10, 2018, Brookfield Infrastructure Finance ULC issued C$500 million of medium-term notes maturing September 11, 2028 with a coupon of 4.2%. The proceeds were swapped into U.S. dollars on a matched maturity basis at an all-in rate of 4.7%.
Brookfield Infrastructure has entered into a $500 million revolving credit facility with Brookfield to provide additional liquidity for general corporate purposes and capital expenditures, if required. The revolving credit facility automatically renews for four consecutive one-year terms, which would result in the facility ultimately maturing on February 8, 2023. Brookfield has the option to terminate the agreement prior to February 8 each year by providing Brookfield Infrastructure with written notice. Loans under this facility accrued interest on LIBOR plus 2.0% and no commitment fees were incurred for any undrawn balance. As of June 30, 2019, there were $nil (2018: $nil) borrowings outstanding.
The decrease in corporate borrowings of $447 million during the six-month period ended June 30, 2019 is due to repayment of the corporate revolving credit facility, partially offset by a 4% appreciation of the Canadian dollar relative to the U.S. dollar.
b) Non-Recourse Borrowings

	As of
US$ MILLIONS	June 30, 2019	December 31, 2018
Current	$1,028	$985
Non-current	13,172	12,128
Total	$14,200	$13,113
Non-recourse borrowings have increased by $1.1 billion since year-end. The increase is attributable to additional net borrowings of $0.9 billion primarily associated with our recent acquisitions and an increase in foreign denominated debt as most currencies underlying non-recourse borrowings appreciated relative to the U.S. dollar during the six-month period ended June 30, 2019.

Q2 2019 INTERIM REPORT 29

11. CAPITAL MANAGEMENT
Our partnership’s approach to capital management is focused on maximizing returns to unitholders and ensuring capital is deployed in a manner consistent with achieving our investment return objectives.
Invested Capital, which tracks the amount of capital that has been contributed to our partnership, is a measure we utilize to assess returns on capital deployed, relative to targeted returns. Investment decisions are based on, amongst other measures and factors, targeted returns on Invested Capital of 12% to 15% annually over the long-term. We measure return on Invested Capital as Adjusted Funds from Operations (“AFFO”), less estimated returns of capital on operations that are not perpetual in life, divided by the weighted average Invested Capital for the period.
We define Invested Capital as partnership capital removing the impact of the following items: non-controlling interest in operating subsidiaries, retained earnings or deficit, accumulated other comprehensive income and ownership changes.

	As of
US$ MILLIONS	June 30, 2019	December 31, 2018
Partnership Capital	$16,233	$14,668
Remove impact of the following items since inception:
Non-controlling interest - in operating subsidiaries	(8,918)	(7,303)
Deficit	1,639	1,228
Accumulated other comprehensive income	(352)	(328)
Ownership changes and other	(398)	(109)
Invested Capital	$8,204	$8,156
The following table presents the change in Invested Capital during the three and six-month periods ended June 30, 2019:

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2019	2018	2019	2018
Opening balance	$8,202	$7,760	$8,156	$7,599
Issuance of preferred units and preferred shares, net of repurchases	—	—	72	157
Issuances of limited partnership units and redeemable partnership units, net of repurchases	2	4	(24)	8
Ending balance	$8,204	$7,764	$8,204	$7,764
Weighted Average Invested Capital	$8,202	$7,760	$8,192	$7,738
12. SUBSIDIARY PUBLIC ISSUERS
An indenture dated as of October 10, 2012 between certain wholly-owned subsidiaries of our partnership, Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Pty Ltd and Brookfield Infrastructure Finance Limited (collectively, the “Debt Issuers”, and Computershare Trust Company of Canada, as supplemented and amended from time to time (“Indenture”) provides for the issuance of one or more series of unsecured notes of the Debt Issuers.
On September 10, 2018, the Debt Issuers issued C$500 million of medium-term notes under the Indenture maturing September 11, 2028 in the Canadian bond market with a coupon of 4.2%, which was swapped into U.S. dollars on a matched maturity basis at an all-in rate of 4.7%.
On April 17, 2017, the Debt Issuers issued C$400 million of medium-term notes under the Indenture maturing February 22, 2024 in the Canadian bond market with a coupon of 3.3%, which was swapped into U.S. dollars on a matched maturity basis at an all-in rate of 4.0%.
On February 22, 2017, the Debt Issuers issued C$300 million of medium-term notes under the Indenture maturing February 22, 2024 in the Canadian bond market with a coupon of 3.3%, which was swapped into U.S. dollars on a matched maturity basis at an all-in rate of 4.1%.
As they matured, the Debt Issuers repaid C$400 million of medium-term notes on October 10, 2017 and C$125 million of medium-term notes on October 30, 2018.

30 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

These notes are fully and unconditionally guaranteed by our partnership and its subsidiaries, Brookfield Infrastructure L.P. (the “Holding LP”), Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation and BIP Bermuda Holdings I Limited (collectively, the “Guarantors”).
The Guarantors will also fully and unconditionally guarantee the payment obligations of Brookfield Infrastructure Preferred Equity Inc. (“Pref Finco” and collectively with the Debt Issuers, the “Fincos”) in respect of any Class A preference shares issued to the public by the Pref Finco, if and when issued.

A base shelf prospectus of BIP Investment Corporation (“BIPIC”) dated as of November 23, 2018 provides for the issuance of one or more series of senior preferred shares of BIPIC. The Guarantors will fully and unconditionally guarantee the payment obligations of BIPIC in respect of any senior preferred shares issued by BIPIC under the prospectus.

Each of the Fincos and BIPIC are subsidiaries of our partnership. In the tables below, information relating to the Fincos has been combined. The Fincos have not guaranteed the obligations of BIPIC, nor has BIPIC guaranteed the obligations of the Fincos.

On February 5, 2019, BIPIC issued 4 million Series 1 Senior Preferred Shares at C$25 per share with a quarterly fixed dividend at a rate of 5.85% annually for the initial period ending March 31, 2024. In total, C$100 million or $75 million of gross proceeds were raised, $2 million in underwriting costs were incurred and less than $1 million in issuance costs were incurred. The preferred shares are retractable at the option of the holders and are therefore classified as liabilities.

Q2 2019 INTERIM REPORT 31

The following tables set forth consolidated summary financial information for our partnership, the Fincos, and BIPIC:

FOR THE THREE-MONTH PERIOD ENDED JUNE 30, 2019 US$ MILLIONS	Our partnership(2)	The Fincos	BIPIC	Subsidiaries of our partnership other than the Fincos and BIPIC(3)	Consolidating adjustments(4)	Our partnership consolidated

Revenues	$—	$—	$—	$—	$1,685	$1,685
Net income (loss) attributable to partnership(1)	42	—	—	98	(42)	98

FOR THE THREE-MONTH PERIOD ENDED JUNE 30, 2018
Revenues	$—	$—	$—	$—	$1,044	$1,044
Net income (loss) attributable to partnership(1)	64	—	—	125	(64)	125

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2019
Revenues	$—	$—	$—	$—	$3,278	$3,278
Net income (loss) attributable to partnership(1)	36	—	—	128	(36)	128

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2018
Revenues	$—	$—	$—	$—	$2,057	$2,057
Net income (loss) attributable to partnership(1)	186	—	—	334	(186)	334

AS OF JUNE 30, 2019
Current assets	$—	$—	$—	$—	$2,816	$2,816
Non-current assets	5,456	—	684	8,253	24,256	38,649
Current liabilities	—	—	—	—	3,978	3,978
Non-current liabilities	—	1,546	76	—	19,632	21,254
Non-controlling interests – Redeemable Partnership Units held by Brookfield	—	—	—	—	1,815	1,815
Non-controlling interests – Exchange LP Units	—	—	—	—	21	21
Non-controlling interests – in operating subsidiaries	—	—	—	—	8,918	8,918
Preferred unitholders	—	—	—	—	935	935

AS OF DECEMBER 31, 2018
Current assets	$—	$—	$—	$—	$2,276	$2,276
Non-current assets	5,449	—	568	8,281	20,006	34,304
Current liabilities	—	—	—	—	2,417	2,417
Non-current liabilities	—	1,483	—	—	18,012	19,495
Non-controlling interests – Redeemable Partnership Units held by Brookfield	—	—	—	—	1,823	1,823
Non-controlling interests – Exchange LP Units	—	—	—	—	71	71
Non-controlling interests – in operating subsidiaries	—	—	—	—	7,303	7,303
Preferred unitholders	$—	$—	$—	$—	$936	$936

1.	Includes net income attributable to non-controlling interest Redeemable Partnership Units held by Brookfield, Exchange LP unitholders, general partner and limited partners.

2.	Includes investments in all subsidiaries of our partnership under the equity method.

3.
Includes investments in all subsidiaries of the Holding LP, Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation and BIP Bermuda Holdings I Limited under the equity method.

4.	Includes elimination of intercompany transactions and balances necessary to present our partnership on a consolidated basis.

32 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

13. REVENUE
The following table disaggregates revenues by our operating segments:

US$ MILLIONS	For the three-month period ended June 30, 2019	For the three-month period ended June 30, 2018	For the six-month period ended June 30, 2019	For the six-month period ended June 30, 2018
Utilities	$743	$589	$1,471	$1,124
Transport	350	341	686	680
Energy	512	114	962	253
Data Infrastructure	80	—	159	—
Total	$1,685	$1,044	$3,278	$2,057
Substantially all of our partnership’s revenues are recognized over time as services are rendered.
The following table disaggregates revenues by geographical region:

US$ MILLIONS	For the three-month period ended June 30, 2019	For the three-month period ended June 30, 2018	For the six-month period ended June 30, 2019	For the six-month period ended June 30, 2018
Brazil	$289	$278	$578	$583
Australia	270	288	539	572
Colombia	259	127	508	171
United States of America	249	42	461	83
Canada	233	47	505	124
United Kingdom	171	166	333	325
India	112	11	152	24
Chile	42	43	84	88
Peru	28	18	57	44
Other	32	24	61	43
Total	$1,685	$1,044	$3,278	$2,057
14. PARTNERSHIP CAPITAL
As at June 30, 2019, our partnership’s capital structure was comprised of three classes of partnership units: limited partnership units, preferred units and general partnership units. Limited partnership units entitle the holder to their proportionate share of distributions. Preferred units entitle the holder to cumulative preferential cash distributions in accordance with their terms. General partnership units entitle the holder to the right to govern the financial and operating policies of our partnership. The Holding LP’s capital structure is composed of four classes of partnership units: special general partner units, Holding LP Class A preferred units, managing general partner units and redeemable partnership units held by Brookfield.
(a) Special General and Limited Partnership Capital

	Special General Partner Units		Limited Partnership Units		Total
UNITS MILLIONS	As of and for the six-month period ended June 30, 2019	As of and for the 12 month period ended Dec. 31, 2018	As of and for the six-month period ended June 30, 2019	As of and for the 12 month period ended Dec. 31, 2018	As of and for the six-month period ended June 30, 2019	As of and for the 12 month period ended Dec. 31, 2018
Opening balance	1.6	1.6	277.3	276.6	278.9	278.2
Issued for cash	—	—	0.2	0.3	0.2	0.3
Conversion from Exchange LP Units	—	—	3.1	1.3	3.1	1.3
Repurchased and cancelled	—	—	(0.8)	(0.9)	(0.8)	(0.9)
Ending balance	1.6	1.6	279.8	277.3	281.4	278.9
The weighted average number of special general partner units outstanding for the three and six-month periods ended June 30, 2019 was 1.6 million (2018: 1.6 million). The weighted average number of limited partnership units outstanding for the three and six-month periods ended June 30, 2019 was 279.7 million and 278.9 million, respectively (2018: 276.7 million and 276.6 million).

Q2 2019 INTERIM REPORT 33

	Special General Partner		Limited Partners		Total
US$ MILLIONS	As of and for the six-month period ended June 30, 2019	As of and for the 12 month period ended Dec. 31, 2018	As of and for the six-month period ended June 30, 2019	As of and for the 12 month period ended Dec. 31, 2018	As of and for the six-month period ended June 30, 2019	As of and for the 12 month period ended Dec. 31, 2018
Opening balance	$19	$19	$4,911	$4,907	$4,930	$4,926
Unit issuance	—	—	4	14	4	14
Conversion from Exchange LP Units	—	—	51	20	51	20
Repurchased and cancelled	—	—	(28)	(30)	(28)	(30)
Ending balance	$19	$19	$4,938	$4,911	$4,957	$4,930
During the six months ending June 30, 2019, our partnership repurchased and cancelled 0.8 million units for $28 million, and incurred less than $1 million in commission costs.

In July 2019, Brookfield Infrastructure issued 13.5 million L.P units at $42.5 per unit under shelf registrations in the U.S. and Canada. In total, $575 million of gross proceeds were raised through the issuance and $24 million in equity issuance costs were incurred. Concurrently, Brookfield Infrastructure issued 6.1 million Redeemable Partnership Units to Brookfield for gross proceeds of $250 million.

In June 2010, we implemented a distribution reinvestment plan (the “Plan”) that allows eligible holders of our partnership to purchase additional units by reinvesting their cash distributions. Under the Plan, units are acquired at a price per unit calculated by reference to the volume weighted average of the trading price for our units on the New York Stock Exchange for the five trading days immediately preceding the relevant distribution date. During the six-month period ending June 30, 2019, our partnership issued less than 1 million units for proceeds of $4 million (2018: less than 1 million units for proceeds of $8 million).
(b) Non-controlling interest – Redeemable Partnership Units held by Brookfield

	Non-controlling interest – Redeemable Partnership Units held by Brookfield
UNITS MILLIONS	As of and for the six-month period ended June 30, 2019	As of and for the 12 month period ended Dec. 31, 2018
Opening balance	115.8	115.8
Ending balance	115.8	115.8
The weighted average number of Redeemable Partnership Units outstanding for the three and six-month periods ended June 30, 2019 was 115.8 million (2018: 115.8 million for the three and six-month periods).

	Non-controlling interest – Redeemable Partnership Units held by Brookfield
US$ MILLIONS	As of and for the six-month period ended June 30, 2019	As of and for the 12 month period ended Dec. 31, 2018
Opening balance	$2,078	$2,078
Ending balance	$2,078	$2,078

34 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

(c) Non-controlling interest – Exchange LP Units

	Non-controlling interest – Exchange LP Units
UNITS MILLIONS	As of and for the six-month period ended June 30, 2019	As of and for the 12 month period ended Dec. 31, 2018
Opening balance	4.4	—
Issued for cash	—	5.7
Exchange LP conversion	(3.1)	(1.3)
Ending balance	1.3	4.4

	Non-controlling interest – Exchange LP Units
US$ MILLIONS	As of and for the six-month period ended June 30, 2019	As of and for the 12 month period ended Dec. 31, 2018
Opening balance	$212	$—
Unit issuance	—	232
Exchange LP conversion	(51)	(20)
Ending balance	$161	$212

On October 16, 2018, Brookfield Infrastructure Partners Exchange LP (“Exchange LP”), a subsidiary of our partnership, issued 5.7 million Exchange LP Units for proceeds of $232 million in connection with the privatization of Enercare Inc. The Exchange LP Units provide holders with economic terms that are substantially equivalent to those of our units and are exchangeable, on a one-for-one basis, for our units. Given the exchangeable feature, we present the Exchange LP Units as a component of non-controlling interests.
During the six months ended June 30, 2019, Exchange LP unitholders exchanged 3.1 million Exchange LP units for $51 million limited partners’ capital.
(d) Preferred Unitholders’ Capital

	Preferred Units
UNITS MILLIONS	As of and for the six-month period ended June 30, 2019	As of and for the 12 month period ended Dec. 31, 2018
Opening balance	49.9	32.0
Issued for cash	—	18.0
Repurchased and cancelled	—	(0.1)
Ending balance	49.9	49.9

	Preferred Units
US$ MILLIONS	As of and for the six-month period ended June 30, 2019	As of and for the 12 month period ended Dec. 31, 2018
Opening balance	$936	$595
Unit issuance	—	342
Repurchased and cancelled	(1)	(1)
Ending balance	$935	$936
During the six months ended June 30, 2019, our partnership repurchased and cancelled less than 0.1 million preferred units for $1 million.
In September 2018, our partnership issued 10 million Series 11 Preferred Units, at C$25 per unit with a quarterly fixed distribution at a rate of 5.10% annually for the initial period ending December 31, 2023. In total, $190 million or C$250 million of gross proceeds were raised and $5 million in underwriting and issuance costs were incurred.

Q2 2019 INTERIM REPORT 35

In January 2018, our partnership issued 8 million Series 9 Preferred Units, at C$25 per unit with a quarterly fixed distribution at a rate of 5.00% annually for the initial period ending March 31, 2023. In total, $161 million or C$200 million of gross proceeds were raised and $4 million in underwriting and issuance costs were incurred.
15. DISTRIBUTIONS
For the three and six-month periods ended June 30, 2019, distributions to partnership and Exchange LP unitholders were $200 million and $400 million, respectively, (2018: $185 million and $370 million). This represents a quarterly distribution of $0.5025 and $1.005, respectively, per partnership unit (2018: $0.47 and $0.94 per partnership unit), a 7% increase from December 31, 2018.
Additionally, incentive distributions were made to the special general partner of $38 million and $76 million for the three and six-month periods ended June 30, 2019, respectively (2018: $34 million and $68 million).
For the three and six-month periods ended June 30, 2019, our partnership declared and paid preferred unit distributions of $13 million and $25 million, respectively (2018: $10 million and $19 million). This represented a distribution of $0.26 and $0.50, respectively, per preferred unit (2018: $0.25 and $0.48 per preferred unit).
16. ACCUMULATED OTHER COMPREHENSIVE INCOME
a) Attributable to Limited Partners

US$ MILLIONS	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Marketable securities	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance at January 1, 2019	$667	$(1,336)	$95	$(96)	$(33)	$(18)	$930	$209
Other comprehensive income (loss)	—	30	(21)	13	21	(2)	(51)	(10)
Other items	—	20	6	—	—	—	—	26
Balance at June 30, 2019	$667	$(1,286)	$80	$(83)	$(12)	$(20)	$879	$225

US$ MILLIONS	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Marketable securities	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance at January 1, 2018	$976	$(835)	$28	$(26)	$—	$(27)	$748	$864
Other comprehensive (loss) income(1)	—	(380)	34	(37)	(8)	—	44	(347)
Other items(1)	(450)	—	—	—	—	—	—	(450)
Balance at June 30, 2018	$526	$(1,215)	$62	$(63)	$(8)	$(27)	$792	$67
b) Attributable to General Partner

US$ MILLIONS	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Marketable securities	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance at January 1, 2019	$5	$(9)	$2	$—	$—	$—	$5	$3
Other comprehensive income	—	—	—	—	—	—	—	—
Balance at June 30, 2019	$5	$(9)	$2	$—	$—	$—	$5	$3

US$ MILLIONS	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Marketable securities	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance at January 1, 2018	$7	$(6)	$1	$—	$—	$—	$4	$6
Other comprehensive (loss) income(1)	—	(2)	—	—	—	—	—	(2)
Other items(1)	(3)	—	—	—	—	—	—	(3)
Balance at June 30, 2018	$4	$(8)	$1	$—	$—	$—	$4	$1

36 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

c) Attributable to Non-controlling interest – Redeemable Partnership Units held by Brookfield

US$ MILLIONS	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Marketable securities	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance at January 1, 2019	$296	$(552)	$40	$(43)	$(16)	$(4)	$391	$112
Other comprehensive income (loss)	—	12	(8)	6	8	(1)	(21)	(4)
Other items	—	9	3	—	—	—	—	12
Balance at June 30, 2019	$296	$(531)	$35	$(37)	$(8)	$(5)	$370	$120

US$ MILLIONS	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Marketable securities	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance at January 1, 2018	$425	$(339)	$11	$(14)	$(2)	$(8)	$314	$387
Other comprehensive (loss) income(1)	—	(159)	13	(16)	(4)	—	19	(147)
Other items(1)	(188)	—	—	—	—	—	—	(188)
Balance at June 30, 2018	$237	$(498)	$24	$(30)	$(6)	$(8)	$333	$52
d) Attributable to Non-controlling interest – Exchange LP Units

US$ MILLIONS	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Marketable securities	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance at January 1, 2019	$2	$1	$—	$(1)	$—	$—	$2	$4
Other comprehensive income	—	—	—	—	—	—	—	—
Balance at June 30, 2019	$2	$1	$—	$(1)	$—	$—	$2	$4

1.
In relation to the sale of our Chilean electricity transmission business, $641 million of revaluation surplus previously recognized within accumulated other comprehensive income was reclassified directly to retained earnings in the Consolidated Statements of Partnership Capital. Additionally, $127 million of deferred tax expense previously recognized within accumulated other comprehensive income was reclassified as current income tax expense within accumulated other comprehensive income.

17. RELATED PARTY TRANSACTIONS
In the normal course of operations, Brookfield Infrastructure entered into the transactions below with related parties. The immediate parent of Brookfield Infrastructure is our partnership. The ultimate parent of Brookfield Infrastructure is Brookfield. Other related parties of Brookfield Infrastructure represent its subsidiary and operating entities.
Throughout the year, the General Partner, in its capacity as our partnership’s general partner, incurs director fees, a portion of which are charged at cost to our partnership in accordance with the limited partnership agreement. Less than $1 million in director fees were incurred during the three and six-month periods ended June 30, 2019 (2018: less than $1 million for the three and six-month periods).
As of June 30, 2019, Brookfield Infrastructure had financial assets balance of $21 million receivable from Brookfield. Brookfield Infrastructure also has loans payable of $311 million to subsidiaries of Brookfield (December 31, 2018: $73 million). The loans are repayable in full between 2019 and 2026 with interest rates ranging from 3.8% to 8.5% per annum.
Since inception, Brookfield Infrastructure has had a management agreement (the “Master Services Agreement”) with certain service providers (the “Service Provider”), which are wholly-owned subsidiaries of Brookfield.
Pursuant to the Master Services Agreement, on a quarterly basis, Brookfield Infrastructure pays a base management fee, referred to as the Base Management Fee, to the Service Provider equal to 0.3125% per quarter (1.25% annually) of the market value of our partnership. The Base Management Fee was $62 million and $121 million, respectively, for the three and six-month periods ended June 30, 2019 (2018: $52 million and $108 million). As of June 30, 2019, $62 million was outstanding as payable to the Service Provider (December 31, 2018: $51 million).
For purposes of calculating the Base Management Fee, the market value of our partnership is equal to the aggregate value of all the outstanding units of our partnership (assuming full conversion of Brookfield’s Redeemable Partnership Units in the Holdings LP into units of our partnership), preferred units and securities of the other Service Recipients (as defined in Brookfield Infrastructure’s Master Services Agreement) that are not held by Brookfield Infrastructure, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities.

Q2 2019 INTERIM REPORT 37

Brookfield Infrastructure, from time to time, will place deposits with, or receive deposits from, Brookfield. As of June 30, 2019, Brookfield Infrastructure’s deposit balance from Brookfield was $823 million (December 31, 2018: deposit with Brookfield of less than $1 million). The deposit bears interest at market rates and was provided to Brookfield Infrastructure to fund our partnership’s recent acquisitions. Brookfield Infrastructure incurred interest expense of $4 million for the three and six-month periods ended June 30, 2019 (2018: interest income of less than $1 million for the three and six-month periods).
Brookfield Infrastructure has entered into a $500 million revolving credit facility with Brookfield to provide additional liquidity for general corporate purposes and capital expenditures, if required. As of June 30, 2019, there were $nil borrowings outstanding (December 31, 2018: $nil).
Brookfield Infrastructure’s subsidiaries provide heating, cooling and connection services in the normal course of operations on market terms to subsidiaries and associates of Brookfield Property Partners L.P. In addition, our subsidiaries lease office space and obtain construction, consulting and engineering services in the normal course of operations on market terms from subsidiaries and associates of Brookfield Property Partners L.P. For the three and six-month periods ended June 30, 2019, revenues of $7 million and $11 million, respectively, were generated (2018: $2 million and $4 million) and expenses of $4 million and $6 million, respectively, were incurred (2018: less than $1 million and $2 million).
Brookfield Infrastructure utilizes a wholly-owned subsidiary of Brookfield to negotiate and purchase insurance and assess the adequacy of insurance on behalf of our partnership and certain subsidiaries. During the three and six-month periods ended June 30, 2019, Brookfield Infrastructure paid less than $1 million for these services (2018: less than $1 million for the three and six-month periods).
Brookfield Infrastructure’s U.K. port operation provides port marine services on market terms to a subsidiary acquired by Brookfield Business Partners L.P. For the three and six-month periods ended June 30, 2019, revenues of $1 million and $2 million, respectively, were generated (2018: $1 million and $2 million).
Brookfield Infrastructure’s subsidiaries purchase electricity from, and distribute electricity on behalf of, a subsidiary of Brookfield Renewable Partners L.P. in the normal course of operations on market terms. For the three and six-month periods ended June 30, 2019, revenues of less than $1 million were generated (2018: $nil for the three and six-month periods) and expenses of $14 million and $25 million, respectively, were incurred (2018: $3 million and $6 million).
18. SUBSEQUENT EVENT
On July 31, 2019, Brookfield Infrastructure, alongside its institutional partners, acquired an effective 14% interest in a New Zealand integrated data provider, Vodafone New Zealand (“VNZ”), for approximately $200 million. Brookfield maintains 50% of the voting rights of VNZ in a joint venture with Infratil Limited. This market-leading business provides utility-like broadband and wireless services in a market with a stable regulatory framework and competitive environment.

38 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

MANAGEMENT’S DISCUSSION AND ANALYSIS
AS OF JUNE 30, 2019 AND DECEMBER 31, 2018 AND
FOR THE THREE AND SIX-MONTH PERIODS ENDED JUNE 30, 2019 AND 2018
INTRODUCTION
The following Management’s Discussion and Analysis (“MD&A”) is the responsibility of management of Brookfield Infrastructure Partners L.P. (our “partnership” collectively with its subsidiary and operating entities “Brookfield Infrastructure”). This MD&A is dated August 13, 2019 and has been approved by the Board of Directors of the general partner of our partnership for issuance as of that date. The Board of Directors carries out its responsibility for review of this document principally through its audit committee, comprised exclusively of independent directors. The audit committee reviews and, prior to its publication, approves this document, pursuant to the authority delegated to it by the Board of Directors. The terms “Brookfield Infrastructure,” “we,” “us” and “our” refer to Brookfield Infrastructure Partners L.P., and our partnership’s direct and indirect subsidiaries and operating entities as a group. This MD&A should be read in conjunction with Brookfield Infrastructure Partners L.P.’s most recently issued annual and interim financial statements. Additional information, including Brookfield Infrastructure’s Form 20-F, is available on its website at www.brookfieldinfrastructure.com, on SEDAR’s website at www.sedar.com and on EDGAR’s website at www.sec.gov/edgar.shtml.
Business Overview
Brookfield Infrastructure owns and operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Our current operations consist of utilities, transport, energy and data infrastructure businesses in North and South America, Asia Pacific and Europe. Our mission is to own and operate a globally diversified portfolio of high-quality infrastructure assets that will generate sustainable and growing distributions over the long term for our unitholders. To accomplish this objective, we will seek to leverage our operating platforms to acquire infrastructure assets and actively manage them to extract additional value following our initial investment. An integral part of our strategy is to participate with institutional investors in Brookfield Asset Management Inc. (together with its affiliated entities other than us, “Brookfield”) sponsored partnerships that target acquisitions that suit our profile. We will focus on partnerships in which Brookfield has sufficient influence or control to deploy an operations-oriented approach.
Performance Targets and Key Measures
We target a total return of 12% to 15% per annum on the infrastructure assets that we own, measured over the long term. We intend to generate this return from the in-place cash flows from our operations plus growth through investments in upgrades and expansions of our asset base, as well as acquisitions. We determine our distributions to unitholders based primarily on an assessment of our operating performance. FFO is used to assess our operating performance and can be used on a per unit basis as a proxy for future distribution growth over the long-term. In addition, we have performance measures that track the key value drivers for each of our operating segments. See “Segmented Disclosures” on page 50 for more detail.
Distribution Policy
Our distributions are underpinned by stable, highly regulated and contracted cash flows generated from operations. The partnership’s objective is to pay a distribution that is sustainable on a long-term basis. The partnership has set its target payout ratio target at 60-70% of Funds from Operations. In sizing what we believe to be a conservative payout ratio, we typically retain approximately 15-20% of AFFO that we utilize to fund some or all of our internally funded growth capital expenditures.
In light of the current prospects for our business, the Board of Directors of our General Partner approved a 7% increase in our annual distribution to $2.01 per unit, or $0.5025 per unit quarterly, starting with the distribution paid in March 2019. This increase reflects the forecasted contribution from our recently commissioned capital projects, as well as the expected cash yield on acquisitions that we closed in the past year. Since inception, we have increased our quarterly distribution from $0.18 per unit to $0.5025 per unit, a compound annual growth rate of 10%. We target 5% to 9% annual distribution growth in light of the per unit growth we foresee in our operations.

Q2 2019 INTERIM REPORT 39

Basis of Presentation
Our unaudited interim condensed and consolidated financial statements are prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) and using the accounting policies Brookfield Infrastructure applied in its consolidated financial statements as of and for the year ended December 31, 2018, with the exception of newly adopted accounting standards described in Note 2, Summary of Accounting Policies. Our unaudited interim condensed and consolidated financial statements include the accounts of Brookfield Infrastructure and the entities over which it has control. Brookfield Infrastructure accounts for investments over which it exercises significant influence, but does not control, using the equity method.
Our partnership’s equity interests include units held by public unitholders and redeemable partnership units (“Redeemable Partnership Units”) held by Brookfield. Our units and the Redeemable Partnership Units have the same economic attributes in all respects, except that the Redeemable Partnership Units provide Brookfield the right to request that its units be redeemed for cash consideration. In the event that Brookfield exercises this right, our partnership has the right, at its sole discretion, to satisfy the redemption request with our units, rather than cash, on a one-for-one basis. As a result, Brookfield, as holder of Redeemable Partnership Units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of our partnership. However, given the redeemable feature referenced above, we present the Redeemable Partnership Units as a component of non-controlling interests.
When we discuss the results of our operating segments, we present Brookfield Infrastructure’s proportionate share of results for operations accounted for using consolidation and the equity method, in order to demonstrate the impact of key value drivers of each of these operating segments on our partnership’s overall performance. As a result, segment revenues, costs attributable to revenues, other income, interest expense, depreciation and amortization, deferred taxes, fair value adjustments and other items will differ from results presented in accordance with IFRS as they (1) include Brookfield Infrastructure’s proportionate share of earnings from investments in associates and joint ventures attributable to each of the above noted items, and (2) exclude the share of earnings (losses) of consolidated investments not held by Brookfield Infrastructure apportioned to each of the above noted items. However, net income for each segment is consistent with results presented in accordance with IFRS. See “Reconciliation of Operating Segment Measures” on page 74 for a reconciliation of segment results to our partnership’s statement of operating results in accordance with IFRS.
Our presentation currency and functional currency is the U.S. dollar. Except for the adoption of IFRS 16, there were no changes in accounting policies that have had a material impact on the comparability of the results between financial years since the adoption of IFRS.

40 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

OUR OPERATIONS
We own a portfolio of infrastructure assets that are diversified by sector and by geography. We have a stable cash flow profile with approximately 95% of our Adjusted EBITDA supported by regulated or contracted revenues. In order to assist our unitholders and preferred unitholders in evaluating our performance and assessing our value, we group our businesses into operating segments based on similarities in their underlying economic drivers.
Our operating segments are summarized below:

Operating Segment	Asset Type	Primary Location
Utilities
Regulated or contractual businesses which earn a return on their asset base	• Regulated Transmission	• North & South America
	• Regulated Distribution	• Europe & South America
	• Regulated Terminal	• Asia Pacific

Transport
Provide transportation for freight, bulk commodities and passengers	• Rail	• Asia Pacific & South America
	• Toll Roads	• Asia Pacific & South America
	• Ports	• Europe, North America & Asia Pacific

Energy
Systems that provide energy transmission, gathering, processing and storage services	• Natural Gas Midstream	• North America & Asia Pacific
	• Distributed Energy	• North America & Asia Pacific

Data Infrastructure(1)
Provide critical infrastructure and services to global communication companies	• Data Transmission & Distribution	• Europe, Asia Pacific
	• Data Storage	• North & South America, Asia Pacific

1.	During the second quarter of 2018, our Communications Infrastructure segment was renamed to Data Infrastructure. There was no concurrent change in the operations which comprise the segment.

Q2 2019 INTERIM REPORT 41

REVIEW OF CONSOLIDATED FINANCIAL RESULTS
In this section we review our consolidated performance and financial position as of June 30, 2019 and December 31, 2018 and for the three and six-month periods ended June 30, 2019 and 2018. Further details on the key drivers of our operations and financial position are contained within the “Segmented Disclosures” section on page 50.

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS, EXCEPT PER UNIT INFORMATION	2019	2018	2019	2018
Summary Statements of Operating Results
Revenues	$1,685	$1,044	$3,278	$2,057
Direct operating costs	(840)	(467)	(1,638)	(876)
General and administrative expenses	(64)	(54)	(125)	(112)
Depreciation and amortization expense	(323)	(188)	(615)	(381)
Interest expense	(241)	(125)	(453)	(239)
Share of earnings (losses) from investments in associates and joint ventures	34	1	52	(4)
Mark-to-market on hedging items	52	63	34	27
Gain on sale of associate	—	—	—	338
Income tax expense	(61)	(72)	(136)	(257)
Net income	254	219	419	546
Net income attributable to our partnership(1)	98	125	128	334
Net income per limited partnership unit	$0.12	$0.21	$0.07	$0.63

1.	Includes net income attributable to non-controlling interests—Redeemable Partnership Units held by Brookfield, non-controlling interests—Exchange LP Units, general partner and limited partners.
Three-month periods ended June 30, 2019 and 2018
Net income for the three-month period ended June 30, 2019 was $254 million, of which $98 million was attributable to our partnership. This compares to net income of $219 million in the prior year, of which $125 million was attributable to our partnership. Net income for the period benefited from higher earnings across the majority of our operations, as well as contributions from capital expenditures and new investments completed in the last 12 months, predominantly in our energy segment. The prior year results are not comparable, as they included the benefit of higher mark-to-market gains on our corporate hedging program.
Revenues for the three-month period ended June 30, 2019 were $1,685 million, which represents an increase of $641 million compared to the same period in 2018. Our energy segment contributed additional revenue of $400 million, primarily a result of recently completed acquisitions, namely our North American residential energy infrastructure operation, Western Canadian natural gas gathering and processing operation, and contracted gas pipeline in India. Our utilities segment contributed additional revenue of $198 million due to the acquisition of a Colombian gas distribution business, and the benefits of inflation-indexation and organic growth, primarily at our U.K. regulated distribution operation. Our Data Infrastructure segment contributed additional revenue of $79 million from recently acquired data center operations in the U.S. and Australia. Organic growth initiatives within our transport businesses contributed incremental revenue of $34 million compared to the prior year. These positive impacts were partially offset by $70 million of foreign exchange, predominantly associated with depreciation of the Brazilian real and Colombian peso relative to the prior year.
Direct operating expenses for the three-month period ended June 30, 2019 were $840 million, an increase of $373 million compared to the three-month period ended June 30, 2018. The current period includes $378 million of incremental costs related to our recently completed acquisitions and $38 million of costs associated with the organic growth initiatives. These increases were partially offset by the impact of IFRS 16 which reduced direct costs from existing businesses by $15 million and the impact of foreign exchange of $28 million.
General and administrative expenses totaled $64 million for the three-month period ended June 30, 2019, an increase of $10 million compared to the same period in 2018. This line item primarily consists of the base management fee that is paid to Brookfield, which is equal to 1.25% of our partnership’s market value plus preferred units outstanding and net recourse debt. The base management fee increased from the prior year due to a larger capitalization as a result of our higher trading price and net recourse debt used to fund new investments.
Depreciation and amortization expense for the three-month period ended June 30, 2019 was $323 million, an increase of $135 million from the prior year. This increase is primarily associated with incremental charges from recently completed acquisitions, the impact of higher asset values from our most recent annual revaluation process, capital expenditures and the recognition of $1.2 billion of right-of-use assets upon adoption of IFRS 16.

42 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Interest expense for the three-month period ended June 30, 2019 was $241 million, an increase of $116 million compared to the same period in 2018. Interest expense increased due to additional asset-level borrowings used to fund new investments and organic growth opportunities, the issuance of $1.5 billion of five-year senior notes at our Brazilian regulated gas transmission business in May of 2018, the issuance of C$500 million of corporate medium term notes in September 2018, and interest expense recognized on lease liabilities upon the adoption of IFRS 16.
Our partnership’s share of earnings from investments in associates and joint ventures was $34 million for the three-month period ended June 30, 2019, representing an increase of $33 million relative to the same period in 2018. The increase is predominantly the result of mark-to-market gains and organic growth in the current period.
Mark-to-market gains on hedging items for the three-month period ended June 30, 2019 were $52 million, compared to gains of $63 million in the prior year. Amounts in both the current and comparative periods consist primarily of mark-to-market movements relating to foreign exchange hedging activities at the corporate level relating to the Canadian dollar, Australian dollar, British pound and Euro, and commodity contracts at our North American gas storage operations.
Income tax expense for the three-month period ended June 30, 2019 was $61 million compared to $72 million for the same period in 2018. The decrease is the result of higher taxable income generated as a result of new acquisitions and organic growth at our operations, more than offset by the tax recoveries resulting from capital reinvestments.
Six-month periods ended June 30, 2019 and 2018
Net income for the six-month period ended June 30, 2019 was $419 million, of which $128 million was attributable to our partnership. This compares to net income of $546 million in the prior year, of which $334 million was attributable to our partnership. Net income for the period benefited from organic growth across the majority of our operations, contributions from new investments made in the past 12 months and unrealized gains on our corporate hedging activities. These increases were offset by the impacts of a 2018 gain of $209 million (net of tax) realized on the sale of our investment in an electricity transmission business, and foreign exchange.
Revenues for the six-month period ended June 30, 2019 were $3,278 million, which represents an increase of $1,221 million compared to the same period in 2018. Our energy segment contributed additional revenue of $723 million, predominantly relating to recently completed acquisitions, namely our North American residential energy infrastructure operation, Western Canadian natural gas gathering and processing operation, and a gas pipeline in India. Our utilities segment contributed additional revenue of $457 million as a result of contributions from recent acquisitions, and the benefits of inflation-indexation and various organic growth initiatives primarily at our U.K. regulated distribution operation. Our Data Infrastructure segment contributed additional revenue of $158 million from recently acquired data center operations in the U.S. and Australia. Organic growth initiatives within our transport businesses contributed additional revenue of $60 million compared to the prior year. These items were partially offset by $177 million of foreign exchange, predominantly associated with the depreciation of the Brazilian real, Colombian peso and Australian dollar.
Direct operating expenses for the six-month period ended June 30, 2019 were $1,638 million, an increase of $762 million compared to the six-month period ended June 30, 2018. The current period includes $789 million of incremental costs related to recent acquisitions and $63 million of costs associated with organic growth initiatives. These increases were partially offset by the impact of IFRS 16 which reduced direct costs from existing businesses by $30 million and the impact of foreign exchange of $60 million.
General and administrative expenses totaled $125 million for the six-month period ended June 30, 2019, an increase of $13 million compared to the same period in 2018. This line item primarily consists of the base management fee that is paid to Brookfield, which is equal to 1.25% of our partnership’s market value plus preferred units outstanding and net recourse debt. The base management fee increased from prior year due to a higher unit price and additional borrowings used to fund growth initiatives.
Depreciation and amortization expense for the six-month period ended June 30, 2019 was $615 million, an increase of $234 million from the prior year. The increase is primarily due to incremental charges associated with businesses acquired in the last year, higher asset values from our annual revaluation process, capital expenditures, and the recognition of $1.2 billion of right-of-use assets upon adoption of IFRS 16.
Interest expense for the six-month period ended June 30, 2019 was $453 million, an increase of $214 million compared to the same period in 2018. Interest expense increased due to additional asset-level borrowings used to fund new investments and organic growth opportunities, the issuance of $1.5 billion of five-year senior notes at our Brazilian regulated gas transmission business in May of 2018, the issuance of C$500 million of corporate medium term notes in September 2018, and interest expense recognized on lease liabilities upon adoption of IFRS 16.

Q2 2019 INTERIM REPORT 43

Our partnership’s share of earnings from investments in associates and joint ventures was $52 million for the six-month period ended June 30, 2019, representing an increase of $56 million relative to the same period in 2018. The increase is predominantly the result of mark-to-market gains in our investments in associates and organic growth in the current period. In addition, prior year results were impacted by the reclassification of previously recognized foreign exchange losses into net income related to our Chilean electricity transmission business sold in March 2018.
Mark-to-market gains on hedging items for the six-month period ended June 30, 2019 were $34 million, compared to gains of $27 million for the six-month period ended June 30, 2018. Amounts in both the current and comparative periods consist primarily of mark-to-market movements relating to foreign exchange hedging activities at the corporate level relating to the Canadian dollar, Australian dollar, British pound and Euro and commodity contracts at our North American gas storage operations.
Income tax expense for the six-month period ended June 30, 2019 was $136 million compared to $257 million for the same period in 2018. The decrease is primarily due to taxes associated with the gain on sale of a 28% interest in our Chilean electricity transmission business in the prior year. The decrease was partially offset by higher taxable income generated as a result of new acquisitions and organic growth at our operations.

US$ MILLIONS Summary Statements of Financial Position Key Metrics	As of
	June 30, 2019	December 31, 2018
Cash and cash equivalents	$715	$540
Total assets	41,465	36,580
Corporate borrowings	1,546	1,993
Non-recourse borrowings	14,200	13,113
Total liabilities	25,232	21,912
Limited Partners’ capital	4,521	4,513
General Partner capital	23	22
Non-controlling interest – Redeemable Partnership Units held by Brookfield	1,815	1,823
Non-controlling interest – Exchange LP Units	21	71
Non-controlling interest – in operating subsidiaries	8,918	7,303
Preferred unitholders	935	936
Total assets were $41.5 billion at June 30, 2019, compared to $36.6 billion at December 31, 2018. The increase was primarily due to the impacts of recently completed acquisitions and organic growth initiatives which totaled $4.6 billion. The adoption of IFRS 16 resulted in the recognition of $1.2 billion of right-of-use assets and foreign exchange increased total assets by $0.4 billion. These increases were partially offset by the repayment of corporate and non-recourse borrowings of $0.7 billion and depreciation and amortization charges of $0.6 billion.
The decrease in corporate borrowings of $0.4 billion during the six-month period ended June 30, 2019 is due to repayment of the corporate revolving credit facility, partially offset by the appreciation of the Canadian dollar relative to the U.S. dollar.
Non-recourse borrowings have increased by $1.1 billion since year-end. The increase is attributable to additional net borrowings of $0.9 billion primarily associated with asset-level debt at our recent acquisitions and an increase in foreign denominated debt as most currencies we operate in appreciated relative to the U.S. dollar in the last six-months.
Partnership capital was $6.4 billion at June 30, 2019, consistent with year end. Comprehensive income for the six months ended June 30, 2019 and a gain on sell-down of a 17% non-controlling interest in our Chilean toll road operation recognized directly in equity were fully offset by distributions paid to our unitholders and repurchases of our partnership’s units.

44 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Foreign Currency Translation
Due to the nature of our global operations, current period financial results may be impacted by foreign currency movements. The most significant currency exchange rates that impact our business are shown in the following table:

	Period End Rate			Average Rate
	As of			For the three-month period ended June 30			For the six-month period ended June 30
	June 30, 2019	December 31, 2018	Change	2019	2018	Change	2019	2018	Change
Australian dollar	0.7020	0.7050	—%	0.7002	0.7566	(7)%	0.7063	0.7712	(8)%
Brazilian real	0.2609	0.2581	1%	0.2550	0.2773	(8)%	0.2600	0.2918	(11)%
British pound	1.2695	1.2760	(1)%	1.2853	1.3600	(5)%	1.2938	1.3760	(6)%
Canadian dollar	0.7635	0.7331	4%	0.7476	0.7749	(4)%	0.7498	0.7828	(4)%
As at June 30, 2019, our consolidated partnership capital of $16.2 billion was invested in the following currencies: Brazilian reais - 24%; Canadian dollars - 22%; Australian dollars - 10%; British pounds - 11%; United States dollars - 7%; and other currencies - 26%. Currency exchange rates relative to the U.S. dollar at the end of the second quarter of 2019 were higher than December 31, 2018 for most of our significant non-U.S. dollar investments, which increased the carrying values of the assets and liabilities from our subsidiaries or investments in these regions.
The following table disaggregates the impact of foreign currency translation on our partnership capital by the most significant non-U.S. currencies:

	For the three-month period ended June 30		For the six-month period ended June 30
	2019	2018	2019	2018
Australian dollar	$(19)	$(61)	(7)	(95)
Brazilian real	81	(915)	54	(946)
British pound	(47)	(96)	(8)	(36)
Canadian dollar	61	17	137	40
Other	39	(120)	57	(25)
	115	(1,175)	233	(1,062)
Currency hedges	(48)	70	(84)	(11)
	$67	$(1,105)	$149	$(1,073)
Attributable to:
Unitholders	$25	$(569)	$32	$(547)
Non-controlling interests	42	(536)	117	(526)
	$67	$(1,105)	$149	$(1,073)
The impact of foreign currency translation on partnership capital, including those attributable to non-controlling interests for the three and six-month periods ended June 30, 2019 was an increase of less than $0.1 billion and $0.1 billion, respectively.
We use financial contracts and locally denominated debt to hedge most foreign currency exposures. We are largely hedged against the Australian, British and European currencies and as a result, the income in the quarter was partially offset by the depreciation of the currency hedges. We have also entered into hedges to reduce foreign currency exposures to Canadian, Chilean, and Peruvian currencies.
Average currency exchange rates impact the U.S. dollar equivalents of revenues and net income from non-U.S. operations on a comparative basis. During the three and six-month periods ended June 30, 2019, the majority of the foreign currencies in which we operate have depreciated relative to the U.S. dollar, decreasing U.S. dollar revenue and net income in these currencies.

Q2 2019 INTERIM REPORT 45

Summary of Quarterly Results
Quarterly results for the eight most recent quarters are as follows:

US$ MILLIONS, EXCEPT PER UNIT AMOUNTS	2019		2018				2017
Three-month period ended	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenues	$1,685	$1,593	$1,428	$1,167	$1,044	$1,013	$984	$961
Direct operating costs	(840)	(798)	(729)	(603)	(467)	(409)	(399)	(394)
Earnings (losses) from investment in associates and joint ventures	34	18	23	(32)	1	(5)	35	24
Expenses
Interest	(241)	(212)	(176)	(140)	(125)	(114)	(113)	(114)
General and administrative expenses	(64)	(61)	(54)	(57)	(54)	(58)	(66)	(63)
Valuation items
Fair value changes and other	64	(8)	(45)	5	80	(60)	6	(18)
Depreciation and amortization	(323)	(292)	(232)	(188)	(188)	(193)	(130)	(215)
Gain on sale of associates	—	—	—	—	—	338	—	—
Income tax expense	(61)	(75)	(42)	(65)	(72)	(185)	(75)	(30)
Net income	254	165	173	87	219	327	242	151
Net income attributable to others	212	171	147	107	155	205	212	156
Net income (loss) attributable to limited partners	42	(6)	26	(20)	64	122	30	(5)
Net income (loss) per limited partnership unit	$0.12	$(0.05)	$0.06	$(0.10)	$0.21	$0.42	$0.09	$(0.04)
A significant driver of our results continues to be organic growth from inflation, volume growth and reinvested capital, which add to the ongoing earnings profile of our current businesses, as well as new investments. On a constant currency basis, these items resulted in increases in our revenues, operating and interest costs, as well as depreciation expense. In addition to the aforementioned items, net income is impacted by fair value adjustments, and other income and expenses.
We do not consider the effects of seasonality to be significant to the business overall. This is primarily due to the diversification of our business from a geographic and a segment perspective.

46 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

SELECTED STATEMENTS OF OPERATING RESULTS AND FINANCIAL POSITION INFORMATION
To measure performance, we focus on net income, an IFRS measure, as well as certain non-IFRS measures, including but not limited to FFO, AFFO, Adjusted EBITDA, Adjusted Earnings and Invested Capital. We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses. We define AFFO as FFO less capital expenditures required to maintain the current performance of our operations (maintenance capital expenditures). We define Adjusted EBITDA as net income excluding the impact of depreciation and amortization, interest expense, current and deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses. We define Adjusted Earnings as net income attributable to our partnership, excluding the impact of depreciation and amortization expense from revaluing property, plant and equipment and the effects of purchase price accounting, mark-to-market on hedging items and disposition gains or losses. We define Invested Capital as partnership capital removing the following items: non-controlling interest - in operating subsidiaries, retained earnings or deficit, accumulated other comprehensive income and ownership changes.
Along with net income and other IFRS measures, FFO, Adjusted EBITDA, Adjusted Earnings and Invested Capital are key measures of our financial performance that we use to assess the results and performance of our operations on a segmented basis. AFFO is also a measure of operating performance and represents the ability of our businesses to generate sustainable earnings. Adjusted Earnings is a measure of operating performance used to assess the ability of our businesses to generate recurring earnings which allows users to better understand and evaluate the underlying financial performance of our partnership. Invested Capital, which tracks the amount of capital that has been contributed to our partnership, is a measure we utilize to assess returns on capital deployed, relative to targeted returns.
Since they are not calculated in accordance with, and do not have any standardized meanings prescribed by IFRS, FFO, AFFO, Adjusted EBITDA, Adjusted Earnings and Invested Capital are unlikely to be comparable to similar measures presented by other issuers and have limitations as analytical tools. Specifically, our definition of FFO may differ from the definition used by other organizations, as well as the definition of Funds from Operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS.
For further details regarding our use of FFO, AFFO, Adjusted EBITDA, Adjusted Earnings and Invested Capital, as well as a reconciliation of the most directly comparable IFRS measures to these measures, see the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A.

Q2 2019 INTERIM REPORT 47

US$ MILLIONS, EXCEPT PER UNIT INFORMATION	For the three-month period ended June 30		For the six-month period ended June 30
Key Metrics	2019	2018	2019	2018
Net income attributable to partnership(1)	$98	$125	$128	$334
Net income per limited partnership unit(2)	0.12	0.21	0.07	0.63
Funds from Operations (FFO)(3)	337	294	688	627
Per unit FFO(4)	0.85	0.75	1.73	1.60
Adjusted Funds from Operations (AFFO)(5)	264	236	561	520
Return on invested capital(6)	12%	11%	12%	12%
Adjusted EBITDA(7)	472	388	944	813
Adjusted earnings(8)	145	140	309	294
Adjusted earnings per unit(4)	0.36	0.36	0.77	0.75
Distributions per unit	0.50	0.47	1.00	0.94
Payout ratio(9)	74%	78%	73%	73%

1.
Net income attributable to partnership includes net income attributable to non-controlling interests—Redeemable Partnership Units held by Brookfield, non-controlling interests—Exchange LP Units, general partner and limited partners.

2.	Average number of limited partnership units outstanding on a time weighted average basis for the three and six-month periods were 279.7 million and
278.9 million, respectively (2018: 276.7 million and 276.6 million).

3.
FFO is defined as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses. Refer to the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A for reconciliation from net income to FFO.

4.
Average units outstanding during the three and six-month periods were 398.5 million and 398.6 million, respectively (2018: 394.1 million for the three and six-month periods) being inclusive of limited partnership units, the Redeemable Partnership Units, the Exchange LP Units and the general partner units.

5.	AFFO is defined as FFO less maintenance capital expenditures. Refer to the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A for reconciliation from net income to AFFO.

6.
Return on invested capital is calculated as AFFO adjusted for an estimate of the portion of earnings that represent a return of capital on concession-based businesses, divided by Invested Capital. The return of capital estimate for the three and six-month periods ended June 30, 2019 were $27 million and $53 million, respectively (2018: $22 million and $47 million). Refer to the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A for reconciliation from partnership capital to Invested Capital.

7.
Adjusted EBITDA is defined as net income excluding the impact of depreciation and amortization, interest expense, current and deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses. Refer to the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A for reconciliation from net income to Adjusted EBITDA.

8.
Adjusted Earnings is defined as net income attributable to our partnership, excluding the impact of depreciation and amortization expense from revaluing property, plant and equipment and the effects of purchase price accounting, mark-to-market on hedging items and disposition gains or losses. Refer to the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A for reconciliation from net income to Adjusted Earnings.

9.	Payout ratio is defined as distributions paid per unit (inclusive of GP incentive and preferred unit distributions) divided by FFO.
For the three months ended June 30, 2019, FFO totaled $337 million ($0.85 per unit) compared to FFO of $294 million ($0.75 per unit) for the same quarter in 2018. FFO increased by 13% on a per unit basis compared to 2018 due to organic growth of 10% and incremental earnings on capital deployed over the past 12 months, partially offset by the impact of foreign exchange of $6 million. Organic growth was generated by inflation-indexation across approximately 75% of our businesses, solid GDP-driven volume growth, predominantly at our transport operations, and contributions from accretive capital projects commissioned during the period. The partnership paid distributions of $0.5025 per unit, an increase of 7% compared to the prior year.
The second quarter results are the first to reflect the full benefit of the most recent phase of our asset rotation strategy, a critical part of our full cycle investment plan. Last year, we generated combined proceeds of $1.5 billion from selling an interest in a mature, de-risked electricity transmission business in Chile and completing a financing at our Brazilian regulated gas transmission business. These monetizations occurred at values that represented a 7% average FFO yield and the proceeds were subsequently redeployed into seven higher growth businesses across our utilities, energy and data infrastructure segments that generated an average FFO yield of 12%. These initiatives contributed additional FFO per unit of $0.05 in 2019. For the six months ended June 30, 2019, FFO totaled 688 million ($1.73 per unit) compared to FFO of 627 million ($1.60 per unit) for the same period in 2018. FFO increased by 8% on a per unit basis compared to 2018, predominantly due to organic growth of 10% and incremental earnings on capital deployed over the past 12 months.

48 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

The following tables present selected statement of operating results and financial position information by operating segment on a proportionate basis:

US$ MILLIONS	For the three-month period ended June 30		For the six-month period ended June 30
Statements of Operating Results	2019	2018	2019	2018
Net income (loss) by segment
Utilities	$116	$74	$184	$123
Transport	9	24	23	36
Energy	9	(5)	41	8
Data Infrastructure	(10)	3	(9)	4
Corporate	(26)	29	(111)	163
Net income	$98	$125	$128	$334
Adjusted EBITDA by segment
Utilities	$190	$177	$371	$380
Transport	184	173	373	351
Energy	123	69	250	148
Data Infrastructure	39	23	75	46
Corporate	(64)	(54)	(125)	(112)
Adjusted EBITDA	$472	$388	$944	$813
FFO by segment
Utilities	$143	$139	$280	$308
Transport	135	133	274	270
Energy	96	54	203	120
Data Infrastructure	30	19	58	38
Corporate	(67)	(51)	(127)	(109)
FFO	$337	$294	$688	$627

US$ MILLIONS	As of
Statements of Financial Position	June 30, 2019	December 31, 2018
Total assets by segment
Utilities	$4,981	$4,864
Transport	6,203	6,424
Energy	5,211	4,722
Data Infrastructure	1,804	1,446
Corporate	(1,965)	(929)
Total assets	$16,234	$16,527
Net debt by segment
Utilities	$3,131	$3,077
Transport	2,718	2,797
Energy	2,109	1,905
Data Infrastructure	668	564
Corporate	1,228	1,755
Net debt	$9,854	$10,098
Partnership capital by segment
Utilities	$1,850	$1,787
Transport	3,485	3,627
Energy	3,102	2,817
Data Infrastructure	1,136	882
Corporate	(3,193)	(2,684)
Partnership capital	$6,380	$6,429

Q2 2019 INTERIM REPORT 49

SEGMENTED DISCLOSURES
In this section, we review the results of our principal operating segments: utilities, transport, energy and data infrastructure. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations accounted for using the consolidation and equity methods, whereby our partnership either controls or exercises significant influence or joint control over its investments. See “Discussion of Segment Reconciling Items” on page 77 for a reconciliation of segment results to our partnership’s statement of operating results in accordance with IFRS.
Our utilities segment is comprised of regulated transmission (natural gas and electricity), regulated utilities businesses, including regulated distribution (electricity and natural gas connections), and a regulated terminal (coal export terminal). These businesses earn a return on a regulated or notionally stipulated asset base, which we refer to as rate base, or from revenues in accordance with long-term concession agreements, private bilateral contracts approved or ratified by the regulator, or price control frameworks. Our rate base increases with capital that we invest to upgrade and expand our systems. Depending on the jurisdiction, our rate base may also increase by inflation and maintenance capital expenditures and decrease by regulatory depreciation. The return that we earn is typically determined by a regulator for prescribed periods of time. Thereafter, it may be subject to customary reviews based upon established criteria. Our diversified portfolio of assets allows us to mitigate exposure to any single regulatory regime. In addition, due to the franchise frameworks and economies of scale of our businesses, we often have significant competitive advantages in competing for projects to expand our rate base and earn incremental revenues. Accordingly, we expect this segment to produce stable revenue and margins over time that should increase with investment of additional capital and inflation. Nearly all of our utilities segment’s Adjusted EBITDA is supported by regulated or contractual revenues.

The objectives for our utilities segment are to invest capital in the expansion of our rate base, as well as to provide safe and reliable service for our customers on a cost-efficient basis. If we do so, we will be in a position to earn an appropriate return on our rate base. Our performance can be measured by the growth in our rate base, the return on our rate base, and the growth in our AFFO.
Our utilities segment is comprised of the following:
Regulated Transmission

•	Approximately 2,000 kilometers of natural gas pipelines in Brazil

•
Approximately 2,200 kilometers of operating transmission lines in North and South America along with an additional 3,600 kilometers of greenfield electricity transmission under development in South America

Regulated Distribution

•	Approximately 6.8 million connections, predominantly electricity and natural gas, and approximately 1.2 million acquired smart meters
Regulated Terminal

•	One of the world’s largest metallurgical coal export terminals, with 85 million tons per annum (“mtpa”) of capacity

50 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Results of Operations
The following table presents our proportionate share of the key metrics of our utilities segment:

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2019	2018	2019	2018
Rate base	$4,770	$4,583	$4,770	$4,583
Funds from Operations (FFO)(1)	143	139	280	308
Maintenance capital expenditures	(5)	(4)	(8)	(9)
Adjusted Funds from Operations (AFFO)(1)	$138	$135	$272	$299
Return on rate base(2),(3)	12%	11%	12%	11%

1.	Non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income.

2.	Return on rate base is Adjusted EBITDA divided by time weighted average rate base.

3.	Return on rate base excludes impact of connections revenues at our U.K. regulated distribution operation.
For the three-month period ended June 30, 2019, our utilities segment generated FFO of $143 million, compared with $139 million for the same period in the prior year. FFO reflects organic growth of 10%, primarily due to inflation-indexation across our portfolio and capital commissioned at our U.K. regulated distribution business in the last twelve months. These increases were partially offset by higher borrowing costs from the financing at our Brazilian regulated gas transmission business and the impact of foreign exchange of $6 million.
The following table presents our proportionate Adjusted EBITDA and FFO for the businesses in this operating segment:

	Adjusted EBITDA(1)				FFO(1)
	For the three-month period ended June 30		For the six-month period ended June 30		For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2019	2018	2019	2018	2019	2018	2019	2018
Regulated Transmission	$77	$74	$153	$182	$59	$61	$117	$157
Regulated Distribution	85	77	162	145	66	61	127	117
Regulated Terminal	28	26	56	53	18	17	36	34
Total	$190	$177	$371	$380	$143	$139	$280	$308

1.	Non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income.
For the three-month period ended June 30, 2019, our regulated transmission operations generated Adjusted EBITDA of $77 million and FFO of $59 million, compared to $74 million and $61 million, respectively, in the prior year. Adjusted EBITDA has increased due to the benefits of inflation-indexation, partially offset by the impact of foreign exchange. FFO decreased as the increases to EBITDA were more than offset by incremental interest expense associated with the financing at our Brazilian regulated transmission business.
For the three-month period ended June 30, 2019, our regulated distribution operations generated Adjusted EBITDA of $85 million and FFO of $66 million, compared to $77 million and $61 million, respectively, in the 2018 period. Adjusted EBITDA and FFO increased due to inflation-indexation and contributions from new connections installed and smart meters adopted in the last twelve months at our U.K. regulated distribution business.
For the three-month period ended June 30, 2019, our regulated terminal reported Adjusted EBITDA of $28 million and FFO of $18 million, compared to $26 million and $17 million, respectively, in the same period of 2018. Adjusted EBITDA and FFO increased compared with the prior year as we benefited from inflation-indexation and the positive impact of higher hedge rates on our Australian dollar contracts.

Q2 2019 INTERIM REPORT 51

The following table presents the roll-forward of our proportionate rate base:

US$ MILLIONS	For the three-month period ended June 30, 2019	For the six-month period ended June 30, 2019	For the 12 month period ended December 31, 2018
Rate base, start of period	$4,728	4,511	$5,638
Acquisitions	—	—	63
Impact of asset sales	—	—	(969)
Capital expenditures commissioned	66	130	395
Inflation and other indexation	15	139	65
Regulatory depreciation	(11)	(22)	(68)
Foreign exchange and other	(28)	12	(613)
Rate base, end of period	$4,770	$4,770	$4,511
As of June 30, 2019, rate base was $4.8 billion compared to $4.5 billion as of December 31, 2018. Our rate base has increased as a result of new connections at our U.K. regulated distribution business, inflation-indexation at our regulated Brazilian regulated gas transmission business and impact of foreign exchange.
The following table presents the roll-forward of our proportionate share of capital backlog and capital to be commissioned:

US$ MILLIONS	For the three-month period ended June 30, 2019	For the six-month period ended June 30, 2019	For the 12 month period ended December 31, 2018
Capital backlog, start of period	$844	$815	$1,140
Impact of asset sales	—	—	(124)
Additional capital project mandates	167	299	365
Less: capital expenditures	(100)	(192)	(402)
Foreign exchange and other	(57)	(68)	(164)
Capital backlog, end of period	854	854	815
Construction work in progress	251	251	190
Total capital to be commissioned	$1,105	$1,105	$1,005
As of June 30, 2019, capital backlog was $854 million compared to $815 million as of December 31, 2018. Capital backlog relates to projects that have been awarded or filed with regulators with anticipated commissioning into rate base in the next three years. Total capital backlog increased as a result of new connections and smart meters awarded at our U.K. regulated distribution business and the addition of 900 km of greenfield electricity transmission lines awarded in Brazil, partially offset by the impact of foreign exchange. Our U.K. regulated distribution business and Brazil electricity transmission system are the largest contributors to our capital expected to be commissioned to rate base; comprised of $700 million and $330 million of total projects, respectively.

52 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Our transport segment is comprised of open access systems that provide transportation, storage and handling services for freight, bulk commodities and passengers, for which we are paid an access fee or for services provided. Profitability is based on the volume and price achieved for the provision of these services. This operating segment is comprised of businesses with price ceilings as a result of regulation, such as our rail and toll road operations, as well as unregulated businesses, such as our ports. Transport businesses typically have high barriers to entry and, in many instances, have very few substitutes in their local markets. While these businesses have greater sensitivity to market prices and volume than our utilities segment, revenues are generally stable and, in many cases, are supported by contracts or customer relationships. The diversification within our transport segment mitigates the impact of fluctuations in demand from any particular sector, commodity or customer. Approximately 85% of our transport segment’s Adjusted EBITDA is supported by contractual or regulated revenues.

Our objectives for our transport segment are to provide safe and reliable service to our customers and to satisfy their growth requirements by increasing the utilization of our assets and expanding our capacity in a capital efficient manner. If we do so, we will be able to charge an appropriate price for our services and earn an attractive return on the capital deployed. Our performance can be measured by our revenue growth and our Adjusted EBITDA margin.
Our transport segment is comprised of the following:
Rail

•	Sole provider of rail network in southern half of Western Australia with approximately 5,500 kilometers of track and operator of approximately 4,800 kilometers of rail in South America
Toll Roads

•	Approximately 4,200 kilometers of motorways in Brazil, Chile, Peru and India
Ports

•	13 terminals in North America, U.K., and Australia
Results of Operations
The following table presents our proportionate share of the key metrics of our transport segment:

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2019	2018	2019	2018
Growth capital expenditures	$41	$41	$94	$85
Adjusted EBITDA margin(1)	48%	42%	48%	42%
Funds from Operations (FFO)(2)	135	133	274	270
Maintenance capital expenditures	(40)	(36)	(81)	(72)
Adjusted Funds from Operations (AFFO)(2)	$95	$97	$193	$198

1.
Adjusted EBITDA margin is Adjusted EBITDA divided by revenues. It is calculated net of construction revenues and costs which are incurred at our Peruvian toll road operation during the construction of our toll roads. Adjusted EBITDA margin is a non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income to Adjusted EBITDA.

2.	Non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income.
For the three-month period ended June 30, 2019, our transport segment generated FFO of $135 million compared to $133 million for the same period in the prior year. Results for the segment benefited from organic growth of 8% due to higher agricultural volumes in Australia, GDP-linked volume growth at our port operations, and higher traffic and tariffs across our global toll road portfolio. These positive factors were partially offset by the impacts of the expiry of a state concession at our Brazilian toll road business, the sale of a 33% interest in our Chilean toll road operation and 8% depreciation of the Brazilian real.

Q2 2019 INTERIM REPORT 53

The following table presents proportionate Adjusted EBITDA and FFO for each business in this operating segment:

	Adjusted EBITDA(1)				FFO(1)
	For the three-month period ended June 30		For the six-month period ended June 30		For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2019	2018	2019	2018	2019	2018	2019	2018
Rail	$72	$72	$144	$139	$55	$56	$110	$107
Toll Roads	75	75	154	165	54	55	110	122
Ports	37	26	75	47	26	22	54	41
Total	$184	$173	$373	$351	$135	$133	$274	$270

1.	Non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income.
For the three-month period ended June 30, 2019, our rail business generated Adjusted EBITDA of $72 million and FFO of $55 million compared to $72 million and $56 million, respectively, in the prior year. Results benefited from higher agricultural volumes in Australia, lower tariff relief provided to customers due to improved iron ore prices, and higher hedge rates on our Australian dollar contracts. These positive impacts were more than offset by the loss of two mineral customer contracts in the prior year, lower agricultural volumes in Brazil due to the timing of the harvest and the impact of a weaker Brazilian real.
For the three-month period ended June 30, 2019, our toll roads contributed Adjusted EBITDA of $75 million and FFO of $54 million compared to $75 million and $55 million, respectively, in the prior year. Adjusted EBITDA and FFO were in-line with the prior year as the benefits from inflationary tariff increases and traffic growth across our portfolio were offset by the impacts of the expiry of one of our Brazilian state concessions, the sale of a partial interest in our Chilean operation and the impact of foreign exchange.
For the three-month period ended June 30, 2019, our port operations reported Adjusted EBITDA of $37 million and FFO of $26 million compared to $26 million and $22 million, respectively, in 2018. Adjusted EBITDA and FFO increased compared to prior year as volumes benefited from strong container levels at our U.K. operation and the contribution from newly secured services in Australia.
The following table presents the roll-forward of our proportionate share of capital backlog and capital to be commissioned:

US$ MILLIONS	For the three-month period ended June 30, 2019	For the six-month period ended June 30, 2019	For the 12 month period ended December 31, 2018
Capital backlog, start of period	$431	$500	$637
Additional capital project mandates	4	8	174
Less: capital expenditures	(41)	(94)	(208)
Foreign exchange and other	(7)	(27)	(103)
Capital backlog, end of period	387	387	500
Construction work in progress	193	193	162
Total capital to be commissioned	$580	$580	$662
As of June 30, 2019, capital backlog was $387 million compared to $500 million as of December 31, 2018. Capital to be commissioned includes projects such as upgrading and expanding our rail networks, increasing and widening lanes on certain routes to support traffic growth, and deepening berths and enhancing and modernizing existing infrastructure at our ports. Capital backlog decreased as mandates awarded were more than offset by capital expenditures made during the period and the impact of foreign exchange. Our South American toll road businesses and Brazilian rail operation are the largest contributors to capital to be commissioned at approximately $520 million and $30 million, respectively.
Recent Developments
Subsequent to period end, Brookfield Infrastructure, alongside institutional partners, announced the take-private acquisition of Genesee & Wyoming, Inc. (“G&W”), a highly strategic rail business, for $8.4 billion (BIP’s share of equity - approximately $500 million). While the original transaction included G&W’s 51% interest in an Australian business, we subsequently agreed to sell this stake to a consortium led by the existing 49% owner. G&W owns 120 short line railroads and 26,000 kilometers of track and serves over 3,000 customers. Completion of this transaction is expected to occur during 2019 and remains subject to shareholder and regulatory approvals.

54 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Our energy segment is comprised of systems that provide natural gas midstream (transmission, gathering and processing) and storage services, as well as distributed energy. Profitability is based on the volume and price achieved for the provision of these services. This operating segment is comprised of businesses that are subject to regulation, such as our natural gas transmission business whose services are subject to price ceilings, and businesses that are essentially unregulated like our district energy business. Energy businesses typically have high barriers to entry as a result of significant fixed costs combined with economies of scale or unique positions in their local markets. Our energy segment is expected to benefit from forecasted increases in demand for energy. Although these businesses have greater sensitivity to market prices and volume than our utilities segment, revenues are typically contracted with varying durations and are relatively stable.

Our objectives for our energy segment are to provide safe and reliable service to our customers and to satisfy their growth requirements by increasing the utilization of our assets and expanding our capacity in a capital efficient manner. If we do so, we will be able to charge an appropriate price for our services and earn an attractive return on the capital deployed. Our performance can be measured by our revenue growth, our Adjusted EBITDA margin and our growth in AFFO.
Our energy segment is comprised of the following:
Natural Gas Midstream

•	Approximately 16,500 kilometers of natural gas transmission pipelines in the U.S. and India

•	Approximately 600 billion cubic feet (“Bcf”) of natural gas storage in the U.S. and Canada

•	13 natural gas processing plants with approximately 1.0 Bcf per day of total processing capacity and approximately 1,200 kilometers of gas gathering pipelines in Canada
Distributed Energy

•
Delivers heating and cooling to customers from centralized systems including heating plants capable of delivering 3,192,000 pounds per hour of steam heating capacity, centralized gas distribution and cogeneration for heating, cooling and energy, 305,000 tons of contracted cooling capacity, as well as servicing approximately 27,000 natural gas, water and wastewater connections

•
Provides residential energy infrastructure, including water heater rentals, heating, ventilation, and air conditioner (“HVAC”) rentals, as well as other essential home services to approximately 1.6 million customers annually in Canada and the United States, and delivers approximately 270,000 contracted sub-metering services within Canada

Results of Operations
The following table presents our proportionate share of the key metrics of our energy segment:

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2019	2018	2019	2018
Growth capital expenditures	$61	$34	$83	$49
Adjusted EBITDA margin(1)	48%	52%	50%	52%
Funds from Operations (FFO)(2)	96	54	203	120
Maintenance capital expenditures	(26)	(15)	(34)	(20)
Adjusted Funds from Operations (AFFO)(2)	$70	$39	$169	$100

1.
Adjusted EBITDA margin is Adjusted EBITDA divided by revenues. Adjusted EBITDA margin is a non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income to Adjusted EBITDA.

2.	Non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income.

Q2 2019 INTERIM REPORT 55

For the three-month period ended June 30, 2019, our energy segment generated FFO of $96 million compared with $54 million in the same period of the prior year. FFO benefited from strong transportation volumes and capital commissioned at our North American natural gas transmission business, contributions from two North American energy businesses acquired in 2018 and a recently acquired natural gas pipeline business in India. These positive impacts were partially offset by the impact of lower spreads at our gas storage operations.
The following table presents proportionate Adjusted EBITDA and FFO for each business in this operating segment:

	Adjusted EBITDA(1)				FFO(1)
	For the three-month period ended June 30		For the six-month period ended June 30		For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2019	2018	2019	2018	2019	2018	2019	2018
Natural Gas Midstream	$81	$54	$178	$122	$60	$41	$143	$97
Distributed Energy	42	15	72	26	36	13	60	23
Total	$123	$69	$250	$148	$96	$54	$203	$120

1.	Non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income.
For the three-month period ended June 30, 2019, our natural gas midstream operations generated Adjusted EBITDA of $81 million and FFO of $60 million compared to $54 million and $41 million, respectively, during the same period of 2018. Adjusted EBITDA and FFO increased relative to the prior year due to strong transportation volumes and the contribution from the Gulf Coast expansion project at our North American natural gas transmission business. Additionally, current period results benefited from the contributions related to the recent acquisition of the provincially regulated portion of our Western Canadian midstream energy business and the natural gas pipeline in India. These positive factors were partially offset by lower spreads at our gas storage operations.
For the three-month period ended June 30, 2019, our distributed energy operations generated Adjusted EBITDA of $42 million and FFO of $36 million, compared to $15 million and $13 million, respectively, during the comparative period. Adjusted EBITDA and FFO increased compared to the prior year, benefiting from the contribution of our North American residential energy infrastructure business acquired in October of last year and new customer connections completed in the last 12 months at our North America district energy operations.
The following table presents the roll-forward of our proportionate share of capital backlog and capital to be commissioned:

US$ MILLIONS	For the three-month period ended June 30, 2019	For the six-month period ended June 30, 2019	For the 12 month period ended December 31, 2018
Capital backlog, start of period	$256	$290	$143
Impact of acquisitions	—	—	102
Additional capital project mandates	30	34	195
Less: capital expenditures	(61)	(83)	(135)
Foreign exchange and other	(2)	(18)	(15)
Capital backlog, end of period	223	223	290
Construction work in progress	85	85	72
Total capital to be commissioned	$308	$308	$362
As of June 30, 2019, capital backlog was $223 million compared to $290 million as of December 31, 2018. Capital backlog decreased as additional capital project mandates were more than offset by the commissioning of the first phase of an expansion project at our Western Canadian midstream energy business and capital expenditures made during the period. Total capital to be commissioned includes approximately $235 million within our Natural Gas Midstream operation and approximately $75 million in our Distributed Energy segment.
Recent Developments
Brookfield Infrastructure, alongside institutional partners, has signed an agreement to acquire a co-controlling interest in two operational natural gas pipelines in Mexico. Our partnership will be deploying approximately $150 million of equity. These pipelines were built in 2016 and represent critical infrastructure supplying Mexico’s growing Central and West gas demand regions with low-cost natural gas from Texas. It will provide secure cash flows generated under a long-term take-or-pay arrangement through 2041 with an investment-grade off-taker. In addition, foreign exchange risk is minimized as revenues are dollarized with an inflation-linked escalator. Completion of this transaction is expected to occur during 2019 and remains subject to shareholder and regulatory approvals.

56 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Our data infrastructure segment is comprised of critical infrastructure servicing customers in the telecommunications, fiber and data storage sectors. Our data transmission and distribution operations provide essential services and infrastructure to the media broadcasting and telecom sectors, while our data storage operations provide services and infrastructure to enterprise customers. These services and access to infrastructure are contracted on a medium to long-term basis with inflation escalation mechanisms, leading to predictable recurring revenues and cash flows.

These operations generate stable, inflation-linked cash flows, which are underpinned by medium to long-term contracts (up to 20 years in both our data transmission and distribution businesses and data center operations). Our data transmission and distribution customer base includes large, prominent telecommunications companies in France. Within our data storage operations, our customers include approximately 1,100 colocation customers predominantly in the United States that are diversified across multiple industries, and global hyperscale customers in Asia Pacific and South America.

Our objectives for the data infrastructure segment are to invest capital to enhance and expand our service offerings while providing safe, reliable and secure access to our properties. If we are able to achieve these objectives, we will be able to attract new customers and maintain low levels of churn on existing customers. Our performance in both our data transmission and distribution and data storage businesses can be measured by the growth in revenues and Adjusted EBITDA margin improvements.
Our data infrastructure segment is comprised of the following:
Data Transmission & Distribution

•	Approximately 7,000 multi-purpose towers and active rooftop sites

•	10,000 kilometers of fiber backbone located in France
Data Storage

•	49 data centers, with approximately 1.5 million square feet of raised floors located in the U.S., Brazil and Australia

•	160 megawatts (“MWs”) of critical load capacity
Results of Operations
The following table presents our proportionate share of the key metrics of our data infrastructure segment:

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2019	2018	2019	2018
Growth capital expenditures	$28	$11	$41	$23
Adjusted EBITDA margin(1)	58%	51%	58%	52%
Funds from Operations (FFO)(2)	30	19	58	38
Maintenance capital expenditures	(2)	(3)	(4)	(6)
Adjusted Funds from Operations (AFFO)(2)	$28	$16	$54	$32

1.
Adjusted EBITDA margin is Adjusted EBITDA divided by revenues. Adjusted EBITDA margin is a non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income to Adjusted EBITDA.

2.	Non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income.
For the three-month period ended June 30, 2019, our data infrastructure segment generated FFO of $30 million compared with $19 million in the same period of the prior year. Results benefited from organic growth of 11% due to the contribution from capital expenditure projects commissioned and inflationary price increases at our French telecom business. Results also benefited from the initial contributions from recently acquired data centers in Brazil, Asia Pacific and the United States.

Q2 2019 INTERIM REPORT 57

The following table presents our data infrastructure segment’s proportionate share of financial results:

	Adjusted EBITDA(1)				FFO(1)
	For the three-month period ended June 30		For the six-month period ended June 30		For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2019	2018	2019	2018	2019	2018	2019	2018
Data Transmission & Distribution	$25	$23	$50	$46	$21	$19	$42	38
Data Storage	14	—	25	—	9	—	16	—
Total	$39	$23	$75	$46	$30	$19	$58	$38

1.	Non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income.
For the three-month period ended June 30, 2019, our data transmission and distribution operations generated Adjusted EBITDA of $25 million and FFO of $21 million compared to $23 million and $19 million, respectively, during the same period of 2018. Adjusted EBITDA and FFO increased relative to the prior year due to the benefits of inflationary price increases, new points-of-presence added to our existing tower portfolio and the roll-out of our build-to-suit strategy targeted towards large telecom customers.
For the three-month period ended June 30, 2019, our data storage operations generated Adjusted EBITDA of $14 million and FFO of $9 million, respectively. Results include the initial contributions from recently completed data center acquisitions in Brazil, Asia Pacific and the United States.
The following table presents the roll-forward of our proportionate share of capital backlog and capital to be commissioned:

US$ MILLIONS	For the three-month period ended June 30, 2019	For the six-month period ended June 30, 2019	For the 12 month period ended December 31, 2018
Capital backlog, start of period	$165	$200	$198
Impact of acquisitions	—	—	—
Additional capital project mandates	23	23	109
Less: capital expenditures	(28)	(41)	(52)
Foreign exchange and other	1	(21)	(55)
Capital backlog, end of period	161	161	200
Construction work in progress	33	33	14
Total capital to be commissioned	$194	$194	$214
As of June 30, 2019, capital backlog was $161 million compared to $200 million as of December 31, 2018. Capital backlog decreased as the addition of several new data centers in Brazil was more than offset by new towers commissioned, reflecting continued progress in the roll-out of our built-to-suit strategy.
Recent Developments
Brookfield Infrastructure, alongside institutional partners, acquired a co-controlling interest in an integrated telecommunications provider in New Zealand for $2.3 billion. This market-leading business provides utility-like broadband and wireless services. With this acquisition, Brookfield Infrastructure will own and operate a superior nationwide wireless and fiber infrastructure network, including 1,600 cell sites providing wireless coverage to over 98% of the population, and over 10,000 kilometers of fiber optic cable. Brookfield Infrastructure and its institutional partners contributed $700 million of equity for its 50% stake (our partnership’s share of equity, approximately $200 million).
Brookfield Infrastructure recently secured an exclusive agreement to acquire a portfolio of 130,000 communication towers in India from Reliance Jio. The communication towers were recently constructed, with low maintenance requirements and over 30 years of remaining useful life. These towers are unlike most Indian telecom towers as they are largely connected by fiber backhaul, which gives us a unique platform to capitalize on the rollout of 5G. This business generates stable and predictable cash flows that will benefit from expected increases in data usage. In India, the growth in data consumption has been robust, with per-capita usage having increased 10-fold in the last two years alone and is a trend that is expected to continue. There will also be further growth as we execute a tower build-out program with Reliance Jio, who have committed to partially fund the expansion. Brookfield Infrastructure is expected to invest approximately $400 million, upon completion of the transaction.

58 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

The following table presents the components of the Corporate segment on a proportionate basis:

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2019	2018	2019	2018
Adjusted EBITDA(1)	$(64)	$(54)	$(125)	$(112)
Funds from Operations (FFO)(1)	(67)	(51)	(127)	(109)

1.	Non-IFRS measure. Refer to the “Reconciliation of Non-IFRS Financial Measures” and “Reconciliation of Operating Segment Measures” sections of this MD&A for reconciliation from net income.
For the three-month period ended June 30, 2019, Adjusted EBITDA and FFO for our Corporate segment were losses of $64 million and $67 million, respectively, compared to losses of $54 million and $51 million, respectively, in the prior year. Adjusted EBITDA and FFO decreased from prior year primarily as a result of a higher management fee and higher financing costs due to higher average net debt balances.
Pursuant to our Master Services Agreement, we pay Brookfield an annual base management fee equal to 1.25% of our partnership’s market value plus preferred units outstanding and net recourse debt. The base management fee of $62 million has increased from the prior year due to a higher share price and additional recourse debt and preferred shares issued in the past 12 months.
CAPITAL RESOURCES AND LIQUIDITY
The nature of our asset base and the quality of our associated cash flows enable us to maintain a stable and low-cost capital structure. We attempt to maintain sufficient financial liquidity at all times so that we are able to participate in attractive opportunities as they arise, better withstand sudden adverse changes in economic circumstances and maintain our distribution to unitholders. Our principal sources of liquidity are cash flows from our operations, undrawn credit facilities and access to public and private capital markets. We also structure the ownership of our assets to enhance our ability to monetize them to provide additional liquidity, if necessary. In certain instances, subsidiaries may be subject to limitations on their ability to declare and pay dividends to our partnership. However, no significant limits existed at June 30, 2019 and December 31, 2018.
Our group-wide liquidity at June 30, 2019 consisted of the following:

	As of
US$ MILLIONS	June 30, 2019	December 31, 2018
Corporate cash and financial assets	$318	$238
Committed corporate credit facility	1,975	1,975
Subordinate corporate credit facility	500	500
Draws under corporate credit facility	—	(510)
Commitments under corporate credit facility	(48)	(47)
Deposit from parent	(823)	—
Proportionate cash retained in businesses	391	404
Proportionate availability under subsidiary credit facilities	735	817
Group-wide liquidity	$3,048	$3,377
At June 30, 2019, we believe that group-wide liquidity is sufficient to meet Brookfield Infrastructure’s present requirements. We finished the quarter with group-wide liquidity of $3.0 billion, down from $3.4 billion at December 31, 2018. The decrease is primarily a result of capital used to fund new investments. This decrease is partially offset by the proceeds received from the partial sale of our interest in a Chilean toll road business, the issuance of C$100 million in BIPIC preferred shares, and cash generated by our businesses.

Q2 2019 INTERIM REPORT 59

We finance our assets principally at the operating company level with debt that generally has long-term maturities, few restrictive covenants and no recourse to either Brookfield Infrastructure or our other operations. On a proportionate basis as of June 30, 2019, scheduled principal repayments over the next five years are as follows:

US$ MILLIONS	Average Term (years)	2019	2020	2021	2022	2023	Beyond	Total
Recourse borrowings
Corporate borrowings	5	$—	$286	$—	$344	$—	$916	$1,546
Total recourse borrowings	5	—	286	—	344	—	916	1,546
Non-recourse borrowings(1)
Utilities
Regulated Transmission	6	30	52	7	7	384	125	605
Regulated Distribution	10	11	10	21	131	269	1,204	1,646
Regulated Terminal	3	—	149	288	172	149	217	975
	7	41	211	316	310	802	1,546	3,226
Transport
Rail	4	20	104	114	164	179	466	1,047
Toll Roads	7	107	189	170	183	122	774	1,545
Ports	4	49	47	56	58	11	93	314
	6	176	340	340	405	312	1,333	2,906
Energy
Energy Transmission, Distribution & Storage	7	1	9	8	353	160	1,065	1,596
Distributed Energy	7	—	87	—	62	174	262	585
	7	1	96	8	415	334	1,327	2,181
Data Infrastructure
Data Transmission & Distribution	4	—	106	—	144	—	191	441
Data Storage	5	1	2	46	20	45	149	263
	5	1	108	46	164	45	340	704

Total non-recourse borrowings(1)	7	219	755	710	1,294	1,493	4,546	9,017
Total borrowings(2)	6	$219	$1,041	$710	$1,638	$1,493	$5,462	$10,563
Cash retained in businesses
Utilities								$95
Transport								188
Energy								72
Data Infrastructure								36
Corporate								318
Total cash retained								$709
Net debt
Utilities								$3,131
Transport								2,718
Energy								2,109
Data Infrastructure								668
Corporate								1,228
								$9,854
Total net debt		2%	10%	7%	16%	14%	51%	100%

1.	Represents non-recourse debt to Brookfield Infrastructure as the holders have recourse only to the underlying operations.

2.
As of June 30, 2019, approximately 32% has been issued as floating rate debt. Brookfield Infrastructure and its subsidiaries have entered into interest rate swaps whereby the floating rate debt has been converted to fixed rate debt, effectively reducing floating rate debt maturities to approximately 26% of our total borrowings. Excluding working capital and capital expenditure facilities, floating rate debt maturities approximate 23% of our total borrowings, inclusive of the impact of interest rate swaps. Debt maturity weighted average excludes the impact of temporary borrowings on the Partnership’s corporate credit facility.

60 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Our asset-level debt has an average term of seven years. On a proportionate basis, our net debt-to-capitalization ratio as of June 30, 2019 was 55%. The weighted average cash interest rate is 5.1% for the overall business (June 30, 2018: 4.9%), in which our utilities, transport, energy, data infrastructure and corporate segments were 4.3%, 6.6%, 5.9%, 3.5%, and 4.0%, respectively (June 30, 2018: 4.3%, 6.6%, 5.4%, 2.7% and 3.9%).
Proportionate debt, a non-IFRS measure to assess liquidity, can be reconciled to consolidated debt as follows:

	As of
US$ MILLIONS	June 30, 2019	December 31, 2018
Consolidated debt	$15,746	$15,106
Add: proportionate share of debt of investments in associates:
Utilities	198	180
Transport	1,169	1,330
Energy	929	929
Data Infrastructure	515	445
Less: borrowings attributable to non-controlling interest	(7,524)	(6,346)
Premium on debt and cross currency swaps	(470)	(904)
Proportionate debt	$10,563	$10,740
CONTRACTUAL OBLIGATIONS
The table below outlines Brookfield Infrastructure’s contractual obligations as at June 30, 2019:

	Payments due by period
US$ MILLIONS	Less than 1 year	1-2 years	3-5 years	5+ years	Total contractual cash flows
Accounts payable and other liabilities	$2,361	$111	$23	$176	$2,671
Corporate borrowings	—	286	878	382	1,546
Non-recourse borrowings	1,034	390	5,190	7,635	14,249
Financial liabilities	175	41	1,073	56	1,345
Lease liabilities	119	116	277	1,154	1,666
Interest expense:
Corporate borrowings	56	49	104	67	276
Non-recourse borrowings	546	517	1,350	1,680	4,093
In addition, pursuant to the Master Services Agreement, on a quarterly basis we pay a base management fee to Brookfield equal to 0.3125% (1.25% annually) of the market value of our partnership plus net recourse debt. This fee is estimated to be approximately $248 million per year based on the June 30, 2019 market capitalization of our partnership plus preferred units and recourse corporate net debt.
An integral part of our partnership’s strategy is to participate with institutional investors in Brookfield-sponsored private infrastructure funds that target acquisitions that suit Brookfield Infrastructure’s profile. In the normal course of business, our partnership has made commitments to Brookfield-sponsored private infrastructure funds to participate in these target acquisitions in the future, if and when identified.
FINANCIAL INSTRUMENTS
Foreign Currency Hedging Strategy
To the extent that we believe it is economic to do so, our strategy is to hedge a portion of our equity investments and/or cash flows exposed to foreign currencies. The following key principles form the basis of our foreign currency hedging strategy:

•	We leverage any natural hedges that may exist within our operations

•	We utilize local currency debt financing to the extent possible

•	We may utilize derivative contracts to the extent that natural hedges are insufficient

Q2 2019 INTERIM REPORT 61

The following table presents our hedged position in foreign currencies as of June 30, 2019:

	Net Investment Hedges
US$ MILLIONS	USD		AUD	GBP	BRL	CLP	CAD		EUR	COP	PEN	INR
Equity Investment – US$	$(21)		$1,343	$1,344	$2,366	$53	$1,033		$690	$135	$121	$323
FX contracts – US$	4,619		(1,212)	(1,344)	—	(228)	(1,033)		(690)	(99)	(13)	—
Net unhedged – US$	$4,598		$131	$—	$2,366	$(175)	$—		$—	$36	$108	$323
% of equity investment hedged	N/A	%	90%	100%	—%	100%	N/A	%	100%	73%	11%	—%
At June 30, 2019, 62% of our net equity investment is U.S. dollar functional currency. For the three-month period ended June 30, 2019, we recorded losses in comprehensive income of $6 million (June 30, 2018: income of $99 million) related to these contracts.
CAPITAL REINVESTMENT
We fund growth capital expenditures with cash flow generated from operations, supplemented by non-recourse debt sized to investment grade coverage and covenant thresholds. This is designed to ensure that our investments have stable capital structures supported by a substantial level of equity and that cash flows at the asset level can be remitted freely to the partnership. This strategy also underpins our investment grade profile.
To fund large scale development projects and acquisitions, we will evaluate a variety of capital sources including proceeds from selling mature businesses, in addition to raising money in the capital markets through equity, debt and preferred share issuances. Furthermore, the partnership has a $1.975 billion committed revolving credit facility available for investments and acquisitions, as well as funding the equity component of organic growth initiatives. The facility is intended, and has historically been used, as a bridge to a long-term financing strategy rather than a permanent source of capital.
The following table reconciles changes in our proportionate cash for the year:

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2019	2018	2019	2018
Funds from Operations (FFO)	$337	$294	$688	$627
Maintenance capital	(73)	(58)	(127)	(107)
Funds available for distribution (AFFO)	264	236	561	520
Distributions paid	(251)	(229)	(501)	(457)
Funds available for reinvestment	13	7	60	63
Growth capital expenditures	(230)	(182)	(410)	(356)
Debt funding of growth capex	74	97	153	210
Non-recourse debt (repayments) issuances	(34)	410	(82)	373
Proceeds from capital recycling	137	—	502	1,033
New investments	—	(86)	(474)	(97)
Repayments on corporate credit facility	(965)	—	(510)	(789)
Partnership unit issuances (repurchases)	2	4	(24)	8
Preferred unit and preferred shares issued, net of repurchases	—	—	72	157
Deposit from parent	823	—	823	—
Impact of foreign currency movements	38	(65)	10	(136)
Changes in working capital and other	(30)	(282)	(54)	(127)
Change in proportionate cash	(172)	(97)	66	339
Opening, proportionate cash	880	1,033	642	597
Closing, proportionate cash	$708	$936	$708	$936

62 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

We present cash flows generated by our businesses on a proportionate basis as over 40% of our FFO is generated by investments that are not consolidated in our financial statements. The partnership participates in arrangements such as joint ventures or consortiums which provide it with access to partners with local strategic expertise and substantial amounts of capital. When investing in such arrangements, which are not consolidated for financial statement purposes, the partnership nevertheless maintains joint control or significant influence over the business, and is therefore, not a passive investor. We structure governance arrangements to require each of our businesses to distribute all available cash (which is generally defined as cash on hand less any amounts reserved for committed growth projects as approved by the investment’s Board of Directors), ensuring that any decision to not distribute all available cash flow requires our express consent. Consequently, the partnership has access to operating cash flows generated by all of our businesses, including joint ventures and any non-consolidated investments.
The following table highlights the significance of operating cash flow generated from investments which are not consolidated in our financial statements and reconciles consolidated cash flow from operations to AFFO.

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2019	2018	2019	2018
Cash from operating activities	$580	$183	$1,141	$649
Add: FFO from associates and joint ventures	144	123	291	284
Remove:
Distributions received from associates and joint ventures	(53)	(16)	(84)	(20)
Cash from operating activities attributable to non-controlling interests(1)	(346)	(250)	(681)	(579)
	325	40	667	334
Less: Maintenance capital expenditures	(73)	(58)	(127)	(107)
Change in working capital and other items	12	254	21	293
AFFO(2)	$264	$236	$561	$520

1.
By removing cash from operating activities attributable to non-controlling interests, the partnership is able to present AFFO attributable to the partnership. We believe our proportionate financial information, when read in conjunction with the partnership’s reported results under IFRS, provides the most meaningful assessment of how our operations are performing. Please refer to the discussion of the limitations of proportional results as an analytical tool within the “Reconciliation of Non-IFRS Financial Measures” section on page 68.

2.
The most closely related IFRS measure to AFFO is net income. However, occasionally we believe the alternative reconciliation can be useful and have therefore provided this reconciliation of consolidate cash flow from operations to AFFO. Please see the “Reconciliation of Non-IFRS Financial Measures” section on page 68 for a reconciliation of AFFO to net income.

From a treasury management perspective, the partnership manages its cash reserves with a view to minimizing foreign exchange and administrative costs, as well as enhancing our ability to secure asset level debt financing. While capital is primarily raised at the corporate level to fund the equity component of organic growth capital expenditures, actual funding of projects may be executed by injecting cash into subsidiaries or utilizing operating cash flow generated and retained by the business. Importantly, the physical movement of cash has no relevance on Brookfield Infrastructure’s ability to fund capital expenditures or make distributions.
DISTRIBUTION POLICY

Our distributions are underpinned by stable, highly regulated and contracted cash flows generated from operations. The partnership’s objective is to pay a distribution that is sustainable on a long-term basis. The partnership has set its target payout ratio at 60-70% of Funds from Operations. In sizing what we believe to be a conservative payout ratio, we typically retain approximately 15-20% of AFFO that we utilize to fund some or all of our internally funded growth capital expenditures.

The following table presents the partnership’s payout ratios:

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2019	2018	2019	2018
Funds from Operations (FFO)	$337	$294	$688	$627
Adjusted Funds from Operations (AFFO)	264	236	561	520
Distributions (Limited partner, general partner, Exchange LP units, preferred and incentive distributions)	251	229	501	457
FFO payout ratio	74%	78%	73%	73%
AFFO payout ratio	95%	97%	89%	88%

Q2 2019 INTERIM REPORT 63

The partnership’s annual distribution is reviewed with the Board of Directors in the first quarter of each year considering the following:

•	The results from the prior year as well as the budget for the upcoming year and the five-year business plan based on the partnership’s share of Funds from Operations generated by our assets

•	The partnership’s group-wide liquidity and its ability to fund committed capital investments
CAPITAL EXPENDITURES
Due to the capital-intensive nature of our partnership’s asset base, ongoing capital investment is required for additions and enhancements, life-cycle maintenance and repair of plant and equipment related to our operations. Our partnership reviews all capital expenditures and classifies them in one of the two following categories:

i)
Growth capital expenditures: capital outlays underpinned by incremental revenues that will enhance our partnerships’ returns. These projects are eligible for inclusion in the rate base of our utilities segment, or they are meant to add capacity to further expand our existing infrastructure networks in our transport, energy and data infrastructure operations;

ii)	Maintenance capital expenditures: required capital outlays to maintain the current operating state and reliability of the system while ensuring regulatory and safety requirements are upheld
We manage separate review and approval processes for each of the two categories of capital expenditures. Growth capital expenditures are underwritten in isolation and must meet our partnership’s target after-tax equity return threshold of 12-15%. Projects that meet these return targets are presented to the Capital Expenditure Committee which comprises senior personnel of the General Partner of our partnership. The committee reviews proposed project plans considering the target returns and funding plans, in addition to analyzing the various execution risks associated with these projects. Once a project receives approval from the Capital Expenditure Committee, it is generally added to the backlog.
Maintenance capital expenditures follow a different, though equally robust process, as failure to make necessary investment to maintain our operations could impair the ability of our businesses to serve our customer base or continue existing operations. Firstly, the operations teams involved with a particular business performs a detailed review of all planned and proposed maintenance capital expenditures during the annual budgeting process. These plans are reviewed in the context of the business’s maintenance capital approach that is agreed upon with the partnership at the time of acquisition and take into account drivers of performance that include public and worker health and safety, environmental and regulatory compliance, system reliability and integrity. Maintenance capital projects that receive approval at the asset level are then presented to the partnership’s corporate asset management teams that are responsible for overseeing the partnership’s operations, and have ample experience in managing utilities, transport, energy and data infrastructure assets. Through an iterative process with the companies’ senior operating executives, the plan is refined through a comprehensive review including prioritization of non-discretionary projects and comparisons to industry benchmarks. Once agreed, maintenance capital expenditure plans are approved and form part of the annual and five-year business plans that are presented to the partnership’s senior executive team. Once approved, these maintenance plans are executed on in the following year and performance relative to these plans is closely monitored by both the operations and asset management teams.
In addition to the various levels of internal reviews, our partnership engages a reputable, globally recognized engineering services firm annually to perform an independent review of its overall approach to maintenance capital expenditures and detailed capital program. Each year the engineering services firm will review a portion of the portfolio, covering all assets on a three-year rotating basis. For each asset under review in a given year, the engineering services firm will review the historical and forecasted spend against industry standards, regulatory requirements or other benchmarking data, and determine the reasonableness of the maintenance capex program based on the nature of the business and the age and condition of the assets. We have also engaged a Big 4 accounting firm to review the findings of the report provided by the engineering services firm and to assess the control activities around our process for compiling the annual sustaining maintenance capital expenditure ranges by segment.
Over the last two years, reviews were completed at a number of operations that together make up approximately 75% of our partnership’s FFO. The results from both engagements conducted by the firms confirm that our stated ranges of annual sustaining maintenance capital expenditures are reasonable and in-line with industry standard for assets of a similar nature. In the next 2-3 years, the partnership intends to complete reviews at the remainder of its existing operations, and for newly acquired businesses it will endeavor to have reviews conducted within 2-3 years of acquisition.

64 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

The following table presents the components of growth capital expenditures by operating segment:

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2019	2018	2019	2018
Growth capital expenditures by segment
Utilities	$100	$96	$192	$199
Transport	41	41	94	85
Energy	61	34	83	49
Data Infrastructure	28	11	41	23
	$230	$182	$410	$356
Growth capital expenditures for the three-month period ended June 30, 2019 were $230 million, an increase from $182 million in the same period in 2018. The increase in growth capital expenditures is primarily due to two North American energy businesses acquired in 2018 and the build-out of several new data center sites in Brazil.
The following table presents the components of maintenance capital expenditures by operating segment:

			Actual Capex
	Annual Ongoing Estimated Maintenance Capex		For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	Low	High	2019	2018	2019	2018
Maintenance capital expenditures by segment
Utilities	$20	$25	$5	$4	$8	$9
Transport	170	180	40	36	81	72
Energy	110	120	26	15	34	20
Data Infrastructure	10	15	2	3	4	6
	$310	$340	$73	$58	$127	$107
Maintenance capital expenditures for the three-month period ended June 30, 2019 were $73 million, an increase compared to the same period in 2018 due to the acquisition of two North American energy businesses in 2018. We estimate annual maintenance capital expenditures to be $20-25 million, $170-180 million, $110-120 million, and $10-15 million for our utilities, transport, energy, and data infrastructure segments, respectively, for a total range between $310-340 million. For the three and six-month periods ended June 30, 2019, our maintenance capital expenditures were below our estimated range primarily due to timing of maintenance spend in our Energy and Transport segments. Our partnership leverages industry data and benchmarks provided by a global engineering services firm to determine the appropriate maintenance capital ranges as disclosed above.

REVIEW OF CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the consolidated statements of cash flows:

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2019	2018	2019	2018
Cash from operating activities	$580	$183	$1,141	$649
Cash from (used by) investing activities	586	(697)	(2,571)	323
Cash (used by) from financing activities	(1,176)	440	1,597	(531)

This statement reflects activities within our consolidated operations and therefore excludes activities within non-consolidated entities.

Three-month periods ended June 30, 2019 and 2018

Cash from operating activities
Cash from operating activities totaled $0.6 billion for the three months ended June 30, 2019, an increase of $0.4 billion from 2018. The increase was primarily due to contributions from recently completed acquisitions, increased cash flows from organic growth initiatives at our existing operations, and an increase in changes in non-cash working capital.

Q2 2019 INTERIM REPORT 65

Cash used by investing activities
Cash from investing activities was $0.6 billion in 2019, as compared to cash used by investing activities of $0.7 billion in 2018. The increase in cash flows from investment activities is due to $0.6 billion of repayment from Brookfield for our partnership’s acquisition of Ascenty, funded on behalf of institutional investors in the prior quarter, and proceeds from the sale of associates of $0.1 billion. Prior year also included an additional $0.4 billion cash outflows for the acquisitions of subsidiaries. These increases were partially offset by additional investments in long-lived assets of $0.1 billion in the current year.
Cash from financing activities
Cash used by financing activities was $1.2 billion during 2019, as compared to cash from financing activities of $0.4 billion in 2018. Current quarter cash used by financing activities relates to net repayment of corporate credit facilities of $1.0 billion, distributions of $0.3 billion, net repayment of subsidiaries borrowings of $0.3 billion, and distributions to non-controlling interest of $0.1 billion. These uses of cash are partially offset by deposit received from parent of $0.5 billion. Prior year included net borrowings of $1.6 billion, partially offset by net return of capital to non-controlling interest of $0.7 billion and distributions to unitholders and non-controlling interests of $0.4 billion.
PARTNERSHIP CAPITAL
The total number of partnership units in the Holding LP outstanding is comprised of the following:

	As of
	June 30, 2019	December 31, 2018
Redeemable Partnership Units, held by Brookfield	115,824,992	115,824,992
Special General Partner Units	1,600,410	1,600,410
Managing General Partner Units	279,822,641	277,347,890
Total	397,248,043	394,773,292
An affiliate of Brookfield in its capacity as the special general partner of the Holding LP is entitled to incentive distributions which are based on the amount by which quarterly distributions on the limited partnership units exceed specified target levels. To the extent distributions on limited partnership units exceed $0.203 per quarter, the incentive distribution rights entitle the special general partner to 15% of incremental distributions above this threshold to $0.22 per unit.
To the extent that distributions on limited partnership units exceed $0.22 per unit, the incentive distribution rights entitled the special general partner to 25% of incremental distributions above this threshold. During the three and six-month periods ended June 30, 2019, an incentive distribution of $38 million and $76 million, respectively, was paid to the special general partner (2018: $34 million and $68 million).
In July 2019, Brookfield Infrastructure issued 13.5 million L.P units at $42.5 per unit under shelf registrations in the U.S. and Canada. In total, $575 million of gross proceeds were raised through the issuance and $24 million in equity issuance costs were incurred. Concurrently, Brookfield Infrastructure issued 6.1 million Redeemable Partnership Units to Brookfield for gross proceeds of $250 million.
CAPITAL MANAGEMENT
Our partnership’s approach to capital management is focused on maximizing returns to unitholders and ensuring capital is deployed in a manner consistent with achieving our investment return objectives.

Invested Capital, which tracks the amount of capital that has been contributed to our partnership, is a measure we utilize to assess returns on capital deployed, relative to targeted returns. Investment decisions are based on, amongst other measures and factors, targeted returns on Invested Capital of 12% to 15% annually over the long-term. We measure return on Invested Capital as Adjusted Funds from Operations (“AFFO”), less estimated returns of capital on operations that are not perpetual in life, divided by the weighted average Invested Capital for the period.
We define Invested Capital as partnership capital removing the impact of the following items: non-controlling interest in operating subsidiaries, retained earnings or deficit, accumulated other comprehensive income and ownership changes.
Weighted average Invested Capital for the three and six-month periods ended June 30, 2019 were $8,202 million and $8,192 million, respectively. See “Reconciliation of Non-IFRS Financial Measures” on page 68 for more details.

66 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

ENTERPRISE VALUE
The following section contains information to assist users in the calculation of the enterprise value of our partnership.
Enterprise Value
We define Enterprise Value as the market value of our partnership plus preferred units and proportionate debt, net of proportionate cash.
The following table presents Enterprise Value as of June 30, 2019 and December 31, 2018:

	As of
US$ MILLIONS	June 30, 2019	December 31, 2018
Partnership units outstanding, end of period(1)	398.5	399.2
Price(2)	$42.94	$34.53
Market capitalization	17,112	13,784
Preferred units and preferred shares(3)	1,007	936
Proportionate net debt(4)	9,854	10,098
Enterprise value	$27,973	$24,818

1.	Includes limited partner, general partner and redeemable partnership units held by Brookfield and Exchange LP units.

2.	Market value of our partnership is calculated based on the closing price of our units on the New York Stock Exchange.

3.	Preferred units and BIPIC preferred shares on Brookfield Infrastructure’s Consolidated Statements of Financial Position.

4.
Please see “Capital Resources and Liquidity” for a detailed reconciliation of Brookfield Infrastructure’s proportionate net debt to our partnership’s consolidated debt on the Consolidated Statements of Financial Position.

RELATED PARTY TRANSACTIONS
In the normal course of operations, Brookfield Infrastructure entered into the transactions below with related parties. The immediate parent of Brookfield Infrastructure is our partnership. The ultimate parent of Brookfield Infrastructure is Brookfield. Other related parties of Brookfield Infrastructure represent its subsidiary and operating entities.
Throughout the year, the General Partner, in its capacity as our partnership’s general partner, incurs director fees, a portion of which are charged at cost to our partnership in accordance with the limited partnership agreement. Less than $1 million in director fees were incurred during the three and six-month periods ended June 30, 2019 (2018: less than $1 million for the three and six-month periods).
As of June 30, 2019, Brookfield Infrastructure had financial assets balance of $21 million receivable from Brookfield. Brookfield Infrastructure also has loans payable of $311 million to subsidiaries of Brookfield (December 31, 2018: $73 million). The loans are repayable in full between 2019 and 2026 with interest rates ranging from 3.8% to 8.5% per annum.
Since inception, Brookfield Infrastructure has had a management agreement (the “Master Services Agreement”) with certain service providers (the “Service Provider”), which are wholly-owned subsidiaries of Brookfield.
Pursuant to the Master Services Agreement, on a quarterly basis, Brookfield Infrastructure pays a base management fee, referred to as the Base Management Fee, to the Service Provider equal to 0.3125% per quarter (1.25% annually) of the market value of our partnership. The Base Management Fee was $62 million and $121 million, respectively, for the three and six-month periods ended June 30, 2019 (2018: $52 million and $108 million). As of June 30, 2019, $62 million was outstanding as payable to the Service Provider (December 31, 2018: $51 million).
For purposes of calculating the Base Management Fee, the market value of our partnership is equal to the aggregate value of all the outstanding units of our partnership (assuming full conversion of Brookfield’s Redeemable Partnership Units in the Holdings LP into units of our partnership), preferred units and securities of the other Service Recipients (as defined in Brookfield Infrastructure’s Master Services Agreement) that are not held by Brookfield Infrastructure, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities.
Brookfield Infrastructure, from time to time, will place deposits with, or receive deposits from, Brookfield. As of June 30, 2019, Brookfield Infrastructure’s deposit balance from Brookfield was $823 million (December 31, 2018: deposit with Brookfield of less than $1 million). The deposit bears interest at market rates and was provided to Brookfield Infrastructure to fund our partnership’s recent acquisitions. Brookfield Infrastructure incurred interest expense of $4 million for the three and six-month periods ended June 30, 2019 (2018: interest income of less than $1 million for the three and six-month periods).

Q2 2019 INTERIM REPORT 67

Brookfield Infrastructure has entered into a $500 million revolving credit facility with Brookfield to provide additional liquidity for general corporate purposes and capital expenditures, if required. As of June 30, 2019, there were $nil borrowings outstanding (December 31, 2018: $nil).
Brookfield Infrastructure’s subsidiaries provide heating, cooling and connection services in the normal course of operations on market terms to subsidiaries and associates of Brookfield Property Partners L.P. In addition, our subsidiaries lease office space and obtain construction, consulting and engineering services in the normal course of operations on market terms from subsidiaries and associates of Brookfield Property Partners L.P. For the three and six-month periods ended June 30, 2019, revenues of $7 million and $11 million, respectively, were generated (2018: $2 million and $4 million) and expenses of $4 million and $6 million, respectively, were incurred (2018: less than $1 million and $2 million).
Brookfield Infrastructure utilizes a wholly-owned subsidiary of Brookfield to negotiate and purchase insurance and assess the adequacy of insurance on behalf of our partnership and certain subsidiaries. During the three and six-month periods ended June 30, 2019, Brookfield Infrastructure paid less than $1 million for these services (2018: less than $1 million for the three and six-month periods).
Brookfield Infrastructure’s U.K. port operation provides port marine services on market terms to a subsidiary acquired by Brookfield Business Partners L.P. For the three and six-month periods ended June 30, 2019, revenues of $1 million and $2 million, respectively, were generated (2018: $1 million and $2 million).
Brookfield Infrastructure’s subsidiaries purchase electricity from, and distribute electricity on behalf of, a subsidiary of Brookfield Renewable Partners L.P. in the normal course of operations on market terms. For the three and six-month periods ended June 30, 2019, revenues of less than $1 million were generated (2018: $nil for the three and six-month periods) and expenses of $14 million and $25 million, respectively, were incurred (2018: $3 million and $6 million).
OFF-BALANCE SHEET ARRANGEMENTS
We do not have any off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
We, on behalf of our subsidiaries, provide letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. As at June 30, 2019, letters of credit issued by our subsidiaries amounted to $48 million (December 31, 2018: $47 million).
In the normal course of operations, we execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions and acquisitions, construction projects, capital projects, and sales and purchases of assets and services. We have also agreed to indemnify our directors and certain of our officers and employees. The nature of substantially all of the indemnification undertakings prevents us from making a reasonable estimate of the maximum potential amount that we could be required to pay third parties, as many of the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, we have made no significant payments under such indemnification agreements.
RECONCILIATION OF NON-IFRS FINANCIAL MEASURES
We focus on FFO to measure operating performance, along with IFRS measures such as net income. In addition, we also assess AFFO, Adjusted EBITDA, Adjusted Earnings and Invested Capital.
Adjusted EBITDA, FFO, AFFO, Adjusted Earnings and Invested Capital are presented based on our proportionate share of results in operations accounted for using the consolidation and the equity method whereby we either control or exercise significant influence or joint control over the investment, respectively. Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Under IFRS, we are not considered to control those entities that have not been consolidated and as such, have been presented as investments in associates or joint ventures in Note 9 of the partnership’s financial statements. The presentation of the assets and liabilities and revenues and expenses do not represent our legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish the partnership’s legal claims or exposures to such items.
As a result, segment revenues, costs attributable to revenues, general and administrative costs, interest expense, other income, depreciation and amortization, deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses are reconciling items that will differ from results presented in accordance with IFRS as these reconciling items include our proportionate share of earnings from investments in associates attributable to each of the above-noted items, and exclude the proportionate share of earnings (loss) of consolidated investments not held by the partnership apportioned to each of the above-noted items.

68 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

We provide proportionate financial results because we believe it assists investors and analysts in estimating our overall performance and understanding the partnership’s share of results from its underlying investments which have varying economic ownership interests and financial statement presentations when determined in accordance with IFRS. We believe our proportionate financial information, when read in conjunction with the partnership’s reported results under IFRS, provides the most meaningful assessment of how our operations are performing and capital is being managed. The presentation of proportionate results has limitations as an analytical tool, including the following:

•
The amounts shown on the individual line items were derived by applying our overall economic ownership interest percentage determined when applying the equity method of accounting and do not necessarily represent our legal claim to the assets and liabilities, or the revenues and expenses;

•	Other companies may calculate proportionate results differently than we do.
Because of these limitations, our proportionate financial information should not be considered in isolation or as a substitute for our financial statements as reported under IFRS.
The following tables present each segment’s results in the format that management organizes its segments to make operating decisions and assess performance. These tables reconcile our proportionate results to our partnership’s consolidated statements of operating results on a line by line basis by aggregating the components comprising the earnings from our investments in associates and reflecting the portion of each line item attributable to non-controlling interests.
See “Discussion of Segment Reconciling Items” beginning on page 77 for a reconciliation of segment results to our statement of operating results in accordance with IFRS along with a break-down of each of the reconciling items by type and by operating segment.
Net income is the most directly comparable IFRS measure to FFO, AFFO, Adjusted EBITDA and Adjusted Earnings. Partnership capital is the most directly comparable IFRS measure to Invested Capital. We urge you to review the IFRS financial measures within the MD&A and to not rely on any single financial measure to evaluate our partnership.
We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses.
FFO has limitations as an analytical tool:

•
FFO does not include depreciation and amortization expense; because we own capital assets with finite lives, depreciation and amortization expense recognizes the fact that we must maintain or replace our asset base in order to preserve our revenue generating capability;

•	FFO does not include deferred income taxes, which may become payable if we own our assets for a long period of time; and

•	FFO does not include certain non-recurring charges such as breakage and transaction costs or non-cash valuation gains, losses and impairment charges.
FFO is a key measure that we use to evaluate the performance of our operations and forms the basis for our partnership’s distribution policy.
We believe that FFO, when viewed in conjunction with our IFRS results, provides a more complete understanding of factors and trends affecting our underlying operations. FFO allows us to evaluate our businesses on the basis of cash return on invested capital by removing the effect of non-cash and other items.
We add back depreciation and amortization to remove the implication that our assets decline in value over time since we believe that the value of most of our assets will be sustained over time, provided we make all necessary maintenance expenditures. We add back deferred income taxes because we do not believe this item reflects the present value of the actual cash tax obligations we will be required to pay, particularly if our operations are held for a long period of time. We add back non-cash valuation gains or losses recorded in net income as they are non-cash and indicate a point-in-time approximation of value on items we consider long-term. We also add back breakage and transaction costs as they are capital in nature.
In addition, we focus on Adjusted Funds from Operations or AFFO, which is defined as FFO less capital expenditures required to maintain the current performance of our operations (maintenance capital expenditures). While FFO provides a basis for assessing current operating performance, it does not take into consideration the cost to sustain the operating performance of our partnership’s asset base. In order to assess the long-term, sustainable operating performance of our businesses, we observe that in addition to FFO, investors use AFFO by taking into account the impact of maintenance capital expenditures.

Q2 2019 INTERIM REPORT 69

We also focus on Adjusted EBITDA which we define as net income excluding the impact of depreciation and amortization, interest expense, current and deferred income taxes, breakage and transaction costs and non-cash valuation gains or losses. Adjusted EBITDA provides a supplemental understanding of the performance of our business and enhanced comparability across periods and relative to our peers. Adjusted EBITDA excludes the impact of interest expense and current income taxes to remove the effect of the current capital structure and tax profile in assessing the operating performance of our businesses.
Adjusted Earnings is a measure that can be used to evaluate the performance of our operations, defined as net income attributable to our partnership, excluding any incremental depreciation and amortization expense associated with the revaluation of our property, plant and equipment and the impact of purchase price accounting, mark-to-market on hedging items and disposition gains or losses. While we believe that maintenance capital expenditures are the best measure of the cost to preserve our revenue generating capability, we acknowledge that investors may view historical depreciation as a more relevant proxy. Adjusted Earnings also excludes mark-to-market on hedging items recorded in net income or disposition gains or losses as we believe these items are not reflective of the ongoing performance of our underlying operations.
When viewed with our IFRS results, we believe that Adjusted Earnings provides a supplemental understanding of the performance of our underlying operations and also gives users enhanced comparability of our ongoing performance relative to peers in certain jurisdictions and across periods.
Invested Capital, which tracks the amount of capital that has been contributed to our partnership, is a measure we utilize to assess returns on capital deployed, relative to targeted returns. Investment decisions are based on, amongst other measures and factors, targeted returns on Invested Capital of 12% to 15% annually over the long-term. We define Invested Capital as partnership capital removing the following items: non-controlling interest - in operating subsidiaries, retained earnings or deficit, accumulated other comprehensive income and ownership changes. We measure return on Invested Capital as AFFO, less estimated returns of capital on operations that are not perpetual in life, divided by the weighted average Invested Capital for the period.
FFO is a measure of operating performance that is not calculated in accordance with and does not have any standardized meaning prescribed by IFRS as issued by the IASB. FFO is therefore unlikely to be comparable to similar measures presented by other issuers. FFO has limitations as an analytical tool. Specifically, our definition of FFO may differ from the definition used by other organizations, as well as the definition of Funds from Operations used by the REALPAC and the NAREIT, in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. A reconciliation of the most closely-related IFRS measure, net income, to FFO and AFFO is as follows:

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS(1)	2019	2018	2019	2018
Net income	$254	$219	$419	$546
Add back or deduct the following:
Depreciation and amortization	323	188	615	381
Share of (earnings) losses from investments in associates and joint ventures(2)	(34)	(1)	(52)	4
FFO contribution from investments in associates and joint ventures(2)	144	123	291	284
Income tax expense	61	72	136	257
Mark-to-market on hedging items and other	(64)	(80)	(56)	(20)
Gain on sale of associate	—	—	—	(338)
Other income (expense)	3	(12)	(13)	(17)
Consolidated Funds from Operations	687	509	1,340	1,097
FFO attributable to non-controlling interests(3)	(350)	(215)	(652)	(470)
FFO	337	294	688	627
Maintenance capital expenditures	(73)	(58)	(127)	(107)
AFFO	264	236	561	520
Return of capital	(27)	(22)	(53)	(47)
AFFO less return of capital	$237	$214	$508	$473

1.
Please see “Reconciliation of Operating Segment Measures” for a detailed reconciliation of Brookfield Infrastructure’s proportionate results to our partnership’s Consolidated Statements of Operating Results.

2.
These adjustments have the combined effect of excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses recorded within our investments in associates and joint ventures in accordance with our definition of FFO.

3.
By adjusting FFO attributable to non-controlling interests, the partnership is able to remove the portion of FFO earned at non-wholly owned subsidiaries that is not attributable to the partnership. We believe our proportionate financial information, when read in conjunction with the partnership’s reported results under IFRS, provides the most meaningful assessment of how our operations are performing. Please refer to the discussion of limitations of the proportional results as an analytical tool within the “Reconciliation of Non-IFRS Financial Measures” on page 68.

70 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

All reconciling amounts from net income to FFO presented above are taken directly from the partnership’s consolidated financial statements, and in the case of “Contribution from investments in associates and joint ventures” and “Attributable to non-controlling interests”, the partnership’s proportionate share of FFO relating thereto are derived using the accounting policies consistent with those applied in the partnership’s consolidated financial statements. FFO for these items is calculated on the same basis as consolidated entities, as disclosed above, and is calculated by applying the same ownership percentages used in calculating the partnership’s share of equity accounted income and the corresponding elimination of non-controlling interests in accordance with IAS 28, Investments in Associates and Joint Ventures and IFRS 10, Consolidated Financial Statements, respectively.
For the three-month period ended June 30, 2019, the difference between net income and FFO is predominantly due to depreciation and amortization, FFO contribution from investments in associates and joint ventures, and FFO attributable to non-controlling interests. Depreciation and amortization increased from prior year due to incremental charges from recently completed acquisitions, higher asset values following our annual revaluation process, the adoption of IFRS 16, and capital expenditures made during the year. FFO contribution from investments in associates and joint ventures increased from prior year mainly due to organic growth. FFO attributable to non-controlling interests increased from the prior year predominantly due to acquisitions completed during the past 12 months and organic growth.
The difference between net income and AFFO is due to the aforementioned items, in addition to maintenance capital expenditures of $73 million (2018: $58 million).
For the six-month period ended June 30, 2019, the difference between net income and FFO is due to depreciation and amortization expenses of $615 million (2018: 381 million), FFO contribution from investments in associates and joint ventures of $291 million (2018: $284 million), share of earnings from investments in associates and joint ventures of $52 million (2018: losses of $4 million), income tax expense of $136 million (2018: $257 million), mark-to-market gains on hedging and other items of $56 million (2018: $20 million), gain on sale of associate of $nil (2018: $338 million) and other expenses of $13 million (2018: $17 million), less FFO attributable to non-controlling interests of $652 million (2018: $470 million).
The difference between net income and AFFO is due to the aforementioned items in addition to maintenance capital expenditures of $127 million (2018: $107 million).
The following table reconciles net income, the most directly comparable IFRS measure, to Adjusted EBITDA, a non-IFRS measure. Adjusted EBITDA is presented based on our proportionate share of results in operations accounted for using the consolidation and the equity methods.

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS(1)	2019	2018	2019	2018
Net income	$254	$219	$419	$546
Add back or deduct the following:
Depreciation and amortization	323	188	615	381
Interest expense	241	125	453	239
Share of (earnings) losses from investments in associates and joint ventures(2)	(34)	(1)	(52)	4
Adjusted EBITDA contributions from investments in associates and joint ventures(2)	189	157	380	360
Income tax expense	61	72	136	257
Mark-to-market on hedging items and other	(64)	(80)	(56)	(20)
Gain on sale of associates	—	—	—	(338)
Consolidated Adjusted EBITDA	970	680	1,895	1,429
Adjusted EBITDA attributable to non-controlling interests(3)	(498)	(292)	(951)	(616)
Adjusted EBITDA	$472	$388	$944	$813

1.
Please see “Reconciliation of Operating Segment Measures” for a detailed reconciliation of Brookfield Infrastructure’s proportionate results to our partnership’s Consolidated Statements of Operating Results.

2.
These adjustments have the combined effect of excluding the impact of depreciation and amortization, interest expense, current and deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses recorded within our investments in associates and joint ventures in accordance with our definition of FFO.

3.
By adjusting Adjusted EBITDA attributable to non-controlling interests, the partnership is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that is not attributable to the partnership. We believe our proportionate financial information, when read in conjunction with the partnership’s reported results under IFRS, provides the most meaningful assessment of how our operations are performing. Please refer to the discussion of limitations of the proportional results as an analytical tool within the “Reconciliation of Non-IFRS Financial Measures” on page 68.

Q2 2019 INTERIM REPORT 71

All reconciling amounts presented above are taken directly from the partnership’s consolidated financial statements, and in the case of “Contribution from investments in associates and joint ventures” and “Attributable to non-controlling interests”, the partnership’s proportionate share of Adjusted EBITDA relating thereto are derived using the accounting policies consistent with those applied in the partnership’s consolidated financial statements. Adjusted EBITDA for these items is calculated on the same basis as consolidated entities, as disclosed above, and is calculated by applying the same ownership percentages used in calculating the partnership’s share of equity accounted income and the corresponding elimination of non-controlling interests in accordance with IAS 28, Investments in Associates and Joint Ventures and IFRS 10, Consolidated Financial Statements, respectively.
For the three-month period ended June 30, 2019, the difference between net income and Adjusted EBITDA is predominantly due to depreciation and amortization, interest expense, Adjusted EBITDA from investments in associates and joint ventures, and Adjusted EBITDA attributable to non-controlling interests. Depreciation and amortization increased from prior year due to incremental charges from recently completed acquisitions, higher asset values following our annual revaluation process, the adoption of IFRS 16, and capital expenditures made during the year. Interest expense increased from the prior year due to the issuance of $1.5 billion senior notes at our Brazilian regulated gas transmission business in May 2018 and additional borrowings associated with businesses acquired during the year. Adjusted EBITDA from investments in associates and joint ventures increased compared to the prior year mainly due to organic growth. Adjusted EBITDA attributable to non-controlling interests increased from the prior year predominantly due to acquisitions completed during the past 12 months and organic growth.
For the six-month period ended June 30, 2019, the difference between net income and Adjusted EBITDA is primarily due to depreciation and amortization expenses of $615 million (2018: $381 million), Adjusted EBITDA contributions from investment in associates of $380 million (2018: $360 million), and Adjusted EBITDA attributable to non-controlling interests of $951 million (2018: $616 million).
The following table reconciles net income attributable to our partnership, the most directly comparable IFRS measure, to Adjusted Earnings, a non-IFRS financial metric:

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2019	2018	2019	2018
Net income attributable to partnership(1)	$98	$125	$128	$334
Add back or deduct the following:
Depreciation and amortization expense due to application of revaluation model and acquisition accounting	104	86	206	171
Mark-to-market on hedging items and other	(36)	(71)	(4)	127
Gain on sale of subsidiaries or ownership changes	(21)	—	(21)	(338)
Adjusted earnings	$145	$140	$309	$294

1.	Includes net income attributable to non-controlling interest—Redeemable Partnership Units held by Brookfield, non-controlling interests—Exchange LP Units, general partner and limited partners.
For the three-month period ended June 30, 2019, the difference between net income attributable to partnership and Adjusted Earnings is due to depreciation and amortization expense attributable to the application of the revaluation model and acquisition accounting of $104 million (2018: $86 million), mark-to-market gains on hedging items and other of $36 million (2018: $71 million), and gain on sale of subsidiaries or ownership changes of $21 million (2018: nil). Adjusted earnings for the period benefited from organic growth across the majority of our operations and acquisitions completed in the past 12 months, partially offset by the impact of foreign exchange.
For the six-month period ended June 30, 2019, the difference between net income attributable to partnership and Adjusted Earnings is due to depreciation and amortization expense attributable to the application of the revaluation model and acquisition accounting of $206 million (2018: $171 million), mark-to-market gains on hedging items and other of $4 million (2018: losses of $127 million), and gain on sale of subsidiaries or ownership changes of $21 million (2018: $338 million). Adjusted earnings increased by $15 million from the prior year due to organic growth across the majority of our operations, acquisitions completed in the past 12 months.

72 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

The following table reconciles net income per limited partnership unit, the most directly comparable IFRS measure, to FFO per unit, a non-IFRS financial metric:

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS, EXCEPT PER UNIT AMOUNTS(1)	2019	2018	2019	2018
Net income per limited partnership unit(2)	$0.12	$0.21	$0.07	$0.63
Add back or deduct the following:
Depreciation and amortization	0.59	0.46	1.14	0.99
Deferred income taxes	0.05	0.04	0.06	0.05
Mark-to-market on hedging items	(0.09)	(0.18)	(0.05)	(0.09)
Gain on sale of associate	—	—	—	(0.86)
Valuation losses and other	0.18	0.22	0.51	0.88
Per unit FFO(3)	$0.85	$0.75	$1.73	$1.60

1.
Please see “Reconciliation of Operating Segment Measures” for a detailed reconciliation of Brookfield Infrastructure’s proportionate results to our partnership’s Consolidated Statements of Operating Results.

2.
During the three and six-month periods ended June 30, 2019, on average there were 279.7 million and 278.9 million limited partnership units outstanding, respectively (2018: 276.7 million and 276.6 million).

3.
During the three and six-month periods ended June 30, 2019, on average there were 398.5 million and 398.6 million units outstanding, respectively (2018: 394.1 million for the three and six-month periods), being inclusive of our units, the Redeemable Partnership Units, the Exchange LP Units and the Special General Partner Units.

The following table reconciles net income per limited partnership unit, the most directly comparable IFRS measure, to Adjusted Earnings per unit, a non-IFRS financial metric:

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS, EXCEPT PER UNIT AMOUNTS	2019	2018	2019	2018
Net income per limited partnership unit(1)	$0.12	$0.21	$0.07	$0.63
Add back or deduct the following:
Depreciation and amortization expense due to application of revaluation model & acquisition accounting	0.26	0.22	0.52	0.44
Mark-to-market on hedging items and other	0.03	(0.07)	0.23	0.54
Gains on sale of subsidiaries or ownership changes	(0.05)	—	(0.05)	(0.86)
Adjusted earnings per unit(2)	$0.36	$0.36	$0.77	$0.75

1.
During the three and six-month periods ended June 30, 2019, on average there were 279.7 million and 278.9 million limited partnership units outstanding, respectively (2018: 276.7 million and 276.6 million).

2.
During the three and six-month periods ended June 30, 2019, on average there were 398.5 million and 398.6 million units outstanding, respectively (2018: 394.1 million for the three and six-month periods), being inclusive of our units, the Redeemable Partnership Units, the Exchange LP Units and the Special General Partner Units.

The following reconciles partnership capital, the most directly comparable IFRS measure, to Invested Capital, a non-IFRS financial metric:

	As of
US$ MILLIONS	June 30, 2019	December 31, 2018
Partnership Capital	$16,233	$14,668
Remove impact of the following items since inception:
Non-controlling interest - in operating subsidiaries	(8,918)	(7,303)
Deficit	1,639	1,228
Accumulated other comprehensive income	(352)	(328)
Ownership changes and other	(398)	(109)
Invested Capital	$8,204	$8,156
Invested capital increased as a result of the net issuance of $72 million preferred units and preferred shares during the six-months ended June 30, 2019, partially offset by net repurchases of units of $24 million.

Q2 2019 INTERIM REPORT 73

The following table presents the change in Invested Capital during the three-month period ended June 30, 2019:

	For the three-month period ended June 30		For the six-month period ended June 30
US$ MILLIONS	2019	2018	2019	2018
Opening balance	$8,202	$7,760	$8,156	$7,599
Issuance of preferred units and preferred shares, net of repurchases	—	—	72	157
Repurchases of limited partnership units and redeemable partnership units, net of issuances	2	4	(24)	8
Ending balance	$8,204	$7,764	$8,204	$7,764
Weighted Average Invested Capital	$8,202	$7,760	$8,192	$7,738
AFFO is defined as FFO (defined in Note 3, Segment Information) less maintenance capital expenditures. AFFO for the three and six-month periods ended June 30, 2019 was $264 million and $561 million, respectively (2018: $236 million and $520 million). Estimated returns of capital for the three and six-month periods ended June 30, 2019 were $27 million and $53 million, respectively (2018: $22 million and $47 million).
Our partnership has met its investment return objectives for the three and six-month periods ended June 30, 2019 with returns on Invested Capital of 12% and 12%, respectively (2018: 11% and 12%).
Reconciliation of Operating Segment Measures
Adjusted EBITDA, FFO and AFFO are presented based on our proportionate share of results in operations accounted for using consolidation and the equity method whereby we either control or exercise significant influence over the investment respectively, in order to demonstrate the impact of key value drivers of each of these operating segments on our overall performance. As a result, segment depreciation and amortization, deferred income taxes, breakage and transaction costs, and non-cash valuation gains or losses are reconciling items that will differ from results presented in accordance with IFRS as these reconciling items (1) include our proportionate share of earnings from investments in associates attributable to each of the above-noted items, and (2) exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items.

74 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

The following tables present each segment’s results in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account our ownership in operations accounted for using the consolidation and equity method whereby we either control or exercise significant influence over the investment, respectively. These tables reconcile our proportionate results to our partnership’s consolidated statements of operating results on a line by line basis by aggregating the components comprising the earnings from our investments in associates and reflecting the portion of each line item attributable to non-controlling interests. See “Discussion of Segment Reconciling Items” on page 77 for a reconciliation of segment results to our statement of operating results in accordance with IFRS.

	Total attributable to Brookfield Infrastructure
FOR THE THREE-MONTH PERIOD ENDED JUNE 30, 2019 US$ MILLIONS	Utilities	Transport	Energy	Data Infrastructure(1)	Corporate	Total	Contribution from investments in associates	Attributable to non-controlling interest	As per IFRS financials(2)

Revenues	$278	$386	$256	$67	$—	$987	$(369)	$1,067	$1,685
Costs attributed to revenues	(88)	(202)	(133)	(28)	—	(451)	180	(569)	(840)
General and administrative costs	—	—	—	—	(64)	(64)	—	—	(64)
Adjusted EBITDA	190	184	123	39	(64)	472	(189)	498
Other (expense) income	(9)	2	6	1	19	19	(1)	(15)	3
Interest expense	(38)	(51)	(33)	(10)	(22)	(154)	46	(133)	(241)
FFO	143	135	96	30	(67)	337	(144)	350
Depreciation and amortization	(44)	(94)	(65)	(30)	(1)	(234)	105	(194)	(323)
Deferred taxes	(27)	5	3	(1)	1	(19)	14	6	1
Mark-to-market on hedging items and other	44	(37)	(25)	(9)	41	14	(9)	(6)	(1)
Share of earnings from associates	—	—	—	—	—	—	34	—	34
Net income attributable to non-controlling interest and preferred unitholders	—	—	—	—	—	—	—	(156)	(156)
Net income (loss) attributable to partnership(3)	$116	$9	$9	$(10)	$(26)	$98	$—	$—	$98

	Total attributable to Brookfield Infrastructure
FOR THE THREE-MONTH PERIOD ENDED JUNE 30, 2018 US$ MILLIONS	Utilities	Transport	Energy	Data Infrastructure(1)	Corporate	Total	Contribution from investments in associates	Attributable to non-controlling interest	As per IFRS financials(2)

Revenues	$245	$410	$137	$45	$—	$837	$(368)	$575	$1,044
Costs attributed to revenues	(68)	(237)	(68)	(22)	—	(395)	211	(283)	(467)
General and administrative costs	—	—	—	—	(54)	(54)	—	—	(54)
Adjusted EBITDA	177	173	69	23	(54)	388	(157)	292
Other (expense) income	(8)	—	3	(1)	16	10	4	(26)	(12)
Interest expense	(30)	(40)	(18)	(3)	(13)	(104)	30	(51)	(125)
FFO	139	133	54	19	(51)	294	(123)	215
Depreciation and amortization	(43)	(85)	(38)	(17)	—	(183)	91	(96)	(188)
Deferred taxes	(12)	(1)	(1)	—	1	(13)	(3)	(10)	(26)
Mark-to-market on hedging items and other	(10)	(23)	(20)	1	79	27	34	(15)	46
Share of earnings from associates	—	—	—	—	—	—	1	—	1
Net income attributable to non-controlling interest and preferred unitholders	—	—	—	—	—	—	—	(94)	(94)
Net income (loss) attributable to partnership(3)	$74	$24	$(5)	$3	$29	$125	$—	$—	$125
Q2 2019 INTERIM REPORT 75

	Total attributable to Brookfield Infrastructure
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2019 US$ MILLIONS	Utilities	Transport	Energy	Data Infrastructure(1)	Corporate	Total	Contribution from investments in associates	Attributable to non-controlling interest	As per IFRS financials(2)

Revenues	$547	$775	$501	$129	$—	$1,952	$(737)	$2,063	$3,278
Costs attributed to revenues	(176)	(402)	(251)	(54)	—	(883)	357	(1,112)	(1,638)
General and administrative costs	—	—	—	—	(125)	(125)	—	—	(125)
Adjusted EBITDA	371	373	250	75	(125)	944	(380)	951
Other (expense) income	(19)	1	14	2	40	38	2	(53)	(13)
Interest expense	(72)	(100)	(61)	(19)	(42)	(294)	87	(246)	(453)
FFO	280	274	203	58	(127)	688	(291)	652
Depreciation and amortization	(89)	(185)	(124)	(55)	(1)	(454)	203	(364)	(615)
Deferred taxes	(40)	11	1	3	4	(21)	10	—	(11)
Mark-to-market on hedging items and other	33	(77)	(39)	(15)	13	(85)	26	3	(56)
Share of earnings from associates	—	—	—	—	—	—	52	—	52
Net income attributable to non-controlling interest and preferred unitholders	—	—	—	—	—	—	—	(291)	(291)
Net income (loss) attributable to partnership(3)	$184	$23	$41	$(9)	$(111)	$128	$—	$—	$128

	Total attributable to Brookfield Infrastructure
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2018 US$ MILLIONS	Utilities	Transport	Energy	Data Infrastructure(1)	Corporate	Total	Contribution from investments in associates	Attributable to non-controlling interest	As per IFRS financials(2)

Revenues	$517	$834	$290	$88	$—	$1,729	$(791)	$1,119	$2,057
Costs attributed to revenues	(137)	(483)	(142)	(42)	—	(804)	431	(503)	(876)
General and administrative costs	—	—	—	—	(112)	(112)	—	—	(112)
Adjusted EBITDA	380	351	148	46	(112)	813	(360)	616
Other (expense) income	(11)	2	8	(2)	33	30	4	(51)	(17)
Interest expense	(61)	(83)	(36)	(6)	(30)	(216)	72	(95)	(239)
FFO	308	270	120	38	(109)	627	(284)	470
Depreciation and amortization	(101)	(184)	(71)	(37)	—	(393)	202	(190)	(381)
Deferred taxes	(27)	12	(3)	2	1	(15)	(12)	(14)	(41)
Mark-to-market on hedging items and other	(57)	(62)	(38)	1	(67)	(223)	98	(54)	(179)
Gain on sale of associate	—	—	—	—	338	338	—	—	338
Share of losses from associates	—	—	—	—	—	—	(4)	—	(4)
Net income attributable to non-controlling interest and preferred unitholders	—	—	—	—	—	—	—	(212)	(212)
Net income attributable to partnership(3)	$123	$36	$8	$4	$163	$334	$—	$—	$334

1.	During the second quarter of 2018, our Communications Infrastructure segment was renamed to Data Infrastructure. There was no concurrent change in the operations which comprise the segment.

2.
The above table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account Brookfield Infrastructure’s ownership in operations accounted for using the consolidation and equity methods under IFRS. The above table reconciles Brookfield Infrastructure’s proportionate results to our partnership’s Consolidated Statements of Operating Results on a line by line basis by aggregating the components comprising the earnings from our partnership’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests.

3.
Includes net income (loss) attributable to non-controlling interests - Redeemable Partnership Units held by Brookfield, non-controlling interests—Exchange LP Units, general partners and limited partners.

76 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

The following tables provide each segment’s assets in the format that management organizes its segments to make operating decisions and assess performance. Each segment is presented on a proportionate basis, taking into account our ownership in operations using consolidation and the equity method whereby we either control or exercise significant influence over the investment respectively. These tables reconcile our proportionate assets to total assets presented on our Consolidated Statements of Financial Position by removing net liabilities contained within investments in associates, reflecting the assets attributable to non-controlling interests, and adjusting for working capital assets which are netted against working capital liabilities.

	Total Attributable to Brookfield Infrastructure
AS OF JUNE 30, 2019 US$ MILLIONS	Utilities	Transport	Energy	Data Infrastructure	Corporate	Total	Contribution from investments in associates	Attributable to non- controlling interest	Working capital adjustment and other	As per IFRS financials
Total assets	$4,981	$6,203	$5,211	$1,804	$(1,965)	$16,234	$(2,324)	$21,064	$6,491	$41,465

	Total Attributable to Brookfield Infrastructure
AS OF DECEMBER 31, 2018 US$ MILLIONS	Utilities	Transport	Energy	Data Infrastructure	Corporate	Total	Contribution from investments in associates	Attributable to non- controlling interest	Working capital adjustment and other	As per IFRS financials
Total assets	$4,864	$6,424	$4,722	$1,446	$(929)	$16,527	$(2,350)	$17,545	$4,858	$36,580
Discussion of Segment Reconciling Items
The following tables detail and provide discussion, where applicable, of material changes between reporting periods for each operating segment, the reconciliation of contributions from investments in associates and attribution of non-controlling interest in the determination of Adjusted EBITDA, FFO and net income attributable to our partnership in order to facilitate the understanding of the nature of and changes to reconciling items.

FOR THE THREE-MONTH PERIOD ENDED JUNE 30, 2019 US$ MILLIONS	Utilities	Transport	Energy	Data Infrastructure	Corporate	Total
Adjustments to items comprising Adjusted EBITDA(1)
Contributions from investments in associates	$(13)	$(96)	$(54)	$(26)	$—	$(189)
Attribution to non-controlling interest	256	62	166	14	—	498
Adjusted EBITDA	243	(34)	112	(12)	—	309
Adjustments to items comprising FFO(2)
Contributions from investments in associates	4	21	14	6	—	45
Attribution to non-controlling interest	(62)	(31)	(39)	(16)	—	(148)
FFO	185	(44)	87	(22)	—	206
Adjustments to items comprising net income attributable to partnership(3)
Contributions from investment in associates	9	75	40	20	—	144
Attribution to non-controlling interest	(194)	(31)	(127)	2	—	(350)
Net income attributable to partnership	$—	$—	$—	$—	$—	$—

Q2 2019 INTERIM REPORT 77

FOR THE THREE-MONTH PERIOD ENDED JUNE 30, 2018 US$ MILLIONS	Utilities	Transport	Energy	Data Infrastructure	Corporate	Total
Adjustments to items comprising Adjusted EBITDA(1)
Contributions from investment in associates	$(5)	$(81)	$(49)	$(22)	$—	$(157)
Attribution to non-controlling interest	232	36	24	—	—	292
Adjusted EBITDA	227	(45)	(25)	(22)	—	135
Adjustments to items comprising FFO(2)
Contributions from investments in associates	2	18	12	2	—	34
Attribution to non-controlling interest	(52)	(17)	(8)	—	—	(77)
FFO	177	(44)	(21)	(20)	—	92
Adjustments to items comprising net income attributable to partnership(3)
Contributions from investment in associates	3	63	37	20	—	123
Attribution to non-controlling interest	(180)	(19)	(16)	—	—	(215)
Net income attributable to partnership	$—	$—	$—	$—	$—	$—

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2019 US$ MILLIONS	Utilities	Transport	Energy	Data Infrastructure	Corporate	Total
Adjustments to items comprising Adjusted EBITDA(1)
Contributions from investment in associates	$(18)	$(192)	$(119)	$(51)	$—	$(380)
Attribution to non-controlling interest	510	121	278	42	—	951
Adjusted EBITDA	492	(71)	159	(9)	—	571
Adjustments to items comprising FFO(2)
Contributions from investments in associates	7	46	27	9	—	89
Attribution to non-controlling interest	(131)	(59)	(72)	(37)	—	(299)
FFO	368	(84)	114	(37)	—	361
Adjustments to items comprising net income attributable to partnership(3)
Contributions from investment in associates	11	146	92	42	—	291
Attribution to non-controlling interest	(379)	(62)	(206)	(5)	—	(652)
Net income attributable to partnership	$—	$—	$—	$—	$—	$—

FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2018 US$ MILLIONS	Utilities	Transport	Energy	Data Infrastructure	Corporate	Total
Adjustments to items comprising Adjusted EBITDA(1)
Contributions from investment in associates	$(38)	$(173)	$(104)	$(45)	$—	$(360)
Attribution to non-controlling interest	476	80	60	—	—	616
Adjusted EBITDA	438	(93)	(44)	(45)	—	256
Adjustments to items comprising FFO(2)
Contributions from investments in associates	8	39	23	6	—	76
Attribution to non-controlling interest	(88)	(37)	(22)	1	—	(146)
FFO	358	(91)	(43)	(38)	—	186
Adjustments to items comprising net income attributable to partnership(3)
Contributions from investment in associates	30	134	81	39	—	284
Attribution to non-controlling interest	(388)	(43)	(38)	(1)	—	(470)
Net income attributable to partnership	$—	$—	$—	$—	$—	$—

1.	Revenues, costs attributed to revenues, general and administrative costs.

2.	Other income, interest expense and cash taxes.

3.	Depreciation and amortization, deferred taxes, fair value adjustments, other expenses, share of earnings from associates, net income attributable to non-controlling interest.

78 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Contributions from investments in associates and joint ventures increased compared to prior year predominantly due to organic growth. Attribution to non-controlling interest increased compared to the prior year primarily due to acquisitions completed over the past 12 months.
Critical Accounting Policies and Estimates
The preparation of financial statements requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.
Critical judgments made by management and utilized in the normal course of preparing Brookfield Infrastructure’s consolidated financial statements are outlined below.
Revaluation of property, plant and equipment
Property, plant and equipment is revalued on a regular basis. The critical estimates and assumptions underlying the valuation of property, plant and equipment are set out in Note 13, Property, Plant and Equipment in our December 31, 2018 audited consolidated financial statements. Our partnership’s property, plant, and equipment are measured at fair value on a recurring basis with an effective date of revaluation for all asset classes as of December 31, 2018. Brookfield Infrastructure determined fair value under the income method with due consideration to significant inputs such as the discount rate, terminal value multiple and overall investment horizon.
Impairment of goodwill, intangibles with indefinite lives and investment in associates and joint ventures
Our partnership assesses the impairment of goodwill and intangible assets with indefinite lives by reviewing the value-in-use or fair value less costs of disposal of the cash-generating units to which goodwill or the intangible asset has been allocated. Brookfield Infrastructure uses the following critical assumptions and estimates: the circumstances that gave rise to the goodwill, timing and amount of future cash flows expected from the cash-generating unit; discount rates; terminal capitalization rates; terminal valuation dates; useful lives and residual values.
The impairment assessment of investments in associates and joint ventures requires estimation of the recoverable amount of the asset.
Other estimates utilized in the preparation of our partnership’s financial statements are: depreciation and amortization rates and useful lives; recoverable amount of goodwill and intangible assets; ability to utilize tax losses and other tax measurements.
Recently adopted accounting standards
Brookfield Infrastructure applied, for the first time, certain new standards applicable to our partnership that became effective January 1, 2019. The impact of adopting these new standards on our partnership’s accounting policies are as follows:
IFRS 16 Leases (“IFRS 16”)
In January 2016, the IASB published a new standard, IFRS 16. The new standard brings most leases on balance sheet, eliminating the distinction between operating and finance leases. Lessor accounting, however, remains largely unchanged and the distinction between operating and finance leases is retained. IFRS 16 supersedes IAS 17, Leases (“IAS 17”) and related interpretations and is effective for periods beginning on or after January 1, 2019.
The partnership adopted the standard using a modified retrospective approach, whereby any transitional impact is recorded in equity as at January 1, 2019, and comparative periods are not restated. In applying IFRS 16 for the first time, the partnership has applied the following practical expedients permitted by the standard on a lease-by-lease basis. These practical expedients are only available upon adoption and cannot be applied for any new lease executed after adoption:

•	The accounting for operating leases with a remaining lease term of less than 12 months as of January 1, 2019 as short-term leases; and

Q2 2019 INTERIM REPORT 79

•
The application of a single discount rate to a portfolio of leases with reasonably similar characteristics. Furthermore, the partnership has applied the policy choice options on adoption to measure right-of-use assets at an amount equal to the lease liability.

The partnership has elected to apply the following practical expedients in its application of the standard:

•	To not allocate contract consideration between lease and non-lease components, but rather account for each lease and non-lease component as a single lease component;

•	To recognize the payments associated with short-term and low-value leases on a straight-line basis as an expense over the lease term.
The adoption of IFRS 16 resulted in the recognition of lease liabilities that are recorded in accounts payable and other, other liabilities, and right-of-use assets (“ROU”) that are classified as property, plant, and equipment of $1.2 billion. The adoption of IFRS 16 did not have an impact on partnership capital. The weighted average incremental borrowing rate used in determining the lease liabilities is approximately 5%. The difference between the present value of operating lease commitments disclosed applying IAS 17 as at December 31, 2018 and the lease liabilities recognized as at January 1, 2019 is due to finance lease liabilities recognized as at December 31, 2018, short-term and low-value leases recognized as expense, and adjustments as a result of different treatment for extension and termination options and variable lease payments relating to changes in indices or rates. When comparing results to prior year, for the three-months ended June 30, 2019, the new standard resulted in a reduction of our direct operating costs by $15 million ($3 million attributable to the partnership) and an increase to our interest and depreciation expense of $9 million and $13 million, respectively ($2 million and $4 million attributable to the partnership, respectively), thereby reducing net income by $7 million. Additionally, the new standard had no impact on our partnership’s share of earnings from equity accounted investments, but did increase proportionate EBITDA and FFO by $12 million, and $6 million, respectively.
Our partnership assesses whether a contract is or contains a lease, at inception of a contract and recognizes an ROU asset and a corresponding lease liability with respect to all lease agreements in which it is the lessee, except for short-term leases and leases of low value. The lease liability is initially measured at the present value of future lease payments, discounted using the interest rate implicit in the lease, if that rate can be determined, or otherwise the incremental borrowing rate. Lease payments included in the measurement of the lease liability comprise of i) fixed lease payments, including in-substance fixed payments, less any lease incentives; ii) variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date; iii) the amount expected to be payable by the lessee under residual value guarantees; iv) the exercise price of purchase options, if it is reasonably certain that the option will be exercised; and v) payments of penalties for terminating the lease, if the lease term reflects the exercise of an option to terminate the lease. ROU assets comprise the initial measurement of the corresponding lease liability, lease payments made at or before the commencement day and any initial direct costs. ROU assets are subsequently measured at cost less accumulated depreciation and impairment losses.
The partnership remeasures lease liabilities and makes a corresponding adjustment to the related ROU assets when i) the lease term has changed or there is a change in the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate; ii) the lease payments have changed due to changes in an index or rate or a change in expected payment under a guaranteed residual value, in which cases the lease liability is remeasured by discounting the revised lease payments using the initial discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used); or iii) a lease contract is modified and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.
The partnership has applied critical judgments in the application of IFRS 16, including: i) identifying whether a contract (or part of a contract) includes a lease; ii) determining whether it is reasonably certain that lease extension or termination option will be exercised in determining lease term; and iii) determining whether variable payments are in-substance fixed. The partnership also uses critical estimates in the application of IFRS 16, including the estimation of lease term and determination of the appropriate rate to discount the lease payments.
IFRIC 23 Uncertainty over Income Tax Treatments (“IFRIC 23”)
In June 2017, the IASB published IFRIC 23, effective for annual periods beginning on or after January 1, 2019. The interpretation requires an entity to assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings and to exercise judgment in determining whether each tax treatment should be considered independently or whether some tax treatments should be considered together. The decision should be based on which approach provides better predictions of the resolution of the uncertainty. An entity also has to consider whether it is probable that the relevant authority will accept each tax treatment, or group of tax treatments, assuming that the taxation authority with the right to examine any amounts reported to it will examine those amounts and will have full knowledge of all relevant information when doing so. The interpretation may be applied on either a fully retrospective basis or a modified retrospective basis without restatement of comparative information. Our partnership has adopted the standard as of January 1, 2019 on a modified retrospective basis. The adoption did not have a significant impact on our partnership’s unaudited interim condensed consolidated financial statements.

80 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

IFRS 3 Business Combinations (“IFRS 3”)
In October 2018, the IASB issued an amendment to IFRS 3, effective for annual periods beginning on or after January 1, 2020. The amendment clarifies the definition of a business and assists companies in determining whether an acquisition is a business combination or an acquisition of a group of assets. The amendment emphasizes that to be considered a business, an acquired set of activities and assets must include an input and a substantive process that together significantly contribute to the ability to create outputs. Effective January 1, 2019, our partnership has early adopted the standard prospectively. The adoption did not have a significant impact on our partnership’s unaudited interim condensed consolidated financial statements.
After the adoption of IFRS 3 amendments, the partnership continues to account for business combinations in which control is acquired under the acquisition method. When an acquisition is made, the partnership considers the inputs, processes and outputs of the acquiree in assessing whether it meets the definition of a business. When the acquired set of activities and assets lack a substantive process in place but will be integrated into the partnership’s existing operations, the acquisition ceases to meet the definition of a business and is accounted for as an asset acquisition. Assets acquired through asset acquisitions are initially measured at cost, which includes the transaction costs incurred for the acquisitions. Acquisitions that continue to meet the definition of a business combination are accounted for under the same acquisition method.
CONTROLS AND PROCEDURES
No changes were made in our internal control over financial reporting during the three-month period ended June 30, 2019, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Excluded from our evaluation were internal controls over financial reporting at DCI and EWPL for which control was acquired on January 4, 2019 and March 22, 2019, respectively. The financial statements of these entities constitute 7% of total assets, 11% of partnership capital, 3% of revenue and less than 1% of net income of the consolidated financial statements of our partnership as of and for the six-month period ended June 30, 2019.

Q2 2019 INTERIM REPORT 81

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This Management’s Discussion and Analysis contains forward-looking information and forward-looking statements within the meaning of applicable securities laws. We may make such statements in this report, in other filings with Canadian regulators or the SEC and in other public communications. The words “tend”, “seek”, “target”, “foresee”, “believe,” “expect,” “could”, “aim to,” “intend,” “objective”, “outlook”, “endeavour”, “estimate”, “likely”, “continue”, “plan”, derivatives thereof and other expressions of similar import, or the negative variations thereof, and similar expressions of future or conditional verbs such as “will”, “may”, “should,” which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify forward-looking statements. Forward-looking statements in this Management’s Discussion and Analysis include among others, statements with respect to our assets tending to appreciate in value over time, growth in our assets and operations, increases in FFO per unit and resulting capital appreciation, returns on capital and on equity, increasing demand for commodities and global movement of goods, expected capital expenditures, the impact of planned capital projects by customers of our businesses as on the performance and growth of those businesses, the extent of our corporate, general and administrative expenses, our ability to close acquisitions (including acquisitions referred to in this Management’s Discussion and Analysis and other planned transactions), our capacity to take advantage of opportunities in the marketplace, the future prospects of the assets that we operate or will operate, partnering with institutional investors, ability to identify, acquire and integrate new acquisition opportunities, long-term target return on our assets, sustainability of distribution levels, distribution growth and payout ratios, operating results and margins for our business and each operation, future prospects for the markets for our products, our plans for growth through internal growth and capital investments, ability to achieve stated objectives, ability to drive operating efficiencies, return on capital expectations for the business, contract prices and regulated rates for our operations, our expected future maintenance and capital expenditures, ability to deploy capital in accretive investments, impact on the business resulting from our view of future economic conditions, our ability to maintain sufficient financial liquidity, our ability to draw down funds under our bank credit facilities, our ability to secure financing through the issuance of equity or debt, expansions of existing operations, likely sources of future opportunities in the markets in which we operate, financing plans for our operating companies, foreign currency management activities and other statements with respect to our beliefs, outlooks, plans, expectations and intentions. Although we believe that the partnership’s anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the partnership to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information.
Factors that could cause actual results to differ materially from those contemplated or implied by the forward-looking statements contained herein include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products or services, the ability to achieve growth within Brookfield Infrastructure’s businesses, our ability to achieve the milestones necessary to deliver the targeted returns to our unitholders, which is uncertain, some of which depends on access to capital and continuing favourable commodity prices, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete new acquisitions in the competitive infrastructure space (including the potential acquisitions referred to in this letter to unitholders, some of which remain subject to the satisfaction of conditions precedent, and the inability to reach final agreement with counterparties to transactions referred to herein as being currently pursued, given that there can be no assurance that any such transaction will be agreed to or completed) and to integrate acquisitions into existing operations, changes in technology which have the potential to disrupt the businesses and industries in which we invest, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business, regulatory decisions affecting our regulated businesses, our ability to secure favourable contracts, weather events affecting our business, traffic volumes on our toll road businesses and other risks and factors described in the documents filed by us with the securities regulators in Canada and the United States, including under “Risk Factors” in our most recent Annual Report on Form 20-F and other risks and factors that are described therein.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield Infrastructure, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the partnership undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

82 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.